

10011370



NATIONAL OILWELL VARCO

Notice of 2010 Annual Meeting and Proxy Statement

2009 Annual Report to Stockholders

- Management's Discussion and Analysis
- Consolidated Financial Statements

2010 Proxy Statement and 2009 Annual Report to Stockholders

April 1, 2010

Fellow Stockholders:

On behalf of your Board of Directors and your management, we are pleased to invite you to attend the Annual Meeting of Stockholders of National Oilwell Varco, Inc. It will be held on Wednesday, May 12, 2010 at 10:00 A.M., local time, at the Company's corporate headquarters located at 7909 Parkwood Circle Dr., Houston, Texas 77036.

You will find information regarding the matters to be voted on at the meeting in the formal Notice of Meeting and Proxy Statement, which are included on the following pages of this booklet.

Whether or not you plan to attend, please sign and return the enclosed proxy in the accompanying envelope as soon as possible so that your shares will be voted at the meeting. The vote of each and every stockholder is most important to us. Please note that your completed proxy will not prevent you from attending the meeting and voting in person should you so choose.

Also included in this booklet as Appendix A is National Oilwell Varco's 2009 Annual Report on Form 10K, which we are distributing to the company's stockholders in lieu of a separate annual report.

Thank you for your continued support of and interest in National Oilwell Varco.

Sincerely,

Merrill A. (Pete) Miller, Jr.
Chairman, President and
Chief Executive Officer

TABLE OF CONTENTS

Page



NATIONAL OILWELL VARCO, INC.
7909 Parkwood Circle Drive
Houston, Texas 77036

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held May 12, 2010

DATE:	Wednesday, May 12, 2010
TIME:	10:00 a.m. (Houston time)
PLACE:	National Oilwell Varco 7909 Parkwood Circle Dr. Houston, Texas 77036

The 2010 annual meeting of stockholders of National Oilwell Varco, Inc. will be held at the Company's corporate headquarters located at 7909 Parkwood Circle Drive, Houston, Texas on Wednesday, May 12, 2010, at 10:00 a.m. local time, for the following purposes:

1. To elect three directors to hold office for a three-year term;
2. To consider and act upon a proposal to ratify the appointment of Ernst & Young LLP as independent auditors of the company for 2010; and
3. To consider and act upon any other matters that may properly come before the annual meeting or any postponement or adjournment thereof.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF THE THREE NOMINEES FOR DIRECTOR AND FOR THE PROPOSAL TO RATIFY THE APPOINTMENT OF ERNST & YOUNG LLP AS INDEPENDENT AUDITORS OF THE COMPANY FOR 2010.

The Board of Directors has set March 23, 2010 as the record date for the annual meeting of the stockholders ("Annual Meeting"). If you were a stockholder of record at the close of business on March 23, 2010, you are entitled to vote at the Annual Meeting. A complete list of these stockholders will be available for examination at the Annual Meeting and during ordinary business hours at our offices at 7909 Parkwood Circle Drive, Houston, Texas for a period of ten days prior to the Annual Meeting.

You are cordially invited to join us at the Annual Meeting. However, to ensure your representation, we request that you return your signed proxy card at your earliest convenience, whether or not you plan to attend the Annual Meeting. You may revoke your proxy at any time if you wish to attend and vote in person.

By Order of the Board of Directors

/s/ Dwight W. Rettig

Dwight W. Rettig
Senior Vice President, General Counsel and Secretary

Houston, Texas
April 1, 2010

NATIONAL OILWELL VARCO, INC.
7909 Parkwood Circle Drive
Houston, Texas 77036

PROXY STATEMENT

Except as otherwise specifically noted in this Proxy Statement, the "Company," "we," "our," "us," and similar words in this Proxy Statement refer to National Oilwell Varco, Inc.

ANNUAL MEETING:	Date: Wednesday, May 12, 2010 Time: 10:00 a.m. (Houston time) Place: National Oilwell Varco 7909 Parkwood Circle Dr. Houston, Texas 77036
AGENDA:	Proposal 1: For the election of three nominees as directors of the Company for a term of three years. Proposal 2: For the ratification of the appointment of Ernst & Young LLP as independent auditors of the Company.
RECORD DATE/ WHO CAN VOTE:	All stockholders of record at the close of business on March 23, 2010 are entitled to vote. The only class of securities entitled to vote at the Annual Meeting is National Oilwell Varco common stock. Holders of National Oilwell Varco common stock are entitled to one vote per share at the Annual Meeting.
PROXIES SOLICITED BY:	Your vote and proxy is being solicited by the Board of Directors for use at the Annual Meeting. This Proxy Statement and enclosed proxy card is being sent on behalf of the Board of Directors to all stockholders beginning on or about April 1, 2010. By completing, signing and returning your proxy card, you will authorize the persons named on the proxy card to vote your shares according to your instructions.
PROXIES:	If your properly executed proxy does not indicate how you wish to vote your common stock, the persons named on the proxy card will vote FOR election of the three nominees for director (Proposal 1) and FOR the ratification of the appointment of Ernst & Young LLP as independent auditors (Proposal 2).
REVOKING YOUR PROXY:	You can revoke your proxy at any time prior to the time that the vote is taken at the meeting by: (i) filing a written notice revoking your proxy; (ii) filing another proxy bearing a later date; or (iii) casting your vote in person at the Annual Meeting. Your last vote will be the vote that is counted.
QUORUM:	As of March 23, 2010, there were 419,026,271 shares of National Oilwell Varco common stock issued and outstanding.

The holders of these shares have the right to cast one vote for each share held by them. The presence, in person or by proxy, of stockholders entitled to cast at least 209,513,136 votes constitutes a quorum for adopting the proposals at the Annual Meeting. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining a quorum, as will broker non-votes. A broker non-vote occurs when a broker is not permitted to vote on a matter without instructions from the beneficial owner of the shares and no instruction is given. If you have properly signed and returned your proxy card by mail, you will be considered part of the quorum, and the persons named on the proxy card will vote your shares as you have instructed them.

VOTE REQUIRED FOR APPROVAL:

For the proposal to elect the three director nominees (Proposal 1), our bylaws require that each director nominee be elected by the majority of votes cast with respect to such nominee (i.e., the number of shares voted "for" a director nominee must exceed the number of shares voted "against" that nominee). For additional information regarding our majority voting policy, see page 5 of the proxy statement. You cannot abstain in the election of directors and broker non-votes are not counted. **Please note that starting this year the rules that determine how your broker can vote your shares have changed. Brokers may no longer vote your shares on the election of directors in the absence of your specific instructions as to how to vote. Please provide your broker with voting instructions so that your vote can be counted.**

Approval of the proposal to ratify the appointment of Ernst & Young LLP as independent auditors (Proposal 2) will require the affirmative vote of a majority of the shares of our common stock entitled to vote and present in person or by proxy. An abstention will have the same effect as a vote "against" such proposal.

MULTIPLE PROXY CARDS:

If you receive multiple proxy cards, this indicates that your shares are held in more than one account, such as two brokerage accounts, and are registered in different names. You should vote each of the proxy cards to ensure that all of your shares are voted.

HOUSEHOLDING:

The U.S. Securities and Exchange Commission, or SEC, has adopted rules that permit companies and intermediaries, such as brokers, to satisfy the delivery requirements for proxy statements with respect to two or more stockholders sharing the same address by delivering a copy of these materials, other than the Proxy Card, to those stockholders. This process, which is commonly referred to as "householding," can mean extra convenience for stockholders and cost savings for the Company.

Beneficial stockholders can request information about householding from their banks, brokers, or other holders of record. Through householding, stockholders of record who have the same address and last name will receive only one copy of our Proxy Statement and Annual Report, unless one or more of these stockholders notifies us that they wish to continue receiving individual copies. This procedure will reduce printing costs and postage fees.

Stockholders who participate in householding will continue to receive separate Proxy Cards. If you are eligible for householding, but you and other stockholders of record with whom you share an address currently receive multiple copies of Proxy Statements and Annual Reports, or if you hold stock in more than one account and wish to receive only a single copy of the Proxy Statement or Annual Report for your household, please contact Broadridge Householding Department, in writing, at 51 Mercedes Way, Edgewood, New York 11717, or by phone at (800) 542-1061. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate Proxy Statement and Annual Report, please notify your broker if you are a beneficial stockholder.

COST OF PROXY SOLICITATION:

We have retained InvestorCom, Inc. to solicit proxies from our stockholders at an estimated fee of $4,500, plus expenses. This fee does not include the costs of preparing, printing, assembling, delivering and mailing the Proxy Statement. The Company will pay for the cost of soliciting proxies. Some of our directors, officers and employees may also solicit proxies personally, without any additional compensation, by telephone or mail. Proxy materials also will be furnished without cost to brokers and other nominees to forward to the beneficial owners of shares held in their names.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on Wednesday, May 12, 2010.

The Company's 2010 Proxy Statement and the Annual Report to Stockholders for the year ended 2009 are also available at:
http://www.proxyvote.com

For directions to the Annual Meeting, please contact investor relations at 713-346-7500.

PLEASE VOTE -- YOUR VOTE IS IMPORTANT

ELECTION OF DIRECTORS
PROPOSAL NO. 1 ON THE PROXY CARD

The Board of Directors of National Oilwell Varco (the "Board") is divided into three classes, each class serving a term of three years. Directors whose terms expire this year include: Ben A. Guill, Roger L. Jarvis and Eric L. Mattson.

Ben A. Guill, Roger L. Jarvis and Eric L. Mattson are nominees for directors for a three-year term expiring at the Annual Meeting in 2013, or when their successors are elected and qualified. We believe each of the nominees will be able to serve if elected. However, if any nominee is unable to serve, the remaining members of the Board have authority to nominate another person, elect a substitute, or reduce the size of the Board. Directors whose terms expire in 2011 and 2012 will continue to serve in accordance with their prior election or appointment. Proxies cannot be voted for a greater number of persons than the number of nominees named.

Vote Required for Approval

National Oilwell Varco's Bylaws require that each director be elected by the majority of votes cast with respect to such director in uncontested elections (the number of shares voted "for" a director nominee must exceed the number of votes cast "against" that nominee). In a contested election (a situation in which the number of nominees exceeds the number of directors to be elected), the standard for election of directors would be a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. Whether an election is contested or not is determined as of a date that is fourteen days in advance of when we file our definitive proxy statement with the SEC; this year's election was determined to be an uncontested election, and the majority vote standard will apply. If a nominee who is serving as a director is not elected at the annual meeting, Delaware law provides that the director would continue to serve on the Board as a "holdover director." However, under our Bylaws and Corporate Governance Guidelines, each director must submit an advance, contingent, irrevocable resignation that the Board may accept if the director fails to be elected through a majority vote. In that situation, the Nominating/Corporate Governance Committee would make a recommendation to the Board about whether to accept or reject the resignation, or whether to take other action. The Board will act on the Nominating/Corporate Governance Committee's recommendation and publicly disclose its decision and the rationale behind it within ninety days from the date the election results are certified. If a nominee who was not already serving as a director fails to receive a majority of votes cast at the annual meeting, Delaware law provides that the nominee does not serve on the Board as a "holdover director." In 2010, all director nominees are currently serving on the Board.

Please note that starting this year the rules that determine how your broker can vote your shares have changed. Brokers may no longer vote your shares on the election of directors in the absence of your specific instructions as to how to vote. Please provide your broker with voting instructions so that your vote can be counted.

Information Regarding Nominees for Director for Terms Expiring in 2013:

Name	Age	Expiration Date of Current Term	Biography	Year First Became Director
Ben A. Guill	59	2010	Mr. Guill has served as a Director of the Company since 1999. He is a Managing Partner of White Deer Energy, a middle market private equity fund focused on energy investments. Until April 2007, he was President of First Reserve Corporation, a corporate manager of private investments focusing on the energy and energy-related sectors, which he joined in September 1998. Prior to joining First Reserve, Mr. Guill was the Managing Director and Co-head of Investment Banking of Simmons & Company International, an investment-banking firm specializing in the oil service industry. Mr. Guill also serves as a director of Trico Marine Services, Inc.	1999

Name	Age	Expiration Date of Current Term	Biography	Year First Became Director
Roger L. Jarvis	56	2010	Mr. Jarvis has been a Director of the Company since February 2002. Since 2007, he has served as Chairman, Chief Executive Officer and President of Common Resources LLC, a privately held company engaged in the business of exploration for and production of hydrocarbons in the United States. He served as President, Chief Executive Officer and Director of Spinnaker Exploration Company, a natural gas and oil exploration and production company, from 1996 and as its Chairman of the Board from 1998, until its acquisition by Norsk Hydro ASA in December 2005.	2002
Eric L. Mattson	58	2010	Mr. Mattson has been a Director of the Company since March 2005. Mr. Mattson served as a Director of Varco (and its predecessor, Tuboscope Inc.) from January 1994 until its merger with the Company on March 11, 2005. Mr. Mattson is currently an investor in and serves as the Chief Financial Officer of Select Energy Services, LLC, a privately held oil service company located in Gainesville, Texas. Prior to that, Mr. Mattson served as Senior Vice President and Chief Financial Officer of VeriCenter, Inc., a private provider of managed hosting services, since 2003, until its acquisition in August 2007. From November 2002 until October 2003, Mr. Mattson worked as an independent consultant. Mr. Mattson was the Chief Financial Officer of Netrail, Inc., a private Internet backbone and broadband service provider, from September 1999 until November 2002. Netrail filed for Chapter 11 Bankruptcy protection in the Northern Georgia district of the United States Bankruptcy Court in July 2001. In November 2002, the Bankruptcy Court approved Netrail's plan of liquidation and appointed a Trustee to effect the plan. At that time, Mr. Mattson ceased to be the Chief Financial Officer of Netrail. From July 1993 until May 1999, Mr. Mattson served as Senior Vice President and Chief Financial Officer of Baker Hughes Incorporated, a provider of products and services to the oil, gas and process industries.	2005

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE IN FAVOR OF THE ELECTION OF THE THREE NOMINEES FOR DIRECTOR.

Information Regarding Continuing Directors:

Name	Age	Expiration Date of Current Term	Biography	Year First Became Director
Merrill A. Miller, Jr.	59	2012	Mr. Miller has been a Director of the Company since May 2001 and Chairman of the Board since July 22, 2005. He also served as Chairman of the Board from May 2002 through March 11, 2005. He served as the Company's Chief Operating Officer from November 2000 through March 11, 2005. He has served as President since November 2000 and as Chief Executive Officer since May 2001. He has served in various senior executive positions with National Oilwell since February 1996. Mr. Miller also serves as a director of Chesapeake Energy Corporation, a company engaged in the development, acquisition, production, exploration, and marketing of onshore oil and natural gas properties in the United States.	2001
Greg L. Armstrong	51	2012	Mr. Armstrong has been a Director of the Company since March 2005. Mr. Armstrong served as a Director of Varco from May 20, 2004 until its merger with the Company on March 11, 2005. Since 1998, he has been the Chairman of the Board and Chief Executive Officer of Plains All American GP LLC, the general partner and controlling entity of Plains All American Pipeline, L.P., a publicly traded master limited partnership engaged in the business of marketing, gathering, transporting, terminalling and storing crude oil. Mr. Armstrong is a member of the National Petroleum Council.	2005

Name	Age	Expiration Date of Current Term	Biography	Year First Became Director
Robert E. Beauchamp	50	2011	Mr. Beauchamp has been a Director of the Company since August 2002. Since 1988, he has served in various capacities at BMC Software, Inc., a leading provider of enterprise management solutions, most recently as President and Chief Executive Officer and as Chairman of the Board. During his career with BMC, he also served as senior vice president of research & development, vice president of strategic marketing and corporate development, and director of strategic marketing.	2002
David D. Harrison	62	2012	Mr. Harrison has been a Director of the Company since August 2003. He has served as Executive Vice President and Chief Financial Officer of Pentair, Inc., a diversified manufacturer in water technologies and enclosures businesses, since February 2000 until his retirement in February 2007. He also served as Executive Vice President and Chief Financial Officer of Pentair, Inc. from 1994 to 1996. From 1972 through 1994, Mr. Harrison held various domestic and international finance positions with a combination of General Electric and Borg-Warner Chemicals. Mr. Harrison serves as a director of Navistar International Corporation, a holding company whose wholly owned subsidiaries produce International® brand commercial trucks, MaxxForce brand diesel engines, IC brand school buses, and Workhorse brand chassis for motor homes and step vans. Mr. Harrison also serves as a director of James Hardie Industries, a leading fibre cement technology company.	2003
Jeffery A. Smisek	55	2011	Mr. Smisek has been a Director of the Company since March 2005. Mr. Smisek served as a Director of Varco (and its predecessor, Tuboscope Inc.) from February 1998 until its merger with the Company on March 11, 2005. Mr. Smisek has served as Chairman, President and Chief Executive Officer of Continental Airlines, Inc. since January 2010. Mr. Smisek previously served Continental Airlines, Inc. as: President and Chief Operating Officer from September 2008 until December 2009; President and a director from December 2004; Executive Vice President from March 2003 until December 2004; and Executive Vice President — Corporate from May 2001 until March 2003.	2005

COMMITTEES AND MEETINGS OF THE BOARD

Committees

The Board of Directors had the following standing committees: Audit, Compensation, and Nominating/Corporate Governance.

Number of Meetings Held in 2009

Board of Directors	5
Audit Committee	8
Compensation Committee	3
Nominating/Corporate Governance Committee	2

Attendance at Meetings

Each incumbent director attended at least 75% of the meetings of the Board and committees of which that director was a member.

Audit Committee

Messrs. Harrison (Chairman), Armstrong, Guill and Mattson are the current members of the Audit Committee. All members of this committee are "independent" within the meaning of the rules governing audit committees by the New York Stock Exchange, or NYSE.

The Audit Committee is appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities. The Committee's primary duties and responsibilities are to:

- monitor the integrity of the Company's financial statements, financial reporting processes, systems of internal controls regarding finance, and disclosure controls and procedures;
- select and appoint the Company's independent auditors, pre-approve all audit and non-audit services to be provided, consistent with all applicable laws, to the Company by the Company's independent auditors, and establish the fees and other compensation to be paid to the independent auditors;
- monitor the independence and performance of the Company's independent auditors and internal audit function;
- establish procedures for the receipt, retention, response to and treatment of complaints, including confidential, anonymous submissions by the Company's employees, regarding accounting, internal controls, disclosure or auditing matters, and provide an avenue of communication among the independent auditors, management, the internal audit function and the Board of Directors;
- prepare an audit committee report as required by the Securities and Exchange Commission (the "SEC") to be included in the Company's annual proxy statement; and
- monitor the Company's compliance with legal and regulatory requirements.

A copy of the Audit Committee Charter is available on the Company's website, www.nov.com, under the Investor Relations/Corporate Governance section.

Audit Committee Financial Expert

The Board of Directors has determined that all members of the Audit Committee meet the NYSE standard of having accounting or related financial management expertise and meet the SEC's criteria of an Audit Committee Financial Expert.

Compensation Committee

Messrs. Smisek (Chairman), Beauchamp and Jarvis are the current members of the Compensation Committee. All members of the Compensation Committee are independent as defined by the applicable NYSE listing standards.

The Compensation Committee is appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities. The Committee's primary duties and responsibilities are to:

- discharge the Board's responsibilities relating to compensation of the Company's directors and executive officers;
- approve and evaluate all compensation of directors and executive officers, including salaries, bonuses, and compensation plans, policies and programs of the Company; and
- administer all plans of the Company under which shares of common stock may be acquired by directors or executive officers of the Company.

A copy of the Compensation Committee Charter is available on the Company's website, www.nov.com, under the Investor Relations/Corporate Governance section.

Compensation Committee Interlocks and Insider Participation. Messrs. Smisek, Beauchamp, Guill and Jarvis served on the Compensation Committee during 2009. In February 2009, Mr. Beauchamp replaced Mr. Guill on the Compensation Committee. None of these members is a former or current officer or employee of the Company or any of its subsidiaries, is involved in a relationship requiring disclosure as an interlocking executive officer/director, or had any relationship requiring disclosure under Item 404 of Regulation S-K.

Nominating/Corporate Governance Committee

Messrs. Beauchamp (Chairman), Jarvis and Smisek are the current members of the Nominating/Corporate Governance Committee. All members of the Nominating/Corporate Governance Committee are independent as defined by the applicable NYSE listing standards.

The Nominating/Corporate Governance Committee is appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities. The Committee's primary duties and responsibilities are to:

- ensure that the Board and its committees are appropriately constituted so that the Board and directors may effectively meet their fiduciary obligations to stockholders and the Company;
- identify individuals qualified to become Board members and recommend to the Board director nominees for each annual meeting of stockholders and candidates to fill vacancies in the Board;
- recommend to the Board annually the directors to be appointed to Board committees;
- monitor, review, and recommend, when necessary, any changes to the Corporate Governance Guidelines; and

- monitor and evaluate annually the effectiveness of the Board and management of the Company, including their effectiveness in implementing the policies and principles of the Corporate Governance Guidelines.

A copy of the Nominating/Corporate Governance Committee Charter is available on the Company's website, www.nov.com, under the Investor Relations/Corporate Governance section.

BOARD OF DIRECTORS

Director Nomination Process and Diversity Considerations

The Nominating/Corporate Governance Committee has the responsibility of identifying candidates for election as directors, reviewing background information relating to candidates for director, and recommending to the Board of Directors nominees for directors to be submitted to stockholders for election. It is the policy of the committee to consider director candidates recommended by stockholders. Nominees to be evaluated by the Nominating/Corporate Governance Committee are selected by the committee from candidates recommended by multiple sources, including other directors, management, stockholders, and candidates identified by independent search firms (which firms may be paid by the Company for their services), all of whom will be evaluated based on the same criteria. As of March 23, 2010, we had not received any recommendations from stockholders for potential director candidates. All of the current nominees for director are standing members of the Board that are proposed by the entire Board for re-election. Written suggestions for nominees should be sent to the Secretary of the Company at the address listed below.

The Board of Directors believes that nominees should reflect the following characteristics:

- have a reputation for integrity, honesty, candor, fairness and discretion;
- be knowledgeable, or willing to become so quickly, in the critical aspects of the Company's businesses and operations;
- be experienced and skillful in serving as a competent overseer of, and trusted advisor to, the senior management of at least one substantial enterprise; and
- have a range of talent, skill and expertise sufficient to provide sound and prudent guidance with respect to the full scope of the Company's operations and interests.

The Board considers diversity in identifying nominees for director. The Board considers diversity in a variety of different ways and in a fairly expansive manner. The Board not only considers diversity concepts such as race and gender, but also diversity in the sense of differences in viewpoint, professional experience, education, skill and other qualities and attributes that contribute to board heterogeneity. Also considered as part of the diversity analysis is whether the individual has work experience in the Company's industry, or in the broader oil and gas industry. The Company believes the Board benefits from different viewpoints and experiences by having a mix of members of the Board who have experience in the oil and gas industry and those who do not have such experience. There are currently no directorship vacancies to be filled on the Board. If and when the need arises for the Company to add a new director to the Board, the Nominating/Corporate Governance Committee plans to take into consideration diversity in identifying such a nominee for director.

Any stockholder of record who is entitled to vote for the election of directors may nominate persons for election as directors if timely written notice in proper form of the intent to make a nomination at the Annual Meeting is received by the Company at National Oilwell Varco, Inc., 7909 Parkwood Circle Drive – 7th Floor, Houston, TX 77036, Attention: Dwight W. Rettig, Secretary. The notice must be received no later than April 11, 2010 – 10 days after the first public notice of the Annual Meeting is first sent to stockholders. To be in proper form, the notice must contain prescribed information about the proponent and each nominee, including such information about each nominee as would have been required to be included in a proxy statement filed pursuant to the rules of the SEC had such nominee been nominated by the Board of Directors.

Director Qualifications

The Company believes that each member of its Board of Directors possess the basic attributes of being a director of the Company, namely having a reputation for integrity, honesty, candor, fairness and discretion. Each director has also become knowledgeable in major aspects of the Company's business and operations, which has allowed the Board to provide better oversight functions to the Company. In addition to the experience, qualifications and skills of each director set forth in their biographies starting on page 5 of this proxy statement, the Company also considered the following factors in determining that the board member should serve on the Board:

Mr. Armstrong provides valuable service and experience to the Audit Committee, due to his experience serving as an auditor for a major accounting firm, 29 years of being a certified public accountant and seven years of experience serving as a chief financial officer. Mr. Armstrong has been an officer of a publicly traded energy company since 1981, occupying positions of increasing importance ranging from controller, to CFO, to COO and CEO. Through service in these roles, he gained extensive experience in assessing the risks associated with various energy industry cycles. He also gained valuable outside board experience from his previous tenure as a director of BreitBurn Energy Partners.

Mr. Beauchamp has served as the chief executive officer and chairman of the board of a publicly traded company for the past nine years. Mr. Beauchamp has extensive business experience in the information technology sector, including occupying positions in the areas of sales, marketing, research and development and corporate development. Mr. Beauchamp's experience outside the energy industry helps provide a different perspective for the Company. He has a bachelor's degree in finance, as well as a masters degree in management.

Mr. Guill provides valuable service and experience to the Audit Committee, due to his MBA degree, 18 years of experience in investment banking and nine years of experience in private equity. Mr. Guill also served as president of a private investment firm focused on the energy sector. Mr. Guill has 28 years of experience in the energy industry as an investment banker and private equity investor. Mr. Guill also gained valuable outside board experience from his previous tenures as a director of: Dresser, Inc., Quanta Services, Inc., T-3 Energy Services, Inc., Chart Industries, Inc. and the general partner of Cheniere Energy Partners, L.P.

Mr. Harrison provides valuable service and experience to the Audit Committee, due to his MBA degree, 24 years of being a certified management accountant and 13 years of experience serving as a chief financial officer and chief accounting officer of publicly traded companies. Mr. Harrison has 39 years of continuous experience in major domestic and foreign companies in a variety of different industries. Mr. Harrison's experience outside the energy industry helps provide a different perspective for the Company. He has a bachelor's degree in accounting. He has also gained valuable outside board experience from his tenure as a director of Navistar International Corporation and James Hardie Industries.

Mr. Jarvis served as the chief executive officer and chairman of the board of a publicly traded company in the oil and gas industry for ten years. Mr. Jarvis has extensive experience in the oil and gas exploration business involving the drilling, completion and production of oil and gas wells, both offshore and onshore. As a result of this extensive experience, Mr. Jarvis is very familiar with the strategic and project planning processes that impact the Company's business. He also gained valuable outside board experience from his previous tenure as a director of the Bill Barret Corporation.

Mr. Mattson provides valuable service and experience to the Audit Committee, due to his MBA degree and 36 years of financial experience, including 17 years as a chief financial officer of four different companies. Mr. Mattson has extensive experience in the oil service business, having worked in that industry for 30 years. He also has extensive mergers and acquisitions experience of over 30 years on a global basis. Mr. Mattson has dealt with all facets of potential risk areas for a global energy service company, as a former chief financial officer of Baker Hughes, and brings that experience and perspective to the Company.

Mr. Miller has been an officer of a publicly traded company since 1996, occupying positions of increasing importance from business group president, to COO, to CEO. Mr. Miller has extensive experience with the Company and the oil service industry. Mr. Miller has an MBA degree, and is a graduate of the US Military Academy, West Point. Mr. Miller has also gained valuable outside board experience from his previous tenure as a director of Penn Virginia Corporation and his current tenure as a director of Chesapeake Energy Corporation.

Mr. Smisek has been an officer of a publicly traded company since 1995, occupying positions of increasing importance ranging from General Counsel, to President and COO, to CEO. Mr. Smisek has extensive business experience in the airline industry, which helps provide a different perspective for the Company. Mr. Smisek has a law degree and has prior experience practicing law for a major law firm, which provides him with extensive experience in assessing and dealing with different types of risks. He has also gained valuable outside board experience from his tenure as a director and chairman of the board of Continental Airlines.

AUDIT COMMITTEE REPORT

The responsibilities of the Audit Committee, which are set forth in the Audit Committee Charter adopted by the Board of Directors, include providing oversight to the Company's financial reporting process through periodic combined and separate meetings with the Company's independent auditors and management to review accounting, auditing, internal controls and financial reporting matters. The management of the Company is responsible for the preparation and integrity of the financial reporting information and related systems of internal controls. The Audit Committee, in carrying out its role, relies on the Company's senior management, including senior financial management, and its independent auditors.

The Board of Directors has determined that all of the members of the Audit Committee are independent based on the guidelines set forth by the NYSE and SEC rules for the independence of Audit Committee members. The Audit Committee held eight (8) meetings in 2009, and at each regularly scheduled quarterly meeting met in executive session with both the internal audit director and the independent audit partner, without management being present. In addition to these official meetings, the Audit Committee held quarterly meetings to review with management and the independent auditors the Company's quarterly earnings releases and financial statements prior to filing or release.

The Audit Committee reviewed and discussed with senior management the audited financial statements included in the Company's Annual Report on Form 10-K. Management has confirmed to the Audit Committee that such financial statements have been prepared with integrity and objectivity and in conformity with generally accepted accounting principles.

The Audit Committee discussed with Ernst & Young LLP, the Company's independent auditors, the matters required to be discussed by Statement on Auditing Standards ("SAS") No. 61 (Codification of Statements on Auditing Standards, AU Sec. 380), as may be modified or supplemented. SAS No. 61 requires independent auditors to communicate certain matters related to the conduct of an audit to those who have responsibility for oversight of the financial reporting process, specifically the audit committee. Among the matters to be communicated to the audit committee are: (1) methods used to account for significant unusual transactions; (2) the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus; (3) the process used by management in formulating particularly sensitive accounting estimates and the basis for the auditor's conclusions regarding the reasonableness of those estimates; and (4) disagreements with management over the application of accounting principles, the basis for management's accounting estimates, and the disclosures in the financial statements. In addition, the Audit Committee reviewed with Ernst & Young their judgment as to the quality, not just the acceptability, of the Company's accounting principles.

The Audit Committee has received the written disclosures and the letter from Ernst & Young required by applicable requirements of the Public Company Accounting Oversight Board regarding Ernst & Young's communication with the Audit Committee concerning independence, and has discussed Ernst & Young's independence with Ernst & Young.

Based on the review of the financial statements, the discussion with Ernst & Young regarding SAS No. 61, the discussion with Ernst & Young of the applicable requirements of the Public Company Accounting Oversight Board concerning independence, and receipt from them of the required written disclosures, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's 2009 Annual Report on Form 10-K.

Notwithstanding the foregoing, the Audit Committee's charter clarifies that it is not the Audit Committee's duty to conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles ("GAAP"). Management is responsible for the Company's financial reporting process, including its system of internal controls, and for the preparation of financial statements in accordance with GAAP. Management is also responsible for assuring compliance with laws and regulations and the Company's corporate policies, subject to the Audit Committee's oversight in the areas covered by the Audit Committee's charter. The independent auditors are responsible for expressing opinions on those financial statements and on the effectiveness of the Company's internal control over financial reporting.

Members of the Audit Committee

David D. Harrison, Committee Chairman
Greg L. Armstrong
Ben A. Guill
Eric L. Mattson

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS
PROPOSAL NO. 2 ON THE PROXY CARD

Information Regarding our Independent Auditors

The Audit Committee of the Board of Directors has reappointed Ernst & Young LLP as independent auditors for 2010. Stockholders are being asked to vote upon the ratification of the appointment. Representatives of Ernst & Young will attend the Annual Meeting, where they will be available to respond to appropriate questions and have the opportunity to make a statement if they desire.

Vote Required for Approval

The proposal to ratify the appointment of Ernst & Young LLP as independent auditors will require approval of a majority of the shares of our common stock entitled to vote and present in person or by proxy. In accordance with NYSE rules, a proposal to ratify independent auditors is considered to be a "discretionary" item. This means that brokerage firms may vote in their discretion on this matter on behalf of beneficial owners who have not furnished voting instructions within the time period specified in the voting instructions submitted by such brokerage firms. Abstentions, which will be counted as votes present for the purpose of determining a quorum, will have the effect of a vote against the proposal. Your shares will be voted as you specify on your proxy. If your properly executed proxy does not specify how you want your shares voted, we will vote them for the ratification of the appointment of Ernst & Young LLP as independent auditors.

Audit Fees

The Audit Committee pre-approves all services provided by the Company's independent auditors to the Company and its subsidiaries. Consideration and approval of such services generally occurs in the regularly scheduled quarterly meetings of the Audit Committee. The Audit Committee has delegated the Chairman of the Audit Committee to pre-approve allowed non-audit services, subject to review by the full committee at the next regularly scheduled meeting. The Audit Committee has considered whether the provision of all services other than those rendered for the audit of the Company's financial statements is compatible with maintaining Ernst & Young's independence and has concluded that their independence is not compromised.

The following table sets forth Ernst & Young LLP's fees for services rendered during 2008 and 2009. All services provided by Ernst & Young LLP were pre-approved by the Audit Committee.

	2009	2008
	(in thousands)	
Audit Fees	$6,001	$6,816
Audit Related Fees[(1)]	653	237
Tax Fees[(2)]	3,212	1,814
All Other Fees	-	-
Total	$ 9,866	$ 8,867

[1]Consists primarily of fees for audits of employee benefit plans, due diligence related to acquisition transactions, and international accounting consultations.
[2]Consists primarily of fees for compliance, planning and advice with respect to various domestic and foreign corporate tax matters.

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE IN FAVOR OF THE PROPOSAL TO RATIFY THE APPOINTMENT OF ERNST & YOUNG LLP.

CORPORATE GOVERNANCE

National Oilwell Varco's Board of Directors is committed to promoting transparency in reporting information about the Company, complying with the spirit as well as the literal requirements of applicable laws, rules and regulations, and corporate behavior that conforms to corporate governance standards that substantially exceed the consensus view of minimum acceptable corporate governance standards. The Board of Directors adopted Corporate Governance Guidelines which established provisions for the Board's composition and function, Board committees and committee membership, evaluation of director independence, the roles of the Chairman of the Board, the Chief Executive Officer and the Lead Director, the evaluation of the Chief Executive Officer, regular meetings of non-management directors, board conduct and review, selection and orientation of directors, director compensation, access to management and independent advisors, and annual review of the Corporate Governance Guidelines. A copy of the Corporate Governance Guidelines is available on the Company's website, www.nov.com, under the Investor Relations/Corporate Governance section. The Company will furnish print copies of the Corporate Governance Guidelines, as well as its Committee charters, to interested stockholders without charge, upon request. Written requests for such copies should be addressed to: Dwight W. Rettig, Secretary, National Oilwell Varco, Inc., 7909 Parkwood Circle Drive, Houston, Texas 77036.

Director Independence

The Corporate Governance Guidelines address, among other things, standards for evaluating the independence of the Company's directors. The Board undertakes an annual review of director independence and considers transactions and relationships during the prior year between each director or any member of his or her immediate family and the Company and its affiliates, including those reported under "Certain Relationships and Related Transactions" in this Proxy Statement. In February 2010, as a result of this annual review, the Board affirmatively determined that a majority of the members of the Board of Directors are independent of the Company and its management under the standards set forth in the Corporate Governance Guidelines. The following directors were affirmed as independent: Greg L. Armstrong, Robert E. Beauchamp, Ben A. Guill, David D. Harrison, Roger L. Jarvis, Eric L. Mattson, and Jeffery A. Smisek.

Board Leadership

Currently, the roles of Chairman of the Board and Chief Executive Officer are combined at the Company. The Company believes that effective corporate governance, including the independent oversight of management, does not require that the Chairman of the Board be an independent director or that the offices of Chairman and Chief Executive Officer be separated. The Company believes that its stockholders are best served by a Board that has the flexibility to establish a leadership structure that fits the needs of the Company at a particular point in time.

The Board believes that our current Chief Executive Officer is best situated to serve as Chairman because he is the director most familiar with our business and most capable of effectively identifying strategic priorities and leading the discussion and execution of our strategy. The Board also believes that the combined role of Chairman and Chief Executive Officer facilitates information flow between management and the Board.

To assist with providing independent oversight of management and the Company's strategy, the non-management members of the Board of Directors have appointed Greg L. Armstrong, an independent director, as Lead Director. The Lead Director is responsible for: (1) developing the agenda for, and presiding over the executive sessions of, the Board's non-management directors, (2) facilitating communications between the Chairman of the Board and other members of the Board, (3) coordinating, with the Chairman, the assessment of the committee structure, organization, and charters, and evaluating the need for any changes, (4) acting as principal liaison between the non-management directors and the Chief Executive Officer on matters dealt with in executive session, and (5) assuming such further tasks as the independent directors may determine.

The Board also holds executive sessions on a quarterly basis at which only non-employee directors are present. In addition, the committees of the Board provide independent oversight of management. Each of the committees of the Board is composed entirely of independent directors.

The Board has concluded that the combined role of Chairman and Chief Executive Officer, together with an independent Lead Director having the duties described above, is in the best interest of stockholders because it provides an appropriate balance between our Chairman's ability to lead the Board and the Company and the ability of our independent directors, under the leadership of our Lead Director, to provide independent objective oversight of our management.

Board Role in Risk Oversight

The Board of Directors and its committees help conduct certain risk oversight functions for the Company. The Board is periodically advised on the status of various factors that could impact the business and operating results of the Company, including oil and gas prices and the Company's backlog for drilling equipment. The full Board is also responsible for reviewing the Company's strategy, business plan, and capital expenditure budget at least annually. Through these various functions, the Board is able to monitor these risks and assist the Company in determining whether certain mitigating actions, if any, need to be taken.

The Audit Committee serves an important role in providing risk oversight, as further detailed in its charter. One of the Audit Committee's primary duties and responsibilities is to monitor the integrity of the Company's financial statements, financial reporting processes, systems of internal controls regarding finance, and disclosure controls and procedures. The Audit Committee is also responsible for establishing procedures for the receipt, retention, response to and treatment of complaints, including confidential, anonymous submissions by the Company's employees, regarding accounting, internal controls, disclosure or auditing matters, and providing an avenue of communication among the independent auditors, management, the internal audit function and the Board. In addition, the Audit Committee monitors the Company's compliance with legal and regulatory requirements. The Company considers the Audit Committee an important part of the risk management process, and senior management works closely with the Audit Committee on these matters in managing material risks to the Company.

The other committees of the Board also assist in the risk oversight function. The Nominating/Corporate Governance Committee is responsible for ensuring that the Board and its committees are appropriately constituted so that the Board and its directors may effectively meet their fiduciary obligations to stockholders and the Company. The Nominating/Corporate Governance Committee is also responsible for monitoring and evaluating on an annual basis the effectiveness of the Board and management of the Company, including their effectiveness in implementing the policies and principles of the Corporate Governance Guidelines. The Compensation Committee is responsible for compensation of the Company's directors and executive officers. These various responsibilities of these committees allow them to work with the Company to make sure these areas do not pose undue risks to the Company.

Policies on Business Ethics and Conduct

The Company has a long-standing Business Ethics Policy. In April 2003, the Board adopted the Code of Business Conduct and Ethics For Members of the Board of Directors and Executive Officers and the Code of Ethics for Senior Financial Officers. These codes are designed to focus the Board and management on areas of ethical risk, provide guidance to personnel to help them recognize and deal with ethical issues, provide mechanisms to report unethical conduct and help to foster a culture of honesty and accountability. As set forth in the Corporate Governance Guidelines, the Board may not waive the application of the Company's policies on business ethics and conduct for any Director or Executive Officer. Copies of the Code of Business Conduct and Ethics For Members of the Board of Directors and Executive Officers and the Code of Ethics for Senior Financial Officers, as well as the code of ethics applicable to employees of the Company, are available on the Company's website, www.nov.com, under the Investor Relations/Corporate Governance section. The Company will furnish print copies of these Codes to interested stockholders without charge, upon request. Written requests for such copies should be addressed to: Dwight W. Rettig, Secretary, National Oilwell Varco, Inc., 7909 Parkwood Circle Drive, Houston, Texas 77036.

Communications with Directors

The Board has provided a process for interested parties to communicate with our non-management directors. Parties wishing to communicate confidentially with our non-management directors may do so by calling 1-800-372-3956. This procedure is described on the Company's website, www.nov.com, in the Investor Relations/Corporate Governance section. Calls to this number will be answered by an independent, automated system 24 hours a day, 365 days a year. A transcript of the call will be delivered to a member of the Audit Committee. Parties wishing to send written communications to the Board, other than sales-related communications, should send a letter addressed to the member or members of the Board to whom the communication is directed, care of the Secretary, National Oilwell Varco, Inc., 7909 Parkwood Circle Drive, Houston, Texas, 77036. All such communications will be forwarded to the Board member or members specified.

Director Attendance at Annual Meetings

The Company does not have a formal policy with respect to director attendance at annual stockholder meetings. In 2009, all members of the Board were in attendance at the annual meeting.

NYSE Corporate Governance Matters

As a listed company with the NYSE, our Chief Executive Officer, as required under Section 303A.12(a) of the NYSE Listed Company Manual, must certify to the NYSE each year whether or not he is aware of any violation by the company of NYSE Corporate Governance listing standards as of the date of the certification. On May 26, 2009, the Company's Chief Executive

Officer submitted such a certification to the NYSE which stated that he was not aware of any violation by the Company of the NYSE Corporate Governance listing standards.

On February 26, 2010, the Company filed its 2009 Form 10-K with the SEC, which included as Exhibits 31.1 and 31.2 the Chief Executive Officer and Chief Financial Officer certifications required under Section 302 of the Sarbanes-Oxley Act of 2002.

EXECUTIVE OFFICERS

The following persons are our current executive officers. The executive officers of the Company serve at the pleasure of the Board of Directors and are subject to annual appointment by the Board of Directors. None of the executive officers, directors, or nominees for director has any family relationships with each other.

Name	Age	Position	Biography
Merrill A. Miller, Jr.	59	President and Chief Executive Officer	Mr. Miller has served as the Company's President since November 2000, Chief Executive Officer since May 2001 and Chairman of the Board since July 22, 2005. Mr. Miller also served as Chairman of the Board from May 2002 through March 11, 2005. He served as the Company's Chief Operating Officer from November 2000 through March 11, 2005. He has served in various senior executive positions with the Company since February 1996. Mr. Miller also serves as a director of Chesapeake Energy Corporation, a company engaged in the development, acquisition, production, exploration, and marketing of onshore oil and natural gas properties in the United States.
Robert W. Blanchard	48	Vice President, Corporate Controller and Chief Accounting Officer	Mr. Blanchard has served as the Company's Vice President, Corporate Controller and Chief Accounting Officer since May, 2005. Mr. Blanchard served as Controller of Varco from 1999 and as its Vice President from 2002 until its merger with the Company on March 11, 2005.
Mark A. Reese	51	President – Rig Technology	Mr. Reese has served as President – Rig Technology since August 2007. Mr. Reese served as President – Expendable Products from January 2004 to August 2007. He served as President of the Company's Mission Products Group from August 2000 to January 2004. From May 1997 to August 2000 he was Vice President of Operations for the Company's Distribution Services Group.
Dwight W. Rettig	49	Senior Vice President, General Counsel and Secretary	Mr. Rettig has served as the Company's Senior Vice President since February 2009, as the Company's Vice President and General Counsel since February 1999, and from February 1998 to February 1999 as General Counsel of the Company's Distribution Services Group.

Name	Age	Position	Biography
Clay C. Williams	47	Executive Vice President and Chief Financial Officer	Mr. Williams has served as the Company's Executive Vice President since February 2009, and as the Company's Senior Vice President and Chief Financial Officer since March 2005. He served as Varco's Vice President and Chief Financial Officer from January 2003 until its merger with the Company on March 11, 2005. From May 2002 until January 2003, Mr. Williams served as Varco's Vice President Finance and Corporate Development. From February 2001 until May 2002, and from February 1997 until February 2000, he served as Varco's Vice President—Corporate Development. Mr. Williams serves as a director of Benchmark Electronics, Inc., a company engaged in providing electronic manufacturing services in the United States and internationally.

STOCK OWNERSHIP

Security Ownership of Certain Beneficial Owners

Based on information filed with the SEC as of the most recent practicable date, this table shows the number and percentage of shares beneficially owned by owners of more than five percent of the outstanding shares of the common stock of the Company at December 31, 2009. The number and percentage of shares of common stock beneficially owned is based on 418,451,731 shares outstanding as of December 31, 2009.

5% Owners	No. of Shares	Percent of Class
BlackRock, Inc. (1) 40 East 52nd Street New York, NY 10022	33,951,103	8.12%

(1) Shares owned at December 31, 2009, as reflected in an Amendment to Schedule 13G filed with the SEC on January 29, 2010 by BlackRock, Inc. ("Blackrock"). It amends the most recent Schedule 13G filing made by Barclays Global Investors, NA and certain of its affiliates (Barclays Global Investors, NA and such affiliates are collectively referred to as the "BGI Entities") with respect to the common stock of the Company. On December 1, 2009, Blackrock completed its acquisition of Barclays Global Investors from Barclays Bank PLC. As a result, substantially all of the BGI Entities are now included as subsidiaries of Blackrock for purposes of Schedule 13G filings. Within the Blackrock group are the following subsidiaries: BlackRock Asset Management Japan Limited, BlackRock Advisors (UK) Limited, BlackRock Institutional Trust Company, N.A., BlackRock Fund Advisors, BlackRock Asset Management Canada Limited, BlackRock Asset Management Australia Limited, BlackRock Advisors, LLC, BlackRock Capital Management, Inc., BlackRock Financial Management, Inc., BlackRock Investment Management, LLC, Blackrock Investment Management (Australia) Limited, BlackRock Investment Management (Dublin) Ltd., BlackRock (Luxembourg) S.A., BlackRock (Netherlands) B.V., BlackRock Fund Managers Ltd., BlackRock International Ltd., BlackRock Investment Management UK Ltd., and State Street Research & Management Co.

Security Ownership of Management

This table shows the number and percentage of shares of the Company's common stock beneficially owned as of March 23, 2010 by each of our current directors and executive officers and by all current directors and executive officers as a group. The number and percentage of shares of common stock beneficially owned is based on 419,026,271 shares outstanding as of March 23, 2010. Beneficial ownership includes any shares as to which the director or executive officer has the right to acquire within 60 days of March 23, 2010 through the exercise of any stock option, warrant or other right. Each stockholder has sole voting and investment power, or shares these powers with his spouse, with respect to the shares beneficially owned.

	Shares Beneficially Owned		
Name of Individual	Number of Common Shares[1]	Outstanding Options Exercisable Within 60 Days	Percent of Class*
Greg L. Armstrong	14,237	40,332	*
Robert E. Beauchamp	11,593	35,332	*
Robert W. Blanchard	57,294	63,999	*
Ben A. Guill	28,207	40,332	*
David D. Harrison	12,893	55,332	*
Roger L. Jarvis	11,631	80,332	*
Eric L. Mattson	29,403	67,092	*
Merrill A. Miller, Jr.	603,822	426,000	*
Mark A. Reese	58,000	66,666	*
Dwight W. Rettig	54,767	63,999	*
Jeffery A. Smisek	25,281	31,674	*
Clay C. Williams	154,032	197,999	*
All current directors and executive officers as a group (12 persons)	1,061,160	1,169,089	*

*Less than 1 percent.

[1]Includes shares deemed held by executive officers and directors in the Company's 401(k) plans and deferred compensation plans.

COMPENSATION DISCUSSION AND ANALYSIS

General Overview

National Oilwell Varco's executive compensation program is administered by the Compensation Committee of the Board of Directors. The Compensation Committee establishes specific compensation levels for the Company's executive officers and administers the Company's long-term incentive award plans. The Compensation Committee's objective regarding executive compensation is to design and implement a compensation program that will attract and retain the best available individuals to serve on the Company's executive team and properly incentivize those executives to achieve the Company's short-term and long-term financial and operational goals. To this end, the Compensation Committee strives to provide compensation packages for key executives that offer compensation opportunities in the median range of oilfield service companies described below. Data sources reviewed by the Compensation Committee and its independent compensation consultants include industry survey groups, national survey databases, proxy disclosures and general trend data, which are updated annually. The Compensation Committee reviews all elements of executive compensation both separately and in the aggregate.

Major components of the executive compensation program for 2009 were base salary, participation in the Company's annual cash incentive (bonus) plan and the grant of non-qualified stock options and performance-based restricted stock awards (long-term incentives).

Compensation Philosophy

The Company believes it is important for each executive to have a set amount of cash compensation, in the form of base salary, that is not dependent on the performance or results of the Company. The Company recognizes that a certain amount of financial certainty must be provided to its executives as part of their compensation.

While the Company believes a competitive base salary is needed to attract and retain talented executives, the Company's compensation program also places a strong emphasis on performance driven annual and long-term incentives to align the executive's interests with stockholder value. The annual and long-term incentives are calculated and paid based primarily on financial measures of profitability and stockholder value creation. Executives of the Company have the incentive of increasing the Company's profitability and stockholder return in order to earn a major portion of their compensation package.

The Company seeks to structure a balance between achieving strong short-term annual results and ensuring the Company's long-term success and viability. The Company wants each of its executives to balance his focus between the Company's day-to-day operational performance and the Company's long-term goals and strategies. To reinforce the importance of balancing these perspectives, the Company's executives are provided both short and long-term incentives.

Base salary is designed to compensate the executive for his performance of his normal, everyday job functions. The Company's annual cash incentive (bonus) plan and long-term incentives are designed to reward the executive for executing business plans that will benefit the Company in the short and long-term. The Company believes that the mix of short and long-term incentives allows the Company to deliver results aligned with the interests of stockholders. Stock options create a focus on share price appreciation, while the annual cash incentive (bonus) and performance-based restricted stock awards emphasize financial performance, both absolute and relative.

Given the inherent nature of this form of compensation, the Company understands that its annual cash incentives and long-term compensation will result in varying compensation for its executives each year. Because of this, the Company has tried to design its annual cash incentives and long-term compensation program in such a way to provide substantive financial benefits to its executives during times when the Company's financial and operational performance is strong, while motivating executives to stay with the Company during times when the Company's performance may not be as strong.

There are no compensation policy differences among the individual executives, except that the more senior officers, such as the chief executive officer, receive higher compensation consistent with their increased responsibilities. These differences are reviewed and considered in connection with the compensation analysis performed by the Compensation Committee.

Competitive Positioning

Because of these goals and objectives for executive compensation, the Company believes each element of compensation should be properly designed, as well as competitive with the marketplace, to incentivize its executives in the manner stated above.

As part of its process to establish compensation levels for the Company's named executive officers, the Compensation Committee compares total compensation and base salary for each of its named executive officers against the median total compensation and median base salary earned by comparable executive officers at companies in a designated peer group. When analyzing peer group data, the Compensation Committee does not establish a specific numeric range around the median data points, which it considers reasonable or acceptable. Rather, in setting compensation for any particular named executive officer, the Compensation Committee considers any variance from the median, taking into account other factors as discussed below, and determines whether such variance is appropriate. If the Compensation Committee determines that any variance is unwarranted, the Compensation Committee will make appropriate adjustments to the compensation levels.

The Company does not target a specific percentile of its designated peer group for its annual cash incentive compensation or its long-term equity compensation. The Compensation Committee recognizes that these elements of compensation can vary significantly in value from year to year, making comparisons to peer group data less meaningful.

In January 2008, the Company conducted a review of senior executive compensation, using the following peer group against which to compare executive pay: Baker Hughes, Inc.; Cameron International Corporation; FMC Technologies Inc.; Grant Prideco, Inc.; Halliburton Co.; Schlumberger Ltd.; Smith International, Inc.; and Weatherford International Ltd. The peer group consisted of companies in the oilfield services sector with varying ranges of market capitalization and revenues. The Company's revenue and market capitalization prior to the time of such review were each near the median revenue and median market capitalization, respectively, for the peer group. The peer group was used to benchmark executive compensation levels against companies that have executive positions with responsibilities similar in breadth and scope to those of the Company and have businesses that compete with the Company for executive talent. Benchmarking and aligning base salaries are critical to a competitive compensation program.

The Company analyzed and compared each position's responsibilities and job title to develop competitive market data based on data from proxy statements. The Company's proxy analysis focused on the top five executives. The executive compensation review covered the following elements of compensation: base salaries, annual bonuses, and equity compensation.

The Company generated data on elements of the Company's compensation program compared to the market 50th percentile, the market 65th percentile and market 75th percentile of the designated peer group. For total direct compensation (total cash compensation plus long-term incentive compensation), the Company compared the Company named executive officers' total direct compensation for 2007 with the market 50th percentile, market 65th percentile and market 75th percentile for comparable executive officers in the designated peer group. Based on the compiled data and the comparisons prepared by the Company, the Compensation Committee, in consultation with Frederic W. Cook & Co., the Compensation Committee's independent compensation consultant ("Frederic Cook"), determined that the total direct compensation for the Company's named executive officers relative to the designated peer group was near the median range of the designated peer group, except for Mr. Miller, whose total direct compensation was significantly below the median range of the designated peer group. The deviation for Mr. Miller's total direct compensation was due in part to Mr. Miller declining to have his base salary adjusted in 2006 and 2007, as well as the variable nature and value of long-term incentive compensation.

In February 2009, the Committee reviewed the Company's compensation program for its senior executives, consistent with its practice in prior years. The Committee, in consultation with Frederic Cook, determined that compensation for the Company's named executive officers was in the median range of the Company's designated peer group.

Components of Compensation

The following describes the elements of the Company's compensation program for 2009, why they were selected, and how the amounts of each element were determined.

Base Salary

Base salaries provide executives with a set level of monthly cash income. While the Compensation Committee is aware of competitive levels, actual salary levels are based on factors including individual performance and level and scope of responsibility. The Company does not give specific weights to these factors. The Compensation Committee determines median base salary levels by having Frederic Cook conduct a comprehensive review of information provided in proxy statements filed by oilfield service companies with varying ranges of market capitalization and revenues. Generally, each executive is reviewed by the Compensation Committee individually on an annual basis. Salary adjustments are based on the individual's experience and background, the individual's performance during the prior year, the general movement of salaries in the marketplace, our financial position and, for each executive other than the chief executive officer, the recommendations of our chief executive officer. The Compensation Committee does not establish specific, individual goals for the Company's named executive officers, other than the chief executive officer (see "Compensation of the Chief Executive Officer" below for a discussion of the chief executive officer's goals). The Compensation Committee's analysis of the individual performance of any particular named executive officer, other than the chief executive officer, is subjective in nature and takes into account the recommendations of the chief executive officer. As a result of these factors, an executive's base salary may be above or below the targeted median at any point in time.

In Feburary 2009, the Compensation Committee reviewed with Frederic Cook the base salaries of the named executive officers. The Compensation Committee considered each named executive officer's base salary relative to his peers. The Compensation Committee also considered in its review of base salary compensation for the top five executives the scope and size of the Company and the financial and operating performance of the Company during 2008. The Compensation Committee also considered that the Company's named executive officers' last base salary adjustments occurred in February 2008. The Compensation Committee also noted that the Chief Executive Officer of the Company did not recommend any increases or adjustments to the base salary of any of the other named executive officers due to the difficult market conditions existing at that time.

Based on these factors, the Company's named executive officers, other than its chief executive officer, did not receive any adjustments to their base salaries in 2009. The base salaries of the Company's named executive officers, other than its chief executive officer, in effect at the end of 2009 were as follows: Mr. Williams –$550,000; Mr. Reese –$490,000; Mr. Rettig –$450,000; and Mr. Blanchard –$300,000. The Compensation Committee noted that it had approved base salary increases in 2008 for the named executive officers. The Compensation Committee also noted that even though the Company achieved strong financial and operating results in 2008, given the existing and projected market climate, it was prudent to approve the Company's recommendation for a salary freeze for its named executive officers. The Compensation Committee determined that the named executive officers' base salary (other than the chief executive officer) was in the median base salary range in 2009, which is consistent with the Company's stated philosophy of maintaining executive compensation in the median range of other similarly situated oilfield service companies.

Annual Incentive Award

The objectives of the Company's annual cash incentive bonus plan are to incent performance to achieve the Company's corporate growth and profitability goals, encourage smart investments and prudent employment of capital, and provide competitive compensation packages to attract and retain management talent.

Substantially all exempt employees, including executive officers, participated in the Company's annual incentive plan in 2009, aligning a portion of each employee's cash compensation with Company performance against a predetermined operating profit target. As in prior years, the incentive plan provided for cash awards if objectives related to the Company's achievement of a certain specified operating profit target based on the Company's financial plan were met. The Company's annual financial plan, including the Company's target operating profit level, is established through a comprehensive budget and financial planning process, which includes a detailed analysis of the Company's market outlook and available strategic alternatives, and is approved by the Board each year.

The designated performance objective under the incentive plan is the Company's operating profit. Each participant is assigned a target level percentage bonus, which ranges from 5% to 100% of salary, depending on the level of the participant. There are three multiplier levels of the target level percentage bonus set under the incentive plan using this single performance metric – minimum (10%), target (100%) and maximum (200%). Based on the Company's annual financial plan, each level is assigned a specified operating profit net of the bonus expense. Entry level is the "minimum" level of operating profit for which the Company provides an annual incentive payout. If the Company's operating profit is less than the entry level threshold, then there is no payout in that fiscal year. If the Company achieves the entry level threshold, the "minimum" level payout of 10% of the target level percentage bonus is earned. The target multiplier level (100% of the participant's applicable percentage of base salary) is earned when the target operating profit is reached by the Company. For the "maximum" level multiplier of 200% of the target level percentage bonus to occur, the Company's operating profit must equal or exceed the maximum operating profit goal that was set for the incentive plan. Results falling between the stated thresholds of minimum, target and maximum will result in an interpolated, or sliding scale payout.

The Compensation Committee believes the use of operating profit as the designated performance objective under the incentive plan best aligns the interests of the Company's stockholders and the Company's executive officers. The "target" objective is set at the target operating profit level provided under the Company's annual financial plan approved by the Board. The "target" objective is set at a level that the Company believes is challenging to meet but achievable if the Company properly executes its operational plan and market conditions are as forecasted by the Company at the beginning of the year. The "minimum" and "maximum" level of operating profit under the incentive plan are set based off of the "target" objective, so that the "minimum" objective is approximately 80% of the "target" objective and the "maximum" objective is approximately 110% of the "target" objective. The Compensation Committee believes this objective, formulaic measure allows the "minimum" objective to be set at a level that the Company can achieve even if forecasted market conditions are not as favorable as anticipated and/or the Company's operational plan is not executed as efficiently as planned. The "minimum" objective serves to motivate the Company's executives to continue to work towards executing the Company's operational plan if market conditions, which are generally outside the control of the Company, are not as favorable as forecasted. The Compensation Committee believes this objective, formulaic measure allows the "maximum" objective to be set at a level that would be very challenging for the Company to achieve. The Compensation Committee believes that, for the "maximum" objective to be achieved, a combination of market conditions being more favorable than initially forecasted and the Company executing its operational plan in a highly efficient manner would need to occur.

All participants in the incentive plan have a minimum of 25% of their bonus awards tied to the Company's consolidated corporate operating profit, while senior executives, including business unit heads, have a minimum of 50% of their bonus awards tied to the Company's consolidated corporate operating profit, with the remainder of their bonus awards, if applicable, tied to their business unit performance. 100% of each named executive officer's annual bonus award is tied to the operating profit of the Company. Participant award opportunities will vary depending upon individual levels of participation in the incentive plan (participation level). The Company designed the incentive plan with the idea that a portion of each executive's cash compensation should be tied to the financial and operating performance of the Company.

Payouts are calculated by multiplying (A) the performance result multiplier which can be anywhere from 10% (minimum) to 100% (target) to 200% (maximum), depending on operating profit performance by (B) the participant's base salary by (C) the participant's designated target percentage of base salary (participation level). For 2009, the chief executive officer's participation level was 100%, the chief financial officer's participation level was 80%, and the other executive officers' participation level was 75%. These participation level percentages are based on each executive's level of responsibility for the Company's financial performance.

The following examples calculate an annual incentive award payment for Mr. Miller assuming (1) the Company's 2009 operating profit was equal to the operating profit target set under the incentive plan and (2) the Company's 2009 operating profit exceeded the maximum operating profit target set under the incentive plan:

(1) 100% (performance result) x \$800,000 (base salary) x 100% (participation level) = \$800,000

(2) 200% (performance result) x $800,000 (base salary) x 100% (participation level) = $1,600,000

Additionally, certain key executives, including all executive officers, were subject to a 25% maximum adjustment to their bonus payouts. If a predetermined capital employed target (defined as total assets, excluding cash, minus total liabilities, excluding debt) was exceeded, the bonus payout would be reduced by up to 25%. If a predetermined capital employed target was not exceeded, the bonus payout would be increased by up to 25%; provided that in no event may the 200% maximum target incentive amount be exceeded. The Compensation Committee does not have the discretion to increase or decrease payouts under the Company's annual cash incentive bonus plan.

Based on the Company's financial results - the Company's actual operating profit for 2009 being below the "target" operating profit set under the Company's annual incentive plan (but well above the minimum operating profit target), and after taking into account the capital employed modifier - bonus payments were made to the Company's named executive officers, other than its chief executive officer, as follows: Mr. Williams - $339,719; Mr. Reese - $598,770; Mr. Rettig - $260,580; and Mr. Blanchard - $173,720. These bonus payouts reflected the positive financial performance the Company achieved in 2009.

In addition, the Compensation Committee agreed to award an additional, separate discretionary bonus to each of the Company's named executive officers, other than its chief executive officer, as follows: Mr. Williams - $240,123; Mr. Reese - $100,279; Mr. Rettig - $184,185; and Mr. Blanchard - $122,790. These separate discretionary bonuses were awarded in recognition of the one-time gain recognized by the Company from the sale of a 45% interest in the Company's Intelliserv business in 2009. The amount of each of these bonuses is equal to the incremental bonus payment each named executive officer would have earned under the annual incentive plan if the one-time gain from the Intelliserv transaction was included in the Company's operating profit. The Compensation Committee determined that payment of the additional discretionary bonuses was warranted as management had negotiated an excellent valuation of the Intelliserv assets in their original acquisition, and had subsequently structured a favorable joint venture utilizing those assets. The Compensation Committee desired to reward the participants for the value that they created for the Company's stockholders. As this discretionary bonus payout was made outside of the Company's Annual Incentive Plan, the amount of this discretionary bonus does not qualify as "performance based compensation" and thus is not deductible by the Company for federal income tax purposes.

The Company's annual incentive plan is designed to reward its executives in line with the financial performance of the Company on an annual basis. When the Company is achieving strong financial results, its executives will be rewarded well through its annual incentive plan. The Company believes this structure helps keep the executives properly motivated to continue helping the Company achieve these strong results. While the executives' financial benefit is reduced during times when the Company's performance is not as strong, other forms of the Company's compensation program, namely its long-term incentive compensation as well as base salary, help motivate its executives to remain with the Company to help it achieve strong financial and operational results, thereby benefiting the executive, the Company and its stockholders.

Long-Term Incentive Compensation

The primary purpose of the Company's long-term incentive compensation is to focus its executive officers on a longer-term perspective in their managerial responsibilities. This component of an executive officer's compensation directly links the officers' interests with those of the Company's stockholders. In addition, long-term incentives encourage management to focus on the Company's long-term development and prosperity in addition to annual operating profits. This program helps balance long-term versus short-term business objectives, reinforcing that one should not be achieved at the expense of the other. The Company's Corporate Governance Guidelines encourage its directors and executive officers to own shares of the Company's stock and increase their ownership of those shares over time. However, the Company does not have any specific security ownership requirements or guidelines for its executives, but the Board has adopted stock ownership guidelines for the Company's directors (see "Stock Ownership Guidelines" below for further information).

The Company's long-term incentive compensation granted in 2009 to its named executive officers consisted of stock options and performance-based restricted stock awards.

The goal of the stock option program is to provide a compensation program that is competitive within the industry while directly linking a significant portion of the executive's compensation to the enhancement of stockholder value. The ultimate value of any stock option is based solely on the increase in value of the shares of the Company's common stock over the grant price. Accordingly, stock options have value only if the Company's stock price appreciates from the date of grant. Additionally, the option holder must remain employed during the period required for the option to "vest", thus providing an incentive for an option holder to remain employed by the Company. This at-risk component of compensation focuses executives on the creation of stockholder value over the long-term.

The goal of the performance-based restricted stock award program is to provide a compensation program that is also competitive within the industry while directly linking a significant portion of the executive's compensation to the financial performance of the Company relative to a designated peer group. The performance-based restricted stock awards received by the executives have value only if the Company's designated financial performance objective exceeds the median level financial performance objective for a designated peer group. Additionally, the holder must also remain employed during the period required for the award to "vest", thus providing an additional incentive for the award holder to remain employed by the Company. This at-risk component of compensation focuses executives on achieving strong financial performance for the Company over the long-term.

The Company grants stock options and performance-based restricted stock awards to the Company's key executives based on competitive grants within the industry and based on the level of long-term incentives appropriate for the competitive long-term compensation component of total compensation. Such executives are eligible to receive stock options and restricted stock awards annually with other key managers being eligible on a discretionary basis. Eligibility for an award does not ensure receipt of an award. Options are granted with an exercise price per share equal to the fair market value of the Company's common stock on the date of grant and generally vest in equal annual installments over a three-year period, and have a ten-year term subject to earlier termination. Option grants and restricted stock award grants must be reviewed and approved by the Compensation Committee.

In January 2007, Company management proposed to the Compensation Committee that the Company's long-term incentive compensation program be modified to provide for 50% stock options and 50% restricted stock awards, based on value. In the past, the Company's long-term incentive compensation program consisted solely of stock option grants. In a survey conducted by Mercer, the Company noted that a combination of stock options and restricted stock was the most prevalent mix of long-term incentive compensation provided by its oilfield service peers.

Frederic Cook advised the Compensation Committee that there has been a shift towards greater use of restricted stock in the Company's industry as a vehicle for long-term equity compensation. The Compensation Committee approved changing the Company's long-term incentive compensation structure to provide for 50% stock options and 50% restricted stock awards.

The Compensation Committee determined that the vesting for the restricted stock award grants to employees other than members of senior management could be based solely on the passage of time, but that it was increasingly common practice for the vesting of restricted stock awards for members of management to be based on the achievement of a specified performance condition. The Compensation Committee believed that the performance condition used for vesting of the restricted stock awards should be a measure that would incentivize the Company's executives to achieve strong financial results for the Company relative to its peers. The Compensation Committee also believed that the measure should not be made on an absolute basis, but be based on a comparison to its peers so as to reward financial performance only if it exceeded that of the Company's peers.

After consultation with Company management and Frederic Cook, the Compensation Committee determined that the performance measure to be used for vesting of the restricted stock awards for executives would be the Company's operating profit growth over a period of time needing to exceed a designated peer group's median operating profit growth over the same period. The Compensation Committee believed that such a performance measure would serve to motivate the Company's executives to deliver results aligned with the interests of Company stockholders. To introduce the new long-term incentive compensation structure for executives, the Compensation Committee approved two separate grants of performance-based restricted stock awards for executives in 2007. After 2007, the Compensation Committee agreed that only one grant of performance-based restricted stock awards would be made annually to executives.

The Compensation Committee set the following peer group for comparison purposes in determining vesting of the performance-based restricted stock awards granted in 2009: Baker Hughes, Inc.; BJ Services Co.; Cameron International Corporation; Dresser-Rand Group, Inc.; FMC Technologies, Inc.; Halliburton Co.; Smith International, Inc.; and Weatherford International Ltd. This peer group consisted of companies in the oilfield services sector with varying ranges of market capitalization and revenues. This peer group, on a collective basis, represents companies with businesses that compete with the Company's businesses.

The Company's long-term incentive compensation program is focused on employees who will have a greater impact on the direction and long-term results of the Company by virtue of their roles and responsibilities. In February 2009, the Compensation Committee approved changing the Company's long-term incentive compensation structure to provide for 60% stock options and 40% restricted stock awards for members of senior management, based on value. The change in the long-term incentive compensation structure was made to place a slightly greater emphasis on positive stock price movements.

Based on the foregoing, on February 20, 2009, the Compensation Committee approved the grant of stock options to the Company's named executive officers, other than its chief executive officer, as follows:

Name	Securities Underlying Options (#)
Clay C. Williams	64,000
Mark A. Reese	40,000
Dwight W. Rettig	32,000
Robert W. Blanchard	32,000

The options were granted at a price equal to the closing trading price of the Company's common stock on the New York Stock Exchange on the date of approval of the grants by the Compensation Committee ($25.96 per share). Each of such options has a term of ten years and vests in three equal annual installments commencing on the first anniversary of the grant.

On February 20, 2009, the Compensation Committee approved the grant of performance vesting restricted stock awards to the Company's named executive officers, other than its chief executive officer, as follows:

Name	Shares of Restricted Stock (36 Months) (#)
Clay C. Williams	32,000
Mark A. Reese	24,000
Dwight W. Rettig	16,000
Robert W. Blanchard	16,000

The restricted stock awards granted by the Company to its executive officers vest 100% on the third anniversary of the date of grant, contingent on the Company's average operating income growth, measured on a percentage basis, from January 1, 2009 to December 31, 2011 exceeding the median average operating income growth for a designated peer group over the same period. One-time, non-recurring, non-operational gains or charges to income taken by the Company or any member of the designated peer group that are publicly reported would be excluded from the income calculation and comparison set forth above. If the Company's operating income growth does not exceed the median operating income growth of the designated peer group over the designated period, the applicable restricted stock award grant for the executives will not vest and would be forfeited.

The Company recognizes that its stock price fluctuates over time, and in certain cases quite significantly. As stock option grants have historically been granted on an annual basis during the first quarter of the calendar year, executives who have been employed with the Company for some time have received grants with varying exercise prices. This option grant process has helped incentivize its executives to continue employment with the Company during times when the Company's stock performance is not as positive, allowing its executives to receive option grants with lower exercise prices during those times. Additionally, the ten year term of the options also helps reward its executives who remain with the Company, as it provides the executives time, so long as they continue employment with the Company, to realize financial benefits from their option grants after vesting.

The addition of restricted stock award grants to its executives helps reduce the Company's long-term incentive compensation reliance on positive stock price movements. The restricted stock awards will have value to the executive even if the Company's stock price falls below the price on the date of grant, provided that the designated performance condition is achieved. The restricted stock awards also link the Company's performance to key financial metrics that over the long-term should result in shareholder value creation.

The Company believes that its equity incentive grants must be sufficient in size and duration to provide a long-term performance and retention incentive for executives and to increase their interest in the appreciation of the Company's stock and achievement of positive financial results relative to its peers. The Company believes that stock option and restricted stock award grants at a competitive level, with certain vesting requirements, are an effective way of promoting the long-term nature of its business.

Retirement, Health and Welfare Benefits

The Company offers retirement, health and welfare programs to all eligible employees. The Company's executive officers generally are eligible for the same benefit programs on the same basis as the rest of the Company's employees. The health and welfare programs cover medical, pharmacy, dental, vision, life, accidental death and dismemberment and disability insurance.

The Company offers retirement programs that are intended to supplement the employee's personal savings. The programs include the National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan ("401k Plan") and National Oilwell Varco, Inc. Supplemental Savings Plan ("Supplemental Plan"). The Company's U.S. employees, including its executives, are generally eligible to participate in the 401k Plan. Employees of the Company whose base salary meets or exceeds a certain dollar threshold established by the Company's benefits plan administrative committee are eligible to participate in the Supplemental Plan ("Supplemental Employees"). Participation in the 401k Plan and Supplemental Plan are voluntary.

The Company established the 401k Plan to allow employees to save for retirement through a tax-advantaged combination of employee and Company contributions and to provide employees the opportunity to directly manage their retirement plan assets through a variety of investment options. The 401k Plan allows eligible employees to elect to contribute a portion of their eligible compensation into the 401k Plan. Wages and salaries from the Company are generally considered eligible compensation. Employee contributions are matched in cash by the Company at the rate of $1.00 per $1.00 employee contribution for the first 4% of the employee's salary. In addition, the Company makes cash contributions for all eligible employees between 2.5% and 5.5% of their salary depending on the employee's full years of service with the Company. Such contributions vest immediately. The 401k Plan offers 18 different investment options, for which the participant has sole discretion in determining how both the employer and employee contributions are invested. The 401k Plan does provide the Company's employees the option to invest directly in the Company's stock. The 401k Plan offers in-service withdrawals in the form of loans and hardship distributions.

The Company established the Supplemental Plan, a non-qualified plan, to

- allow Supplemental Employees to continue saving towards retirement when, due to compensation and contribution ceilings established under the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), they can no longer contribute to the 401k Plan; and

- provide Company base and matching contributions that cannot be contributed to the 401k Plan due to compensation and contribution ceilings established under the Internal Revenue Code.

Compensation which may be deferred into the Supplemental Plan includes wages and salaries from the Company and bonus payments made under the Company's annual incentive plan. Supplemental Employees may elect to defer a percentage of their base pay and bonus payments received under the Company's incentive plan into the Supplemental Plan. Contributions in the Supplemental Plan vest immediately. The investment options offered in the Supplemental Plan are similar to the investment options offered in the 401k Plan.

Compensation of the Chief Executive Officer

The Compensation Committee determines the compensation of the chief executive officer based on leadership, meeting operational goals, executing the Company's business plan, and achieving certain financial results. Components of Mr. Miller's compensation for 2009 were consistent with those for executive officers as described above and included base salary, participation in the annual incentive plan and the grant of stock options and performance-based restricted stock awards.

In considering Mr. Miller's salary level, the Compensation Committee, generally on an annual basis, reviews the compensation level of chief executive officers of oilfield service companies with varying ranges of market capitalization and revenues and considers Mr. Miller's individual performance and success in achieving the Company's strategic objectives.

The Compensation Committee establishes goals and objectives for Mr. Miller for each fiscal year. Mr. Miller's performance was measured in four key areas of the Company: (1) financial performance, (2) formulation and implementation of Company strategy, (3) operational performance, and (4) management and employee development. The specific goals within these four areas were set based on a determination of prioritizing Mr. Miller's efforts on those specific areas and responsibilities that would have the greatest impact on the Company, and included the following:

- deliver the Company's annual operating plan;
- monitor the Company's backlog by focusing on on-time deliveries, quality and customer satisfaction;
- utilize in an efficient manner Board approved capital expenditures;
- emphasize effective communications with customers;
- identify and execute on strategic growth opportunities;
- execute Sarbanes-Oxley 404 compliance;
- develop high potential managers through exposure to all corporate activities, education and involvement in investor seminars and meetings; and
- refine strategic goals of the Company for the future.

The Compensation Committee reviewed such goals and objectives against Mr. Miller's and the Company's performance, and determined that Mr. Miller had achieved each of his pre-established goals and objectives. The Compensation Committee took Mr. Miller's successful achievement of his goals into consideration when reviewing his compensation in 2009.

In 2009, based on this review, Mr. Miller received an option to purchase 200,000 shares of National Oilwell Varco common stock, with terms consistent with the options granted to the other executives described above, and a grant of 105,000 performance-based restricted stock award shares, with terms consistent with the performance-based restricted stock awards granted to the other executives described above. Mr. Miller was also paid a bonus of $617,670 under the Annual Incentive Plan (below the "target" level but well above the minimum operating profit target), as well as a separate discretionary bonus of $436,588 (consistent with the discretionary bonus payments made to the other executives described above). Mr. Miller requested that the Compensation Committee reduce his base salary from $950,000 to $800,000, the level which it was at prior to the base salary raise he received in February 2008, in light of the adjustments being made at the Company in response to difficult economic conditions. While the Compensation Committee believed such an adjustment was unwarranted based on competitive data, as well as Mr. Miller's successful performance of his goals and the Company's strong financial performance in 2008, the Compensation Committee agreed to honor Mr. Miller's request to reduce his base salary to $800,000, effective February 2009.

U.S. Income Tax Limits on Deductibility

Section 162(m) of the Internal Revenue Code imposes a $1 million limitation on the deductibility of certain compensation paid to our chief executive officer and the next four highest paid executives. Excluded from the limitation is compensation that is "performance based." For compensation to be performance based, it must meet certain criteria, including being based on predetermined objective standards approved by stockholders. Although the Compensation Committee takes the requirements of Section 162(m) into account in designing executive compensation, there may be circumstances when it is appropriate to pay compensation to our five highest paid executives that does not qualify as "performance based compensation" and thus is not deductible by us for federal income tax purposes. Our stock option and performance-based restricted stock award grants are designed to be "performance based compensation." Bonus payments to our executives under the Company's Annual Incentive Plan should also be excluded from this limitation.

Option Grant Practices

Historically, the Company has granted stock options to its key employees, including executives, in the first quarter of the year. The Company does not have any program, plan or practice to time its option grants to its executives in coordination with the release of material non-public information, and has not timed its release of material non-public information for the purposes of affecting the value of executive compensation. The Company does not set the grant date of its stock option grants to new executives in coordination with the release of material non-public information.

The Compensation Committee has the responsibility of approving any Company stock option grants. The Compensation Committee does not delegate material aspects of long-term incentive plan administration to any other person. The Company's senior executives in coordination with the Compensation Committee set a time for the committee to meet during the first quarter of the year to review and approve stock option grants proposed by the senior executives. The specific timing of the meeting during the quarter is dependent on committee member schedules and availability and the Company finalizing its stock option grant proposal. If approved by the Compensation Committee, the grant date for the stock option grants is the date the committee meets and approves the grant, with the exercise price for the option grant being based on the Company's closing stock price on the date of grant.

Recent Developments

On February 16, 2010, the Compensation Committee approved the performance terms of the 2010 National Oilwell Varco Incentive Plan (the "2010 Incentive Plan"). The terms of the 2010 Incentive Plan are consistent with those described under "Annual Incentive Award" above. The Compensation Committee also approved raising Mr. Miller's participation level under the 2010 Incentive Plan from 100% to 120%.

On February 16, 2010, the Compensation Committee also approved the grant of stock options to its executive officers pursuant to the National Oilwell Varco, Inc. Long-Term Incentive Plan, as follows:

Name	Securities Underlying Options (#)
Merrill A. Miller, Jr.	210,000
Clay C. Williams	61,680
Mark A. Reese	33,885
Dwight W. Rettig	33,885
Robert W. Blanchard	33,885

The exercise price of the stock options is $44.07 per share, which was the closing stock price of National Oilwell Varco, Inc. common stock on the date of grant. The stock options have terms of ten years from the date of grant and vest in three equal annual installments beginning on the first anniversary of the date of the grant.

On February 16, 2010, the Compensation Committee approved the grant of performance vesting restricted stock awards to its executive officers pursuant to the National Oilwell Varco, Inc. Long-Term Incentive Plan, as follows:

Name	Shares of Restricted Stock (36 Months) (#)
Merrill A. Miller, Jr.	56,000
Clay C. Williams	16,400
Mark A. Reese	9,000
Dwight W. Rettig	9,000
Robert W. Blanchard	9,000

The restricted stock awards granted by the Company to its executive officers vest 100% on the third anniversary of the date of grant, contingent on the Company's average operating income growth, measured on a percentage basis, from January 1, 2010 to December 31, 2012 exceeding the median average operating income growth for a designated peer group over the same period. One-time, non-recurring, non-operational gains or charges to income taken by the Company or any member of the designated peer group that are publicly reported would be excluded from the income calculation and comparison set forth above. If the Company's operating income growth does not exceed the median operating income growth of the designated peer group over the designated period, the applicable restricted stock award grant for the executives will not vest and would be forfeited.

On February 16, 2010, the Compensation Committee, in connection with its annual review of executive compensation and performance, after consulting with Frederic Cook, approved the following base salary increases for the Company's executive officers: Merrill A. Miller, Jr. –

from $800,000 to $950,000; Clay Williams – from $550,000 to $600,000; Mark Reese – from $490,000 to $525,000; Dwight Rettig – from $450,000 to $500,000; and Robert Blanchard – from $300,000 to $325,000. Increases for the executive officers were approved, effective January 1, 2010, as a result of the Company's positive financial and operating performance in 2008 and 2009 and to better align their salaries with comparable salaries offered by the Company's oilfield services sector peers.

Compensation Committee Report

The responsibilities of the Compensation Committee, which are set forth in the Compensation Committee Charter adopted by the Board of Directors, include approving and evaluating all compensation of directors and executive officers, including salaries, bonuses, and compensation plans, policies and programs of the Company.

We have reviewed and discussed with senior management the Compensation Discussion & Analysis section included in this proxy statement. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion & Analysis be included in the Company's 2010 Proxy Statement.

Members of the Compensation Committee
Jeffery A. Smisek, Committee Chairman
Robert E. Beauchamp
Roger L. Jarvis

Employment Contracts and Termination of Employment and Change-in-Control Arrangements

Miller, Reese, Rettig and Blanchard

The Company entered into an employment agreement on January 1, 2002 with Mr. Miller, which was amended on December 22, 2008 and on December 31, 2009. Under the employment agreement, Mr. Miller is provided a base salary, currently set at $950,000. The employment agreement also entitles him to receive an annual bonus and to participate in the Company's incentive, savings and retirement plans. The agreement has a term of three years and is automatically extended on an annual basis. The agreement provides for a base salary, participation in employee incentive plans, and employee benefits as generally provided to all employees.

In addition, the agreement contains certain termination provisions. If the employment relationship is terminated by the Company for any reason other than

- voluntary termination;
- termination for cause (as defined);
- death; or
- long-term disability;

or if the employment relationship is terminated by the employee for Good Reason, as defined below, Mr. Miller is entitled to receive 3.5 times the amount of his current base salary, three times the amount equal to the total of the employer matching contributions under the Company's 401(k) Plan and Supplemental Plan, and three years participation in the Company's welfare and medical benefit plans. Mr. Miller will have the right, during the 60-day period after such termination, to elect to surrender all or part of any stock options held by him at the time of termination, whether or not exercisable, for a cash payment equal to the spread between the exercise price of the option and the highest reported per share sales price during the 60-day period prior to the date of termination. Any option not so surrendered will remain exercisable until the earlier of one year after the date of termination or the stated expiration date of the specific option grant.

Under the agreement, termination by Mr. Miller for "Good Reason" means

- the assignment to him of any duties inconsistent with his current position or any action by the Company that results in a diminution in his position, authority, duties or responsibilities;
- a failure by the Company to comply with the terms of the agreement; or
- requiring Mr. Miller to relocate or to travel to a substantially greater extent than required at the date of the agreement.

In addition, compensation will be "grossed up" for any excise tax imposed under Section 4999 of the Internal Revenue Code as a result of any payment or benefit provided to Mr. Miller under the employment agreement. The agreement also contains restrictions on competitive activities and solicitation of our employees for three years following the date of termination. After any such termination of employment, Mr. Miller will also have the option to participate in the Company's welfare and medical benefit plans at employee rates and will be entitled to receive outplacement services valued at not more than 15% of base salary.

We entered into employment agreements on January 1, 2002 with Messrs. Reese and Rettig (which were amended on December 22, 2008 and on December 31, 2009) and on December 22, 2008 with Mr. Blanchard (which was amended on December 31, 2009) that contain certain termination provisions. Under the employment agreements, Messrs. Reese, Rettig and Blanchard are provided base salary. The agreements have a one-year term and are automatically extended on an annual basis. The agreements also provide for participation in employee incentive plans, and employee benefits as generally provided to all employees. If the employment relationship is terminated by the Company for any reason other than

- voluntary termination;
- termination for cause (as defined);
- death; or
- long-term disability;

or if the employment relationship is terminated by the employee for Good Reason, the employee is entitled to receive 1.5 times his current base salary and an amount equal to the total of the employer matching contributions under the Company's 401(k) Plan and Supplemental Plan, and one year's participation in the Company's welfare and medical benefit plans.

In addition, compensation will be "grossed up" for any excise tax imposed under Section 4999 of the Internal Revenue Code as a result of any payment or benefit provided to the executive under his employment agreement. The agreements also contain restrictions on competitive activities and solicitation of our employees for one year following the date of termination. After any such termination of employment, the executive will also have the option to participate in the Company's welfare and medical benefit plans at employee rates and will be entitled to receive outplacement services valued at not more than 15% of base salary.

Additionally, the Company's stock option agreements and restricted stock agreements provide for full vesting of unvested outstanding options and restricted stock, respectively, in the event of a change of control of the Company and a change in the holder's responsibilities following a change of control.

Williams

The Company assumed the Amended and Restated Executive Agreements entered into on December 19, 2003, by Varco with Mr. Williams, which was amended on December 22, 2008 and on December 31, 2009. The agreement has an initial term that continues in effect through December 31, 2006, and is automatically extended for one or more additional terms of three (3) years each. The agreement contains certain termination provisions, as further described below under "Varco Change in Control Severance Plan".

Varco Supplemental Executive Retirement Plan. Mr. Williams was a participant in the Amendment and Restatement of the Supplemental Executive Retirement Plan of Varco which was assumed by the Company as a result of the merger (the "Merger") with Varco International, Inc. (the "Amended SERP"). The Amended SERP provides for retirement, death and disability benefits, payable over ten years. The annual benefit amount is generally equal to 50% of the average of a participant's highest five calendar years of base salary, or if greater, in the case of a change of control that occurs prior to January 1, 2006 (which occurred as a result of the Merger), 50% of the average salary in effect since January 2001. This annual benefit is subject to a service reduction in the event the participant retires or his employment is terminated prior to reaching age 65 (excluded from this reduction are terminations following a change in control).

Mr. Williams is currently fully vested in the benefits provided by the Amended SERP. Based on historical earnings and presuming normal retirement at age 65, Mr. Williams would be entitled to an annual benefit of approximately $159,000.

Amendment and Restatement of the Varco Executive Retiree Medical Plan. Mr. Williams was a participant in the Amendment and Restatement of the Varco International, Inc. Executive Retiree Medical Plan which was assumed by the Company as a result of the Merger (the "Medical Plan"). Upon and following (i) certain retirements of a participant at or after age 55, or (ii) the death or disability of a participant, or (iii) terminations of a participant prior to age 55 (but benefits are not payable until age 55), the participant, his spouse and dependent children shall be provided the medical, dental, vision and prescription drug benefits that are then provided to the Company's executive officers. These Medical Plan benefits are, however, conditioned upon the Company's receipt of a monthly cash contribution in an amount not greater than that paid by the executive officers for similar benefits, and, in certain circumstances, the participant having achieved 10 years of service with the Company or any of its predecessor companies prior to retirement or termination of employment.

Mr. Williams is currently fully vested in the benefits provided by the Medical Plan.

Varco Change in Control Severance Plan. Mr. Williams was a participant in the Varco change in control severance plan, which was assumed by the Company as a result of the Merger.

The change in control severance plan provides benefits if the executive is terminated other than for cause or if the executive terminates his employment for good reason (each as defined below) within twenty four months of a qualifying change in control. Upon such qualifying termination following a change in control, the executive is entitled to severance compensation and benefits, including those set forth below:

- a lump sum payment equal to 4.5 times base salary;

- a lump sum cash payment equal to any awards actually earned under the Company's bonus plan during the year of termination;
- full vesting of all accrued benefits under the Company's 401(k) Plan, SERP, Supplemental Plan and Medical Plan, as applicable;
- a lump sum payment equal to three years of expected Company contributions under the Company's 401(k) Plan and Supplemental Plan;
- full vesting of any restricted stock awards and payment of awards earned under any intermediate or long-term bonus plan;
- an extended option exercise period; and
- the gross-up of certain payments, subject to excise taxes under the Internal Revenue Code as "parachute payments," so that the participant receives the same amount he would have received had there been no applicable excise taxes.

Under the change in control severance plan, a participant is also entitled to receive, upon a qualifying termination, medical and dental benefits (based on the cost sharing arrangement in place on the date of termination) throughout the three year payout period, and outplacement services valued at not more than 15% of base salary. After any such termination of employment, Mr. Williams will also have the option to participate in the Company's welfare and medical benefit plans at employee rates.

The agreement also contains restrictions on competitive activities and solicitation of our employees for one year following the date of termination, unless termination occurs as a result of a "change in control" event, in which case the period shall be three years following the date of termination.

Under the terms of the amended and restated executive agreement, which contains the change of control severance plan, the term "cause" means:

- executive's conviction of a felony involving moral turpitude, dishonesty or a breach of trust towards the Company;
- executives commission of any act of theft, fraud, embezzlement or misappropriation against the Company that is materially injurious to the Company regardless of whether a criminal conviction is obtained;
- executive's willful and continued failure to devote substantially all of his business time to the Company's business affairs (excluding failures due to illness, incapacity, vacations, incidental civic activities and incidental personal time) which failure is not remedied within a reasonable time after a written demand by the Company specifically identifying executive's failure is delivered by the Company;
- executive's unauthorized disclosure of confidential information of the Company that is materially injurious to the Company; or
- executive's knowing or willful material violation of federal or state securities laws, as determined in good faith by the Company's board of directors.

Under the terms of the amended and restated executive agreement, which contains the change of control severance plan, the term "good reason" means:

- failure to re-elect or appoint the executive to any corporate office or directorship held at the time of the change of control or a material reduction in executive's authority, duties or responsibilities (including status, offices, titles and reporting requirements) or if executive is assigned duties or responsibilities inconsistent in any material respect from those of executive at the time of the relevant change of control all on the basis of which executive makes a good faith determination that the terms of his employment have been detrimentally and materially affected;

- a material reduction of executive's compensation, benefits or perquisites, including annual base salary, annual bonus, intermediate or long-term cash or equity incentive opportunities or plans from those in effect prior to the change of control;
- The Company fails to obtain a written agreement satisfactory to executive from any successor or assigns of the Company to assume and perform the amended and restated executive agreement; or
- The Company requires executive to be based at any office located more than fifty (50) miles from the Company's current offices without executive's consent.

Potential Payments Upon Termination or Change in Control

The Company has entered into certain agreements and maintains certain plans that will require the Company to provide compensation to the Named Executive Officers in the event of a termination of employment or change in control of the Company.

The Company's Compensation Committee believes the payment and benefit levels provided to its named executive officers under their employment agreements and/or change of control plans upon termination or change of control should correspond to the level of responsibility and risk assumed by the named executive officer. Thus, the payment and benefit levels for Mr. Miller, Mr. Reese, Mr. Rettig and Mr. Blanchard are based on their levels of responsibility and market considerations at the time the Company entered into the relevant agreements. The payment and benefit levels for Mr. Williams are based on similar considerations but certain differences in his benefits are due to the particular terms of his executive agreement, which was assumed by the Company in the Merger. The Compensation Committee recognizes that it is not likely that the Company's named executive officers would be retained by an acquiror in the event of a change of control. As a result, the Compensation Committee believes that a certain amount of cash compensation, along with immediate vesting of all unvested equity compensation, is an appropriate and sufficient incentive for the named executive officers to remain employed with the Company, even if a change of control were imminent. It is believed that these benefit levels should provide the Company's named executive officers with reasonable financial security so that they could continue to make strategic decisions that impact the future of the Company.

The amount of compensation payable to each Named Executive Officer in each situation is listed in the tables below.

The following table describes the potential payments upon termination or change in control of the Company as of December 31, 2009 for Merrill A. Miller, Jr., the Company's Chief Executive Officer.

Executive Benefits and Payments Upon Termination (1)	**Involuntary Not for Cause Termination (2)**
Base Salary (3.5 times)	$2,800,000
Continuing medical benefits	$226,766
Retirement Contribution and Matching	$180,000
Value of Unvested Stock Options	$3,921,506
Value of Unvested Restricted Stock	$9,699,800
Outplacement Services (3)	$120,000
Estimated Tax Gross Up	$0
Total:	$16,948,072

(1) For purposes of this analysis, we assumed the Executive's compensation is as follows: base salary as of December 31, 2009 of $800,000. Unvested stock options include 33,334 options from 2007 grant at $35.225/share, 83,334 options from 2008 grant at $64.16/share, and 200,000 options from 2009 grant at $25.96/share. Unvested restricted stock includes 50,000 shares from 2007 grant, 65,000 shares from 2008 grant, and 105,000 shares from 2009 grant. Value of unvested stock options and restricted stock based on a share price of $44.09, the Company's closing stock price on December 31, 2009.

(2) Assumes the employment relationship is terminated by the Company for any reason other than voluntary termination, termination for cause, death, or disability, or if the employment relationship is terminated by the executive for "Good Reason", as of December 31, 2009. Termination by the executive for "Good Reason" means the assignment to the employee of any duties inconsistent with his current position or any action by the Company that results in a diminution in the executive's position, authority, duties or responsibilities; a failure by the Company to comply with the terms of the executive's employment agreement; or the requirement of the executive to relocate or to travel to a substantially greater extent than required at the date of the employment agreement.

(3) Executive also entitled to outplacement services valued at not more than 15% of base salary. For purposes of this analysis, we valued the outplacement services at 15% of base salary.

In the event of:

- a Company termination of Mr. Miller's employment for cause;
- Mr. Miller's voluntary termination of his employment with the Company (not for "Good Reason'); or
- Mr. Miller's employment with the Company is terminated due to his death or disability,

no extra benefits are payable by the Company to Mr. Miller as a result of any such events, other than accrued obligations and benefits owed by the Company to Mr. Miller (such as base salary through the date of termination and his outstanding balance in the Company's 401k Plan). In the event termination is not for cause, Mr. Miller would also be entitled to receive an amount equal to 50% of his base salary.

The following table describes the potential payments upon termination or change in control of the Company as of December 31, 2009 for Clay C. Williams, the Company's Executive Vice President and Chief Financial Officer.

Executive Benefits and Payments Upon Termination (1)	**Involuntary Not for Cause Termination (2)**
Base Salary (4.5 times)	$2,475,000
Continuing medical benefits	$346,014
Retirement Contribution and Matching	$123,750
Value of Unvested Stock Options	$1,308,073
Value of Unvested Restricted Stock	$3,394,930
Outplacement Services (3)	$82,500
Estimated Tax Gross Up	$0
Total:	$7,730,267

(1) For purposes of this analysis, we assumed the Executive's compensation is as follows: base salary as of December 31, 2009 of $550,000. Unvested stock options include 16,667 options from 2007 grant at $35.225/share, 26,667 options from 2008 grant at $64.16/share, and 64,000 options from 2009 grant at $25.96/share. Unvested restricted stock includes 25,000 shares from 2007 grant, 20,000 shares from 2008 grant and 32,000 shares from 2009 grant. Value of unvested stock options and restricted stock based on a share price of $44.09, the Company's closing stock price on December 31, 2009.

(2) Assumes, within twenty four months of a qualifying change in control, the employment relationship is terminated by the Company for other than cause or if the executive terminates his employment for good reason, as of December 31, 2009, as further described under the caption "Williams" above.

(3) Executive also entitled to outplacement services valued at not more than 15% of base salary. For purposes of this analysis, we valued the outplacement services at 15% of base salary.

In the event Mr. Williams is terminated involuntarily by the Company for any reason other than for cause (and such termination is not pursuant to a qualifying change in control), Mr. Williams will be entitled to receive the following:

- an amount equal to his base salary; and
- an amount equal to awards actually earned under Company incentive plans calculated through the last completed quarter prior to the date of termination of employment.

In the event of a Company termination of Mr. Williams' employment for cause or Mr. Williams' voluntary termination of his employment with the Company (not for good reason), no extra benefits are payable by the Company to Mr. Williams as a result of any such events.

The following table describes the potential payments upon termination or change in control of the Company as of December 31, 2009 for Mark A. Reese, the Company's Group President – Rig Technology.

Executive Benefits and Payments Upon Termination (1)	**Involuntary Not for Cause Termination (2)**
Base Salary (1.5 times)	$735,000
Continuing medical benefits	$251,143
Retirement Contribution and Matching	$44,100
Value of Unvested Stock Options	$813,850
Value of Unvested Restricted Stock	$2,160,410
Outplacement Services (3)	$73,500
Estimated Tax Gross Up	$0
Total:	$4,078,003

(1) For purposes of this analysis, we assumed the Executive's compensation is as follows: base salary as of December 31, 2009 of $490,000. Unvested stock options include 10,000 options from 2007 grant at $35.225/share, 13,334 options from 2008 grant at $64.16/share, and 40,000 options from 2009 grant at $25.96/share. Unvested restricted stock includes 15,000 shares from 2007 grant, 10,000 shares from 2008 grant and 24,000 shares from 2009 grant. Value of unvested stock options and restricted stock based on a share price of $44.09, the Company's closing stock price on December 31, 2009.

(2) Assumes the employment relationship is terminated by the Company for any reason other than voluntary termination, termination for cause, death, or disability, or if the employment relationship is terminated by the executive for "Good Reason", as of December 31, 2009. Termination by the executive for "Good Reason" means the assignment to the employee of any duties inconsistent with his current position or any action by the Company that results in a diminution in the executive's position, authority, duties or responsibilities; a failure by the Company to comply with the terms of the executive's employment agreement; or the requirement of the executive to relocate or to travel to a substantially greater extent than required at the date of the employment agreement.

(3) Executive also entitled to outplacement services valued at not more than 15% of base salary. For purposes of this analysis, we valued the outplacement services at 15% of base salary.

In the event of:

- a Company termination of Mr. Reese's employment for cause;
- Mr. Reese's voluntary termination of his employment with the Company (not for "Good Reason'); or
- Mr. Reese's employment with the Company is terminated due to his death or disability,

no extra benefits are payable by the Company to Mr. Reese as a result of any such events, other than accrued obligations and benefits owed by the Company to Mr. Reese (such as base salary through the date of termination and his outstanding balance in the Company's 401k Plan). In the event termination is not for cause, Mr. Reese would also be entitled to receive an amount equal to 50% of his base salary.

The following table describes the potential payments upon termination or change in control of the Company as of December 31, 2009 for Dwight W. Rettig, the Company's Senior Vice President, General Counsel and Secretary.

Executive Benefits and Payments Upon Termination (1)	**Involuntary Not for Cause Termination (2)**
Base Salary (1.5 times)	$675,000
Continuing medical benefits	$189,867
Retirement Contribution and Matching	$38,250
Value of Unvested Stock Options	$668,810
Value of Unvested Restricted Stock	$1,807,690
Outplacement Services (3)	$67,500
Estimated Tax Gross Up	$0
Total:	$3,447,117

(1) For purposes of this analysis, we assumed the Executive's compensation is as follows: base salary as of December 31, 2009 of $450,000. Unvested stock options include 10,000 options from 2007 grant at $35.225/share, 13,334 options from 2008 grant at $64.16/share, and 32,000 options from 2009 grant at $25.96/share. Unvested restricted stock includes 15,000 shares from 2007 grant, 10,000 shares from 2008 grant and 16,000 shares from 2009 grant. Value of unvested stock options and restricted stock based on a share price of $44.09, the Company's closing stock price on December 31, 2009.

(2) Assumes the employment relationship is terminated by the Company for any reason other than voluntary termination, termination for cause, death, or disability, or if the employment relationship is terminated by the executive for "Good Reason", as of December 31, 2009. Termination by the executive for "Good Reason" means the assignment to the employee of any duties inconsistent with his current position or any action by the Company that results in a diminution in the executive's position, authority, duties or responsibilities; a failure by the Company to comply with the terms of the executive's employment agreement; or the requirement of the executive to relocate or to travel to a substantially greater extent than required at the date of the employment agreement.

(3) Executive also entitled to outplacement services valued at not more than 15% of base salary. For purposes of this analysis, we valued the outplacement services at 15% of base salary.

In the event of:

- a Company termination of Mr. Rettig's employment for cause;
- Mr. Rettig's voluntary termination of his employment with the Company (not for "Good Reason'); or
- Mr. Rettig's employment with the Company is terminated due to his death or disability,

no extra benefits are payable by the Company to Mr. Rettig as a result of any such events, other than accrued obligations and benefits owed by the Company to Mr. Rettig (such as base salary through the date of termination and his outstanding balance in the Company's 401k Plan). In the event termination is not for cause, Mr. Rettig would also be entitled to receive an amount equal to 50% of his base salary.

The following table describes the potential payments upon termination or change in control of the Company as of December 31, 2009 for Robert W. Blanchard, the Company's Vice President, Corporate Controller and Chief Accounting Officer.

Executive Benefits and Payments Upon Termination (1)	**Involuntary Not for Cause Termination (2)**
Base Salary (1.5 times)	$450,000
Continuing medical benefits	$320,848
Retirement Contribution and Matching	$25,500
Value of Unvested Stock Options	$668,810
Value of Unvested Restricted Stock	$1,807,690
Outplacement Services (3)	$45,000
Estimated Tax Gross Up	$0
Total:	$3,317,848

(1) For purposes of this analysis, we assumed the Executive's compensation is as follows: base salary as of December 31, 2009 of $300,000. Unvested stock options include 10,000 options from 2007 grant at $35.225/share, 13,334 options from 2008 grant at $64.16/share, and 32,000 options from 2009 grant at $25.96/share. Unvested restricted stock includes 15,000 shares from 2007 grant, 10,000 shares from 2008 grant and 16,000 shares from 2009 grant. Value of unvested stock options and restricted stock based on a share price of $44.09, the Company's closing stock price on December 31, 2009.

(2) Assumes the employment relationship is terminated by the Company for any reason other than voluntary termination, termination for cause, death, or disability, or if the employment relationship is terminated by the executive for "Good Reason", as of December 31, 2009. Termination by the executive for "Good Reason" means the assignment to the employee of any duties inconsistent with his current position or any action by the Company that results in a diminution in the executive's position, authority, duties or responsibilities; a failure by the Company to comply with the terms of the executive's employment agreement; or the requirement of the executive to relocate or to travel to a substantially greater extent than required at the date of the employment agreement.

(3) Executive also entitled to outplacement services valued at not more than 15% of base salary. For purposes of this analysis, we valued the outplacement services at 15% of base salary.

In the event of:

- a Company termination of Mr. Blanchard's employment for cause;
- Mr. Blanchard's voluntary termination of his employment with the Company (not for "Good Reason'); or
- Mr. Blanchard's employment with the Company is terminated due to his death or disability,

no extra benefits are payable by the Company to Mr. Blanchard as a result of any such events, other than accrued obligations and benefits owed by the Company to Mr. Blanchard (such as base salary through the date of termination and his outstanding balance in the Company's 401k Plan). In the event termination is not for cause, Mr. Blanchard would also be entitled to receive an amount equal to 50% of his base salary.

EXECUTIVE COMPENSATION

The following table sets forth for the year ended December 31, 2009 the compensation paid by the Company to its Chief Executive Officer and Chief Financial Officer and three other most highly compensated executive officers (the "Named Executive Officers") serving in such capacity at December 31, 2009.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(4)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Merrill A. Miller, Jr. *President and CEO*	2009	$823,077	$436,588	$2,725,800	$2,377,740	$617,670	-	$38,269	$7,019,144
	2008	$950,000	-	$4,170,400	$2,770,362	$1,825,960	-	$42,430	$9,759,152
	2007	$800,000	-	$2,928,000	$1,198,670	$1,600,000	-	$37,000	$6,563,670
Clay C. Williams *Executive Vice President and CFO*	2009	$550,000	$240,123	$830,720	$760,877	$339,719	-	$29,050	$2,750,489
	2008	$550,000	-	$1,283,200	$886,516	$845,708	-	$41,235	$3,606,659
	2007	$500,000	-	$1,464,000	$599,335	$800,000	-	$37,357	$3,400,692
Mark A. Reese *Group President Rig Technology*	2009	$490,000	$100,279	$623,040	$475,548	$598,770	-	$34,215	$2,321,852
	2008	$490,000	-	$641,600	$443,258	$589,971	-	$33,680	$2,198,509
	2007	$385,000	-	$878,400	$359,601	$577,500	-	$28,250	$2,228,751
Dwight W. Rettig *Senior VP, General Counsel & Secretary*	2009	$450,000	$184,185	$415,360	$380,438	$260,580	-	$27,800	$1,718,363
	2008	$450,000	-	$641,600	$443,258	$648,696	-	$27,185	$2,210,739
	2007	$350,000	-	$878,400	$359,601	$525,000	-	$23,000	$2,136,001

Robert W. Blanchard *VP, Corporate Controller & Chief Accounting Officer*	2009 2008 2007	$300,000 $300,000 $240,000	$122,790 - -	$415,360 $641,600 $878,400	$380,438 $443,258 $359,601	$173,720 $432,464 $360,000	- - -	$23,077 $23,982 $19,200	$1,415,385 $1,841,304 $1,857,201

(1) Reflects a discretionary bonus payout. For further information, see "Compensation Discussion and Analysis - Components of Compensation - Annual Incentive Award".
(2) Aggregate grant date fair value of stock awards granted in the designated fiscal year.
(3) Aggregate grant date fair value of option awards granted in the designated fiscal year.
(4) The amounts include:
(a) The Company's cash contributions for 2009 under the National Oilwell Varco 401(k) and Retirement Savings Plan, a defined contribution plan, on behalf of Mr. Miller - $17,740; Mr. Williams - $18,375; Mr. Reese - $21,965; Mr. Rettig - $19,600; and Mr. Blanchard - $20,602.
(b) The Company's cash contributions for 2009 under the National Oilwell Varco Supplemental Savings Plan, a defined contribution plan, on behalf of Mr. Miller - $20,529; Mr. Williams - $10,675; Mr. Reese - $12,250; Mr. Rettig - $8,200; and Mr. Blanchard - $2,475.

Grants of Plan Based Awards

The following table provides information concerning stock options and restricted stock awards granted to Named Executive Officers during the fiscal year ended December 31, 2009. The Company has granted no stock appreciation rights.

Grants of Plan-Based Awards

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards (3)
		Thresh-old ($)(1)	Target ($)(1)	Maximum ($)(1)	Thresh-old (#)(2)	Target (#)(2)	Maximum (#)(2)				
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
Merrill A. Miller, Jr.	2009	$80,000	$800,000	$1,600,000	105,000	105,000	105,000		200,000	$25.96	$5,103,540
Clay C. Williams	2009	$44,000	$440,000	$880,000	32,000	32,000	32,000		64,000	$25.96	$1,591,597
Mark A. Reese	2009	$36,750	$367,500	$735,000	24,000	24,000	24,000		40,000	$25.96	$1,098,588

Dwight W. Rettig	2009	$33,750	$337,500	$675,000	16,000	16,000	16,000		32,000	$25.96	$795,798
Robert W. Blanchard	2009	$22,500	$225,000	$450,000	16,000	16,000	16,000		32,000	$25.96	$795,798

(1) Represents possible payouts under our annual incentive compensation plan.

(2) On February 20, 2009, each of the Named Executive Officers was granted shares of performance-based restricted stock awards, which are reflected in the "Estimated Future Payouts Under Equity Incentive Plan Awards" column in the table above. The grants vest 100% on the third anniversary of the date of grant, contingent on the Company's average operating income growth, measured on a percentage basis, from January 1, 2009 to December 31, 2011 exceeding the median average operating income growth for a designated peer group over the same period. One-time, non-recurring, non-operational gains or charges to income taken by the Company or any member of the designated peer group that are publicly reported would be excluded from the income calculation and comparison set forth above. If the Company's operating income growth does not exceed the median operating income growth of the designated peer group over the designated period, the applicable restricted stock award grant for the executives will not vest and would be forfeited.

(3)Assumptions made in calculating the value of option and restricted stock awards are further discussed in Item 15. Exhibits and Financial Statement Schedules – Notes to Consolidated Financial Statements, Note 13, of the Company's Form 10-K for the fiscal year ended December 31, 2009. The grant date fair value of the restricted stock awards are as follows: Mr. Miller - $2,725,800; Mr. Williams - $830,720; Mr. Reese - $623,040; Mr. Rettig - $415,360; and Mr. Blanchard - $415,360. The grant date fair value of the option awards are as follows: Mr. Miller - $2,377,740; Mr. Williams - $760,877; Mr. Reese - $475,548; Mr. Rettig - $380,438; and Mr. Blanchard - $380,438.

Exercises and Holdings of Previously-Awarded Equity Disclosure

The following table provides information regarding outstanding awards that have been granted to Named Executive Officers where the ultimate outcomes of such awards have not been realized, as of December 31, 2009.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (1)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Merrill A. Miller, Jr.		200,000 (2)		$25.96	2/21/19				
	41,666	83,334 (3)		$64.16	2/20/18				
	66,666	33,334 (4)		$35.225	3/2/17				
	133,334			$33.29	2/22/16				
	42,667			$29.125	10/13/15				
								50,000 (5)	$2,204,500
								65,000 (6)	$2,865,850
								105,000 (7)	$4,629,450
Clay C. Williams		64,000 (2)		$25.96	2/21/19				
	13,333	26,667 (3)		$64.16	2/20/18				
	33,333	16,667 (4)		$35.225	3/2/17				
	100,000			$33.29	2/22/16				
	57,370			$13.085	1/28/14				
								25,000 (5)	$1,102,250
								20,000 (6)	$881,800
								32,000 (7)	$1,410,880
Mark A. Reese		40,000 (2)		$25.96	2/21/19				
	6,666	13,334 (3)		$64.16	2/20/18				
	10,000	10,000 (4)		$35.225	3/2/17				
	20,000			$33.29	2/22/16				
								15,000 (5)	$661,350

								10,000 (6)	$440,900
								24,000 (7)	$1,058,160
Dwight W. Rettig		32,000 (2)		$25.96	2/21/19				
	6,666	13,334 (3)		$64.16	2/20/18				
	10,000	10,000 (4)		$35.225	3/2/17				
	20,000			$33.29	2/22/16				
								15,000 (5)	$661,350
								10,000 (6)	$440,900
								16,000 (7)	$705,440
Robert W. Blanchard		32,000 (2)		$25.96	2/21/19				
	6,666	13,334 (3)		$64.16	2/20/18				
	10,000	10,000 (4)		$35.225	3/2/17				
	20,000			$33.29	2/22/16				
								15,000 (5)	$661,350
								10,000 (6)	$440,900
								16,000 (7)	$705,440

(1) Calculations based upon the closing price ($44.09) of the Company's common stock on December 31, 2009, the last trading day of the year.

(2) 2009 Stock Option Grant - Stock options vest at the rate of 33 1/3%/year, with vesting dates of 2/20/10, 2/20/11 and 2/20/12.

(3) 2008 Stock Option Grant - Stock options vest at the rate of 33 1/3%/year, with vesting dates of 2/19/09, 2/19/10 and 2/19/11.

(4) 2007 Stock Option Grant - Stock options vest at the rate of 33 1/3%/year, with vesting dates of 3/1/08, 3/1/09 and 3/1/10.

(5) 2007 Restricted Stock Grant - The grant vests 100% on the third anniversary of the date of grant, contingent on the Company's operating income growth, measured on a percentage basis, from January 1, 2007 to December 31, 2009 exceeding the median average operating income growth for a designated peer group over the same period. One-time, non-recurring, non-operational gains or charges to income taken by the Company or any member of the designated peer group that are publicly reported would be excluded from the income calculation and comparison set forth above. If the Company's operating income growth does not exceed the median operating income growth of the designated peer group over the designated period, the applicable restricted stock award grant for the executives will not vest and would be forfeited.

(6) 2008 Restricted Stock Grant - The grant vests 100% on the third anniversary of the date of grant, contingent on the Company's operating income growth, measured on a percentage basis, from January 1, 2008 to December 31, 2010 exceeding the median average operating income growth for a designated peer group over the same period. One-time, non-recurring, non-operational gains or charges to income taken by the Company or any member of the designated peer group that are

publicly reported would be excluded from the income calculation and comparison set forth above. If the Company's operating income growth does not exceed the median operating income growth of the designated peer group over the designated period, the applicable restricted stock award grant for the executives will not vest and would be forfeited.

(7) 2009 Restricted Stock Grant - The grant vests 100% on the third anniversary of the date of grant, contingent on the Company's operating income growth, measured on a percentage basis, from January 1, 2009 to December 31, 2011 exceeding the median average operating income growth for a designated peer group over the same period. One-time, non-recurring, non-operational gains or charges to income taken by the Company or any member of the designated peer group that are publicly reported would be excluded from the income calculation and comparison set forth above. If the Company's operating income growth does not exceed the median operating income growth of the designated peer group over the designated period, the applicable restricted stock award grant for the executives will not vest and would be forfeited.

The following table provides information on the amounts received by the Named Executive Officers during 2009 upon exercise of stock options or vesting of stock awards.

Option Exercises and Stock Vested

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
Merrill A. Miller, Jr.	0	$0	0	$0
Clay C. Williams	0	$0	0	$0
Mark A. Reese	0	$0	0	$0
Dwight W. Rettig	0	$0	0	$0
Robert W. Blanchard	0	$0	0	$0

Post-Employment Compensation

The following table provides information on nonqualified deferred compensation provided under the Supplemental Plan to the Named Executive Officers during the fiscal year ended December 31, 2009. For a more detailed discussion, see the section titled "Compensation Discussion and Analysis – Retirement, Health and Welfare Benefits".

Nonqualifed Deferred Compensation

Name (a)	Executive Contributions in Last FY ($)(1) (b)	Registrant Contributions in Last FY ($)(2) (c)	Aggregate Earnings in Last FY ($)(3) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($) (f)
Merrill A. Miller, Jr.	$0	$20,529	$25,478	$0	$148,902
Clay C. Williams	$0	$10,675	$135,245	$0	$555,515
Mark A. Reese	$0	$12,250	$9,953	$0	$52,480
Dwight W. Rettig	$0	$8,200	$161	$0	$27,524
Robert W. Blanchard	$0	$2,475	$158,651	$0	$570,042

(1) Executive contributions were from the executive's salary and are included in the Summary Compensation Table under the "Salary" column.

(2) Registrant contributions are included in the Summary Compensation Table under the "All Other Compensation" column.

(3) Aggregate earnings reflect the returns of the investment funds selected by the executives and are not included in the Summary Compensation Table.

Certain Relationships and Related Transactions

We transact business with companies with which certain of our Directors are affiliated. All transactions with these companies are on terms competitive with other third party vendors, and none of these is material either to us or any of these companies.

A "conflict of interest" occurs when a director or executive officer's private interest interferes in any way, or appears to interfere, with the interests of the Company. Conflicts of interest can arise when a director or executive officer, or a member of his or her immediate family, have a direct or indirect material interest in a transaction with us. Conflicts of interest also arise when a director or executive officer, or a member of his or her immediate family, receives improper personal benefits as a result of his or her position as a director or executive officer of the Company. The Company's Code of Business Conduct and Ethics for Members of the Board of Directors and Executive Officers provides that directors and executive officers must avoid conflicts of interests with the Company. Any situation that involves, or may reasonably be expected to involve, a conflict of interest with the Company must be disclosed immediately to the Chair of the Company's Audit Committee for his review and approval or ratification. This code also provides that the

Company shall not make any personal loans or extensions of credit to nor become contingently liable for any indebtedness of directors or executive officers or a member of his or her family.

DIRECTOR COMPENSATION

Directors who are employees of the Company do not receive compensation for serving on the Board of Directors. The following table sets forth the compensation paid by the Company to its non-employee members of the Board of Directors for the year ended December 31, 2009.

Director Compensation

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)(1)	Option Awards ($) (d)(2)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (f)	All Other Compensation ($) (g)	Total ($) (h)
Greg L. Armstrong	$80,500	$92,519	$63,949	-	-	-	$236,968
Robert E. Beauchamp	$75,250	$92,519	$63,949	-	-	-	$231,718
Ben A. Guill	$84,750	$92,519	$63,949	-	-	-	$241,218
David D. Harrison	$93,000	$92,519	$63,949	-	-	-	$249,468
Roger L. Jarvis	$82,750	$92,519	$63,949	-	-	-	$239,218
Eric L. Mattson	$84,750	$92,519	$63,949	-	-	-	$241,218
Jeffery A. Smisek	$86,500	$92,519	$63,949	-	-	-	$242,968

(1) The aggregate number of outstanding shares of restricted stock awards as of December 31, 2009 for each director are as follows: Mr. Armstrong – 4,218; Mr. Beauchamp – 4,218; Mr. Guill – 4,218; Mr. Harrison – 4,218; Mr. Jarvis – 4,218; Mr. Mattson – 4,218; and Mr. Smisek – 4,218.

(2) The aggregate number of outstanding stock options as of December 31, 2009 for each director are as follows: Mr. Armstrong – 47,000; Mr. Beauchamp – 42,000; Mr. Guill – 47,000; Mr. Harrison – 62,000; Mr. Jarvis – 87,000; Mr. Mattson – 73,760; and Mr. Smisek – 38,342.

Board Compensation

Members of the Company's Board of Directors who are not full-time employees of the Company receive the following cash compensation:

- For service on the Board of Directors – an annual retainer of $55,000, paid quarterly;
- For service as chairman of the audit committee of the Board of Directors – an annual retainer of $30,000, paid quarterly;

- For service as chairman of the compensation committee of the Board of Directors – an annual retainer of $15,000, paid quarterly;

- For service as chairman of the nominating/corporate governance committee of the Board of Directors – an annual retainer of $10,000, paid quarterly;

- For service as a member of the audit committee of the Board of Directors – an annual retainer of $10,000, paid quarterly;

- For service as a member of the compensation committee of the Board of Directors – an annual retainer of $7,500, paid quarterly;

- For service as a member of the nominating/corporate governance committee of the Board of Directors – an annual retainer of $5,000, paid quarterly; and

- $1,500 for each Board meeting and each committee meeting attended.

The Lead Director receives an annual retainer of $15,000, paid quarterly.

Directors of the Board who are also employees of the Company do not receive any compensation for their service as directors.

Members of the Board are also eligible to receive stock options and awards, including restricted stock, performance awards, phantom shares, stock payments, or SARs under the National Oilwell Varco Long-Term Incentive Plan.

The Board approved the grant of 4,000 options and 2,756 shares of restricted stock awards on May 13, 2009 to each non-employee director under the National Oilwell Varco Long-Term Incentive Plan. The exercise price of the options is $33.57 per share, which was the fair market value of one share of the Company's common stock on the date of grant. The options have a term of ten years from the date of grant and vest in three equal annual installments beginning on the first anniversary of the date of the grant. The restricted stock award shares vest in three equal annual installments beginning on the first anniversary of the date of the grant.

Stock Ownership Guidelines

The Board has adopted a policy whereby each member of the Board should have beneficial ownership of a minimum of 5,000 shares of the Company's common stock. Beneficial ownership is defined as set forth in the rules of the Securities and Exchange Commission, and thus would include any shares as to which the director has the right to acquire within 60 days of a relevant measuring date. Each member of the Board is in compliance with this policy.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

The rules of the SEC require that the Company disclose late filings of reports of stock ownership (and changes in stock ownership) by its directors, executive officers, and beneficial owners of more than ten percent of the Company's stock. The Company has undertaken responsibility for preparing and filing the stock ownership forms required under Section 16(a) of the Securities and Exchange Act of 1934, as amended, on behalf of its officers and directors. Based upon a review of forms filed and information provided by the Company's officers and directors, we believe that all Section 16(a) reporting requirements were met during 2009.

STOCKHOLDER PROPOSALS FOR THE 2011 ANNUAL MEETING

If you wish to submit proposals to be included in our 2011 Proxy Statement, we must receive them on or before December 2, 2010. Please address your proposals to: **Dwight W. Rettig, Senior Vice President, General Counsel and Secretary, National Oilwell Varco, Inc., 7909 Parkwood Circle Drive, Houston, Texas 77036**.

If you wish to submit proposals at the meeting that are not eligible for inclusion in the Proxy Statement, you must give written notice no later than February 12, 2011 to: **Dwight W. Rettig, Senior Vice President, General Counsel and Secretary, National Oilwell Varco, Inc., 7909 Parkwood Circle Drive, Houston, Texas 77036**. If you do not comply with this notice provision, the proxy holders will be allowed to use their discretionary voting authority on the proposal when it is raised at the meeting. In addition, proposals must also comply with National Oilwell Varco's bylaws and the rules and regulations of the SEC.

ANNUAL REPORT AND OTHER MATTERS

At the date this Proxy Statement went to press, we did not know of any other matters to be acted upon at the meeting other than the election of directors and ratification of the appointment of independent auditors, as discussed in this Proxy Statement. If any other matter is presented, proxy holders will vote on the matter in accordance with their best judgment.

National Oilwell Varco's 2009 Annual Report on Form 10-K filed on February 26, 2010 is included in this mailing, but is not considered part of the proxy solicitation materials.

By order of the Board of Directors,

/s/ Dwight W. Rettig

Dwight W. Rettig
Senior Vice President, General Counsel
and Secretary

Houston, Texas
April 1, 2010

Appendix A

Annual Report to Stockholders

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark one)
☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE YEAR ENDED DECEMBER 31, 2009**

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 1-12317

NATIONAL OILWELL VARCO, INC.

(Exact name of registrant as specified in its charter)

Delaware	**76-0475815**
(State or other jurisdiction of incorporation or organization)	*(IRS Employer Identification No.)*

7909 Parkwood Circle Drive, Houston, Texas 77036-6565
(Address of principal executive offices)

(713) 346-7500
(Registrant's telephone number, including area code)
Securities registered pursuant to Section 12(b) of the Act:

Common Stock, par value $.01	**New York Stock Exchange**
(Title of Class)	*(Exchange on which registered)*

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15 (d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of voting and non-voting common stock held by non-affiliates of the registrant as of June 30, 2009 was $13.7 billion. As of February 16, 2010, there were 418,452,756 shares of the Company's common stock ($0.01 par value) outstanding.

Documents Incorporated by Reference

Portions of the Proxy Statement in connection with the 2010 Annual Meeting of Stockholders are incorporated in Part III of this report.

FORM 10-K

PART I

ITEM 1. BUSINESS

General

National Oilwell Varco, Inc. ("NOV" or the "Company"), a Delaware corporation incorporated in 1995, is a leading worldwide provider of equipment and components used in oil and gas drilling and production operations, oilfield services, and supply chain integration services to the upstream oil and gas industry. The Company conducts operations in over 825 locations across six continents.

On April 21, 2008 we acquired 100% of the outstanding shares of Grant Prideco, Inc. ("Grant Prideco") for a total purchase price of $7.2 billion of cash and NOV common stock. We have included the financial results of Grant Prideco in our Consolidated Financial Statements beginning on April 21, 2008, the date Grant Prideco common shares were exchanged for National Oilwell Varco common shares and cash. The Grant Prideco operations are included in the Petroleum Services & Supplies segment.

The Company's principal executive offices are located at 7909 Parkwood Circle Drive, Houston, Texas 77036, its telephone number is (713) 346-7500, and its Internet website address is http://www.nov.com. The Company's annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and all amendments thereto, are available free of charge on its Internet website. These reports are posted on its website as soon as reasonably practicable after such reports are electronically filed with the Securities and Exchange Commission ("SEC"). The Company's Code of Ethics is also posted on its website.

The Company has a long tradition of pioneering innovations which improve the cost-effectiveness, efficiency, safety and environmental impact of oil and gas operations. The Company's common stock is traded on the New York Stock Exchange under the symbol "NOV". The Company operates through three business segments: Rig Technology, Petroleum Services & Supplies, and Distribution Services.

Rig Technology

Our Rig Technology segment designs, manufactures, sells and services complete systems for the drilling, completion, and servicing of oil and gas wells. The segment offers a comprehensive line of highly-engineered equipment that automates complex well construction and management operations, such as offshore and onshore drilling rigs; derricks; pipe lifting, racking, rotating and assembly systems; rig instrumentation systems; coiled tubing equipment and pressure pumping units; well workover rigs; wireline winches; wireline trucks; and cranes. Demand for Rig Technology products is primarily dependent on capital spending plans by drilling contractors, oilfield service companies, and oil and gas companies; and secondarily on the overall level of oilfield drilling activity, which drives demand for spare parts for the segment's large installed base of equipment. We have made strategic acquisitions and other investments during the past several years in an effort to expand our product offering and our global manufacturing capabilities, including adding additional operations in the United States, Canada, Norway, the United Kingdom, China, Belarus, India, Turkey, the Netherlands, Singapore, Brazil, and South Korea.

Petroleum Services & Supplies

Our Petroleum Services & Supplies segment provides a variety of consumable goods and services used to drill, complete, remediate and workover oil and gas wells and service pipelines, flowlines and other oilfield tubular goods. The segment manufactures, rents and sells a variety of products and equipment used to perform drilling operations, including drill pipe, wired drill pipe, transfer pumps, solids control systems, drilling motors, drilling fluids, drill bits, reamers and other downhole tools, and mud pump consumables. Demand for these services and supplies is determined principally by the level of oilfield drilling and workover activity by drilling contractors, major and independent oil and gas companies, and national oil companies. Oilfield tubular services include the provision of inspection and internal coating services and equipment for drill pipe, line pipe, tubing, casing and pipelines; and the design, manufacture and sale of coiled tubing pipe and advanced composite pipe for application in highly corrosive environments. The segment sells its tubular goods and services to oil and gas companies; drilling contractors; pipe distributors, processors and manufacturers; and pipeline operators. This segment has benefited from several strategic acquisitions and other investments completed during the past few years, including additional operations in the United States, Canada, the United Kingdom, China, Kazakhstan, Mexico, Russia, Argentina, India, Bolivia, the Netherlands, Singapore, Malaysia, Vietnam, Brazil, and the United Arab Emirates.

Distribution Services

Our Distribution Services segment provides maintenance, repair and operating supplies ("MRO") and spare parts to drill site and production locations worldwide. In addition to its comprehensive network of field locations supporting land drilling operations throughout North America, the segment supports major offshore drilling contractors through locations in Mexico, the Middle East, Europe, Southeast Asia and South America. Distribution Services employs advanced information technologies to provide complete procurement, inventory management and logistics services to its customers around the globe. Demand for the segment's services is determined primarily by the level of drilling, servicing, and oil and gas production activities.

The following table sets forth the contribution to our total revenues of our three operating segments (in millions):

	Years Ended December 31,		
	2009	2008	2007
Revenue:			
Rig Technology	$ 8,093	$ 7,528	$ 5,745
Petroleum Services & Supplies	3,745	4,651	3,061
Distribution Services	1,350	1,772	1,424
Eliminations	(476)	(520)	(441)
Total Revenue	$ 12,712	$ 13,431	$ 9,789

See Note 15 to the Consolidated Financial Statements included in this Annual Report on Form 10-K for financial information by segment and a geographical breakout of revenues and long-lived assets. We have included a glossary of oilfield terms at the end of Item 1. "Business" of this Annual Report.

Influence of Oil and Gas Activity Levels on the Company's Business

The oil and gas industry in which the Company participates has historically experienced significant volatility. Demand for the Company's services and products depends primarily upon the general level of activity in the oil and gas industry worldwide, including the number of drilling rigs in operation, the number of oil and gas wells being drilled, the depth and drilling conditions of these wells, the volume of production, the number of well completions and the level of well remediation activity. Oil and gas activity is in turn heavily influenced by, among other factors, oil and gas prices worldwide. High levels of drilling and well-remediation activity generally spurs demand for the Company's products and services used to drill and remediate oil and gas wells. Additionally, high levels of oil and gas activity increase cash flows available for drilling contractors, oilfield service companies, and manufacturers of oil country tubular goods to invest in capital equipment that the Company sells.

Beginning in early 2004, increasing oil and gas prices led to steadily rising levels of drilling activity throughout the world. Concerns about the long-term availability of oil and gas supply also began to build. Consequently, the worldwide rig count increased 11% in 2006, 2% in 2007, and 7% in 2008. As a result of higher cash flows realized by many drilling contractors and other oilfield service companies, as well as the long-term concerns about supply-demand imbalance and the need to replace aging equipment, market conditions for capital equipment purchases have improved significantly since 2006 and 2007, resulting in higher backlogs for the Company at the end of 2008 compared to the end of 2006 and 2007. However, as a result of the financial crisis and significantly lower commodity prices, the worldwide drilling rig count declined 31% in 2009 and customers were far less willing to commit to major capital equipment purchases in 2009. As a result, our order rates were substantially lower in 2009. Backlog for the Company was approximately $6.4 billion at December 31, 2009 compared to approximately $11.1 billion and $9.0 billion for December 31, 2008 and 2007, respectively.

In 2008 and 2009, most of the Company's Rig Technology revenue resulted from major capital expenditures of drilling contractors, well servicing companies, and oil companies on rig construction and refurbishment, and well servicing equipment. These capital expenditures are influenced by the amount of cash flow that contractors and service companies generate from drilling, completion, and remediation activity; as well as by the availability of financing, the outlook for future drilling and well servicing activity, and other factors. Generally, the Company believes the demand for capital equipment lags increases in the level of drilling activity. Most of the remainder of the Rig Technology segment's revenue are related to the sale of spare parts and consumables, the provision of equipment-repair services, and the rental of equipment, which the Company believes are generally determined directly by the level of drilling and well servicing activity.

The majority of the Company's Petroleum Services & Supplies revenue is closely tied to drilling activity, although a portion is related to the sale of capital equipment to drilling contractors, which may somewhat lag the level of drilling activity. Portions of the segment's revenue that are not tied to drilling activity include (i) the sale of progressive cavity pumps and solids control equipment for use in industrial applications, and (ii) the sale of fiberglass and composite tubing to industrial customers, which is generally unrelated to drilling or well remediation activity but may be tied somewhat to oil and gas prices.

The Company's revenue from Distribution Services is almost entirely driven by drilling activity and oil and gas production activities. Drilling and well servicing activity can fluctuate significantly in a short period of time.

The willingness of oil and gas operators to make capital investments to explore for and produce oil and natural gas will continue to be influenced by numerous factors over which the Company has no control, including: the ability of the members of the Organization of

Petroleum Exporting Countries ("OPEC") to maintain oil price stability through voluntary production limits of oil; the level of oil production by non-OPEC countries; supply and demand for oil and natural gas; general economic and political conditions; costs of exploration and production; the availability of new leases and concessions; access to external financing; and governmental regulations regarding, among other things, environmental protection, climate change, taxation, price controls and product allocations. The willingness of drilling contractors and well servicing companies to make capital expenditures for the type of specialized equipment the Company provides is also influenced by numerous factors over which the Company has no control, including: the general level of oil and gas well drilling and servicing; rig dayrates; access to external financing; outlook for future increases in well drilling and well remediation activity; steel prices and fabrication costs; and government regulations regarding, among other things, environmental protection, taxation, and price controls.

See additional discussion on current worldwide economic environment and related oil and gas activity levels in Item 1A. Risk Factors and Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Overview of Oil and Gas Well Drilling and Servicing Processes

Oil and gas wells are usually drilled by drilling contractors using a drilling rig. A bit is attached to the end of a drill stem, which is assembled by the drilling rig and its crew from 30-foot joints of drill pipe and specialized drilling components known as downhole tools. Using the conventional rotary drilling method, the drill stem is turned from the rotary table of the drilling rig by torque applied to the kelly, which is screwed into the top of the drill stem. Increasingly, drilling is performed using a drilling motor, which is attached to the bottom of the drill stem and provides rotational force directly to the bit, rather than such force being supplied by the rotary table. The use of a drilling motor permits the drilling contractor to drill directionally, including horizontally. The Company sells and rents drilling motors, drill bits, downhole tools and drill pipe through its Petroleum Services & Supplies segment.

During drilling, heavy drilling fluids or "drilling muds" are pumped down the drill stem and forced out through jets in the bit. The drilling mud returns to the surface through the space between the borehole wall and the drill stem, carrying with it the drill cuttings drilled out by the bit. The drill cuttings are removed from the mud by a solids control system (which can include shakers, centrifuges and other specialized equipment) and disposed of in an environmentally sound manner. The solids control system permits the mud, which is often comprised of expensive chemicals, to be continuously reused and re-circulated back into the hole.

Through its Rig Technology segment, the Company sells the large "mud pumps" that are used to pump drilling mud through the drill stem. Through its Petroleum Services & Supplies business, the Company sells transfer pumps and mud pump consumables; sells and rents solids control equipment; and provides solids control, waste management and drilling fluids services. Many operators internally coat the drill stem to improve its hydraulic efficiency and protect it from corrosive fluids sometimes encountered during drilling, and inspect and assess the integrity of the drill pipe from time to time. The Company provides drill pipe inspection and coating services, and applies "hardbanding" material to drill pipe to improve its wear characteristics. These services are provided through the Company's Petroleum Services & Supplies segment. Additionally, the Company's Petroleum Services & Supplies segment manufactures and sells drill pipe.

As the hole depth increases, the kelly must be removed frequently so that additional 30-foot joints of drill pipe can be added to the drill stem. When the bit becomes dull or the equipment at the bottom of the drill stem — including the drilling motors — otherwise requires servicing, the entire drill stem is pulled out of the hole and disassembled by disconnecting the joints of drill pipe. These are set aside or "racked," the old bit is replaced or service is performed, and the drill stem is reassembled and lowered back into the hole (a process called "tripping"). During drilling and tripping operations, joints of drill pipe must be screwed together and tightened ("made up"), and loosened and unscrewed ("spun out"). The Company's Rig Technology business provides drilling equipment to manipulate and maneuver the drill pipe in this manner. When the hole has reached certain depths, all of the drill pipe is pulled out of the hole and larger diameter pipe known as casing is lowered into the hole and permanently cemented in place in order to protect against collapse and contamination of the hole. The casing is typically inspected before it is lowered into the hole, a service the Company's Petroleum Services & Supplies business provides. The Company's Rig Technology segment manufactures pressure pumping equipment that is used to cement the casing in place.

The raising and lowering of the drill stem while drilling or tripping, and the lowering of casing into the wellbore, is accomplished with the rig's hoisting system. A conventional hoisting system is a block and tackle mechanism that works within the drilling rig's derrick. The lifting of this mechanism is performed via a series of pulleys that are attached to the drawworks at the base of the derrick. The Company's Rig Technology segment sells and installs drawworks and pipe hoisting systems. During the course of normal drilling operations, the drill stem passes through different geological formations, which exhibit varying pressure characteristics. If this pressure is not contained, oil, gas and/or water would flow out of these formations to the surface.

The two means of containing these pressures are (i) primarily the circulation of drilling muds while drilling and (ii) secondarily the use of blowout preventers should the mud prove inadequate and in an emergency situation. The Company's Rig Technology group sells and services blowout preventers ("BOPs"). Drilling muds are carefully designed to exhibit certain qualities that optimize the drilling process. In addition to containing formation pressure, they must (i) provide power to the drilling motor, (ii) carry drilled solids to the surface, (iii) protect the drilled formations from being damaged, and (iv) cool the drill bit. Achieving these objectives often requires a formulation specific to a given well and can involve the use of expensive chemicals as well as natural materials such as certain types of clay. The fluid itself is often oil or more expensive synthetic mud. Given this expense, it is highly desirable to reuse as much of the drilling mud as possible. Solids control equipment such as shale shakers, centrifuges, cuttings dryers, and mud cleaners help accomplish this objective. The Company's Petroleum Services & Supplies group rents, sells, operates and services this equipment. Drilling muds are formulated based on expected drilling conditions. However, as the hole is drilled, the drill stem may encounter a high pressure zone where the mud density is inadequate to maintain sufficient pressure. Should efforts to "weight up" the mud in order to contain such a pressure kick fail, a blowout could result, whereby reservoir fluids would flow uncontrolled into the well. To prevent blowouts to the surface of the well, a series of high-pressure valves known as blowout preventers are positioned at the top of the well and, when activated, form tight seals that prevent the escape of fluids. When closed, conventional BOPs prevent normal rig operations. Therefore, the BOPs are activated only if drilling mud and normal well control procedures cannot safely contain the pressure. BOPs have been designed to contain pressures of up to 20,000 psi.

The operations of the rig and the condition of the drilling mud are closely monitored by various sensors, which measure operating parameters such as the weight on the rig's hook, the incidence of pressure kicks, the operation of the drilling mud pumps, etc. Through its Rig Technology segment, the Company sells and rents drilling rig instrumentation packages that perform these monitoring functions.

During the drilling and completion of a well, there exists an ongoing need for various consumables and spare parts. While most of these items are small, in the aggregate they represent an important element of the process. Since it is impractical for each drilling location to have a full supply of these items, drilling contractors and well service companies tend to rely on third parties to stock and deliver these items. The Company provides this capability through its Distribution Services segment, which stocks and sells spares and consumables made by third parties, as well as spares and consumables made by the Company.

After the well has reached its total depth and the final section of casing has been set, the drilling rig is moved off of the well and the well is prepared to begin producing oil or gas in a process known as "well completion." Well completion usually involves installing production tubing concentrically in the casing. Due to the corrosive nature of many produced fluids, production tubing is often inspected and coated, services offered by the Company's Petroleum Services & Supplies business. Sometimes operators choose to use corrosion resistant composite materials (which the Company offers through its Petroleum Services & Supplies business), or corrosion-resistant alloys, or operators sometimes pump fluids into wells to inhibit corrosion.

From time to time, a producing well may undergo workover procedures to extend its life and increase its production rate. Workover rigs are used to disassemble the wellhead, tubing and other completion components of an existing well in order to stimulate or remediate the well. Workover rigs are similar to drilling rigs in their capabilities to handle tubing, but are usually smaller and somewhat less sophisticated. The Company offers a comprehensive range of workover rigs through its Rig Technology segment. Tubing and sucker rods removed from a well during a well remediation operation are often inspected to determine their suitability to be reused in the well, which is a service the Company's Petroleum Services & Supplies business provides.

Frequently coiled tubing units or wireline units are used to accomplish certain well remediation operations or well completions. Coiled tubing is a recent advancement in petroleum technology consisting of a continuous length of reeled steel tubing which can be injected concentrically into the production tubing all the way to the bottom of most wells. It permits many operations to be performed without disassembling the production tubing, and without curtailing the production of the well. Wireline winch units are devices that utilize single-strand or multi-strand wires to perform well remediation operations, such as lowering tools and transmitting data to the surface. Through the Rig Technology segment, the Company sells and rents various types of coiled tubing equipment, and wireline equipment and tools. The Company also manufactures and sells coiled tubing pipe through its Petroleum Services & Supplies segment.

Rig Technology

The Company has a long tradition of pioneering innovations in drilling and well servicing equipment which improve the efficiency, safety, and cost of drilling and well servicing operations. The Rig Technology segment designs, manufactures and sells a wide variety of top drives, automated pipe handling systems, motion compensation systems, rig controls, BOPs, handling tools, drawworks, risers, rotary tables, mud pumps, cranes, drilling motors and other drilling equipment for both the onshore and offshore markets. The Rig Technology segment also manufactures entire rig packages, both drilling and workover, in addition to well servicing equipment such as coiled tubing units, pressure pumping equipment, and wireline winches. The Rig Technology group sells directly to drilling contractors, shipyards and other rig fabricators, well servicing companies, national oil companies, major and independent oil and gas companies, supply stores, and pipe-running service providers. The Rig Technology segment rents and sells proprietary drilling rig instrumentation packages and control systems which monitor various processes throughout the drilling operation, under the name MD ® /Totco ® ("Instrumentation"). Demand for its products, several of which are described below, is strongly dependent upon capital spending plans by oil and gas companies and drilling contractors, and the level of oil and gas well drilling activity.

Land Rig Packages. NOV designs, manufactures, assembles, upgrades, and supplies equipment sets to a variety of land drilling rigs, including those specifically designed to operate in harsh environments such as the Arctic Circle and the desert. Our key land rig product names include the *Drake Rig, Ideal Rig*™ and *Rapid Rig* ®. NOV's recent rig packages are designed to be safer and fast moving, to utilize AC technology, and to reduce manpower required to operate a rig.

Top Drives. The Top Drive Drilling System ("TDS"), originally introduced by NOV in 1982, significantly alters the traditional drilling process. The TDS rotates the drill stem from its top, rather than by the rotary table, with a large electric motor affixed to rails installed in the derrick that traverses the length of the derrick to the rig floor. Therefore, the TDS eliminates the use of the conventional rotary table for drilling. Components of the TDS also are used to connect additional joints of drill pipe to the drill stem during drilling operations, enabling drilling with three joints of drill pipe compared to traditionally drilling with one joint of drill pipe. Additionally, the TDS facilitates horizontal and extended reach drilling.

Drilling Motors. NOV has helped lead the application of AC motor technology in the oilfield industry. We are now transitioning from buying motors from third parties to building them in our own facilities and further developing motor technology, including the introduction of permanent magnet motor technology to the industry. These permanent magnet motors are being used in top drives, cranes, mud pumps, winches, and drawworks.

Rotary Equipment. The alternative to using a TDS to rotate the drill stem is to use a rotary table, which rotates the pipe at the floor of the rig. The Rig Technology group produces rotary tables as well as kelly bushings and master bushings for most sizes of kellys and makes of rotary tables. In 1998, NOV introduced the Rotary Support Table for use on rigs with a TDS. The Rotary Support Table is used in concert with the TDS to completely eliminate the need for the larger conventional rotary table.

Pipe Handling Systems. Pipe racking systems are used to handle drill pipe, casing and tubing on a drilling rig. Vertical pipe racking systems move drill pipe and casing between the well and a storage ("racking") area on the rig floor. Horizontal racking systems are used to handle tubulars while stored horizontally (for example, on the pipe deck of an offshore rig) and transport tubulars up to the rig floor and into a vertical position for use in the drilling process.

Vertical pipe racking systems are used predominantly on offshore rigs and are found on almost all floating rigs. Mechanical vertical pipe racking systems greatly reduce the manual effort involved in pipe handling. Pipe racking systems, introduced by NOV in 1985, provide a fully automated mechanism for handling and racking drill pipe during drilling and tripping operations, spinning and torquing drill pipe, and automatic hoisting and racking of disconnected joints of drill pipe. These functions can be integrated via computer controlled sequencing, and operated by a driller in an environmentally secure cabin. An important element of this system is the Iron Roughneck, which was originally introduced by NOV in 1976 and is an automated device that makes pipe connections on the rig floor and requires less direct involvement of rig floor personnel in potentially dangerous operations. The Automated Roughneck is an automated microprocessor-controlled version of the Iron Roughneck.

Horizontal pipe transfer systems were introduced by NOV in 1993. They include the Pipe Deck Machine ("PDM"), which is used to manipulate and move tubulars while stored in a horizontal position; the Pipe Transfer Conveyor ("PTC"), which transports sections of pipe to the rig floor; and a Pickup Laydown System ("PLS"), which raises the pipe to a vertical position for transfer to a vertical racking system. These components may be employed separately, or incorporated together to form a complete horizontal racking system, known as the Pipe Transfer System ("PTS").

Pipe Handling Tools. The Company's pipe handling tools are designed to enhance the safety, efficiency and reliability of pipe handling operations. Many of these tools have provided innovative methods of performing the designated task through mechanization of functions previously performed manually. The Rig Technology group manufactures various tools used to grip, tochold, raise, and lower pipe, and in the making up and breaking out of drill pipe, workstrings, casing and production tubulars including spinning wrenches, manual tongs, torque wrenches and kelly spinners.

Mud Pumps. Mud pumps are high pressure pumps located on the rig that force drilling mud down the drill pipe, through the drill bit, and up the space between the drill pipe and the drilled formation (the "annulus") back to the surface. These pumps, which generate pressures of up to 7,500 psi, must therefore be capable of displacing drilling fluids several thousand feet down and back up the well bore. The conventional mud pump design, known as the triplex pump, uses three reciprocating pistons oriented horizontally. Recently, NOV has introduced the HEX Pump, which uses six pumping cylinders, versus the three used in the triplex pump. Along with other design features, the greater number of cylinders reduces pulsations (or surges) and increases the output available from a given footprint. Reduced pulsation is desirable where downhole measurement equipment is being used during the drilling process, as is often the case in directional drilling.

Hoisting Systems. Hoisting systems are used to raise or lower the drill stem while drilling or tripping, and to lower casing into the wellbore. The drawworks is the heart of the hoisting system. It is a large winch that spools off or takes in the drilling line, which is in turn connected to the drill stem at the top of the derrick. The drawworks also plays an important role in keeping the weight on the drill bit at a desired level. This task is particularly challenging on offshore drilling rigs, which are subject to wave motion. To address this, NOV has introduced the Active Heave Drilling ("AHD") Drawworks. The AHD Drawworks uses computer-controlled motors to compensate for the motion experienced in offshore drilling operations.

Cranes. NOV provides a comprehensive range of crane solutions, with purpose-built products for all segments of the oil and gas industry as well as many other markets. The Company encompasses a broad collection of brand names with international recognition, and includes a large staff of engineers specializing in the design of cranes and related equipment. The product range extends from small cargo-handling cranes to the world's largest marine cranes. In all, the Company provides over twenty crane product lines that include standard model configurations as well as custom-engineered and specialty cranes.

Motion Compensation Systems. Traditionally, motion compensation equipment is located on top of the drilling rig and serves to stabilize the bit on the bottom of the hole, increasing drilling effectiveness of floating offshore rigs by compensating for wave and wind action. The AHD Drawworks, discussed above, was introduced to eliminate weight and improve safety, removing the compensator from the top of the rig and integrating it into the drawworks system. In addition to the AHD Drawworks, NOV has introduced an Active Heave Compensation ("AHC") System that goes beyond the capabilities of the AHD Drawworks to handle the most severe weather. Additionally, NOV tensioning systems provide continuous axial tension to the marine riser pipe (larger diameter pipe which connects floating drilling rigs to the well on the ocean floor) and guide lines on floating drilling rigs, tension leg platforms and jack-up drilling rigs.

Blowout Preventers. BOPs are devices used to seal the space ("annulus") between the drill pipe and the borehole to prevent blowouts (uncontrolled flows of formation fluids and gases to the surface). The Rig Technology group manufactures a wide array of BOPs used in various situations. Ram and annular BOPs are back-up devices that are activated only if other techniques for controlling pressure in the wellbore are inadequate. When closed, these devices prevent normal rig operations. Ram BOPs seal the wellbore by hydraulically closing rams (thick heavy blocks of steel) against each other across the wellbore. Specially designed packers seal around specific sizes of pipe in the wellbore, shear pipe in the wellbore or close off an open hole. Annular BOPs seal the wellbore by hydraulically closing a rubber packing unit around the drill pipe or kelly or by sealing against itself if nothing is in the hole. NOV's Pressure Control While Drilling ("PCWD") ® BOP, introduced in 1995, allows operators to drill at pressures up to 2,000 psi without interrupting normal operations, and can act as a normal spherical BOP at pressures up to 5,000 psi.

In 1998, NOV introduced the NXT® ram type BOP which eliminates door bolts, providing significant weight, rig-time, and space savings. Its unique features make subsea operation more efficient through faster ram configuration changes without tripping the BOP stack. In 2004, NOV introduced the LXT, which features many of the design elements of the NXT, but is targeted at the land market. In 2005, the Company began commercializing technology related to a continuous circulation device. This device enables drilling contractors to make and break drill pipe connections without stopping the circulation of drilling fluids, which helps increase drilling efficiency.

Derricks and Substructures. Drilling activities are carried out from a drilling rig. A drilling rig consists of one or two derricks; the substructure that supports the derrick(s); and the rig package, which consists of the various pieces of equipment discussed above. The Rig Technology segment designs, fabricates and services derricks used in both onshore and offshore applications, and substructures used in onshore applications. The Rig Technology group also works with shipyards in the fabrication of substructures for offshore drilling rigs.

Instrumentation. The Company's Instrumentation business provides drilling rig operators real time measurement and monitoring of critical parameters required to improve rig safety and efficiency. In 1999, the Company introduced its RigSense ® Wellsite

Information System, which combines leading hardware and software technologies into an integrated drilling rig package. Access of drilling data is provided to offsite locations, enabling company personnel to monitor drilling operations from an office environment, through a secure link. Systems are both sold and rented, and are comprised of hazardous area sensors placed throughout the rig to measure critical drilling parameters; all networked back to a central command station for review, recording and interpretation. The Company offers unique business integration services to directly integrate information into business applications that improves accuracy and assists drilling contractors in managing their drilling business. Reports on drilling activities and processes are now provided from the rig site as a part of the DrillSuite business solution to allow contractors to streamline administration by eliminating manual entry of data, promotes accurate payroll processing and invoicing, and includes asset tracking and preventive maintenance management through its RigMS solution. The real time information provided also allows the Company to advance the drilling process using advanced drilling algorithms and electronic controls such as our Wildcat Auto Drilling System for better execution of the well plan, enhanced rates of penetration, reduced program costs, and improved wellbore quality. Complementing the Company's surface solutions is a portfolio of Down-Hole Instrumentation ("DHI") products for both straight-hole and directional markets. Key advancements in this area include the introduction of the Company's time saving ETotco™ Electronic Drift Recorder, which serves as an electronic equivalent to the traditional mechanical drift tool that the Company has offered since 1929.

Coiled Tubing Equipment. Coiled tubing consists of flexible steel tubing manufactured in a continuous string and spooled on a reel. It can extend several thousand feet in length and is run in and out of the wellbore at a high rate of speed by a hydraulically operated coiled tubing unit. A coiled tubing unit is typically mounted on a truck, semi-trailer or skid (steel frames on which portable tocequipment is mounted to facilitate handling with cranes for offshore use) and consists of a hydraulically operated tubing reel or drum, an injector head which pushes or pulls the tubing in or out of the wellbore, and various power and control systems. Coiled tubing is typically used with sophisticated pressure control equipment which permits the operator to perform workover operations on a live well. The Rig Technology group manufactures and sells both coiled tubing units and the ancillary pressure control equipment used in these operations. Through its acquisition of Rolligon in late 2006, the Company enhanced its portfolio by adding additional pressure pumping and coiled tubing equipment products.

Currently, most coiled tubing units are used in well remediation and completion applications. The Company believes that advances in the manufacturing process of coiled tubing, tubing fatigue protection and the capability to manufacture larger diameter and increased wall thickness coiled tubing strings have resulted in increased uses and applications for coiled tubing products. For example, some well operators are now using coiled tubing in drilling applications such as slim hole re-entries of existing wells. NOV engineered and manufactured the first coiled tubing units built specifically for coiled tubing drilling in 1996.

Generally, the Rig Technology group supplies customers with the equipment and components necessary to use coiled tubing, which the customers typically purchase separately. The group's coiled tubing product line consists of coiled tubing units, coiled tubing pressure control equipment, pressure pumping equipment, snubbing units (which are units that force tubulars into a well when pressure is contained within the wellbore), nitrogen pumping equipment and cementing, stimulation, fracturing and blending equipment.

Wireline Equipment. NOV's wireline products include wireline drum units, which consist of a spool or drum of wireline cable, mounted in a mobile vehicle or skid, which works in conjunction with a source of power (an engine mounted in the vehicle or within a separate "power pack" skid). The wireline drum unit is used to spool wireline cable into or out of a well, in order to perform surveys inside the well, sample fluids from the bottom of the well, retrieve or replace components from inside the well, or to perform other well remediation or survey operations. The wireline used may be "slick line", which is conventional single-strand steel cable used to convey tools in or out of the well, or "electric line", which contains an imbedded single-conductor or multi-conductor electrical line which permits communication between the surface and electronic instruments attached to the end of the wireline at the bottom of the well.

Wireline units are usually used in conjunction with a variety of other pressure control equipment which permit safe access into wells while they are flowing and under pressure at the surface. The Company engineers and manufactures a broad range of pressure control equipment for wireline operations, including wireline blowout preventers, strippers, packers, lubricators and grease injection units. Additionally, the Company makes wireline rigging equipment such as mast trucks.

Facilities. The Company conducts Rig Technology manufacturing operations at major facilities in Houston, Galena Park, Sugar Land, Conroe, Cedar Park, Anderson, Fort Worth and Pampa, Texas; Duncan, Oklahoma; Orange, California; Edmonton, Canada; Aberdeen, Scotland; Kristiansand, and Stavanger, Norway; Etten-Leur and Groot-Ammers, the Netherlands; Carquefou, France; Singapore; Lanzhou and Shanghai, China; Jebel Ali, Dubai; and Ulsan, South Korea. For a more detailed listing of significant facilities see Item 2. "Properties". The Rig Technology group maintains sales and service offices in most major oilfield markets, either directly or through agents.

Customers and Competition. The Rig Technology segment sells directly to drilling contractors, other rig fabricators, well servicing companies, pressure pumping companies, national oil companies, major and independent oil and gas companies, supply stores, and pipe-running service providers. Demand for its products is strongly dependent upon capital spending plans by oil and gas companies and drilling contractors, and the level of oil and gas well drilling activity.

The products of the Rig Technology group are sold in highly competitive markets and its sales and earnings can be affected by competitive actions such as price changes, new product development, or improved availability and delivery. The group's primary competitors are Access Oil Tools; Aker Solutions AS; American Block; Bomco; Canrig (a division of Nabors Industries); Cavins Oil Tools; Cameron; DenCon Oil Tools; Forum Oilfield Technologies; General Electric; Hitec Drilling Products; Hong Hua; Huisman; IDM; LTI (a division of Rowan Companies); M&I Electric; Tesco Corporation; Wirth M&B GmbH; Stewart & Stevenson, Inc.; Crown Energy Technologies; Huntings, Ltd.; Vanoil; Parveen Industries; and Weatherford International, Inc. Management believes that the principal competitive factors affecting its Rig Technology business are performance, quality, reputation, customer service, availability of products, spare parts, and consumables, breadth of product line and price.

Petroleum Services & Supplies

The Company provides a broad range of support equipment, spare parts, consumables and services through the Petroleum Services & Supplies segment. The Petroleum Services & Supplies group sells directly and provides a variety of tubular services, composite tubing, and coiled tubing to oil and gas producers, national oil companies, drilling contractors, well servicing companies, and tubular processors, manufacturers and distributors. These include inspection and reclamation services for drill pipe, casing, production tubing, sucker rods and line pipe at drilling and workover rig locations, at yards owned by its customers, at steel mills and processing facilities that manufacture tubular goods, and at facilities which it owns. The group also provides internal coating of tubular goods at several coating plants worldwide and through licensees in certain locations. Additionally, the Company designs, manufactures and sells high pressure fiberglass and composite tubulars for use in corrosive applications and coiled tubing for use in well servicing applications and connections for large diameter conductor pipe.

The Company's customers rely on tubular inspection services to avoid failure of tubing, casing, flowlines, pipelines and drill pipe. Such tubular failures are expensive and in some cases catastrophic. The Company's customers rely on internal coatings of tubular goods to prolong the useful lives of tubulars and to increase the volumetric throughput of in-service tubular goods. The Company's customers sometimes use fiberglass or composite tubulars in lieu of conventional steel tubulars, due to the corrosion-resistant properties of fiberglass and other composite materials. Tubular inspection and coating services are used most frequently in operations in high-temperature, deep, corrosive oil and gas environments. In selecting a provider of tubular inspection and tubular coating services, oil and gas operators consider such factors as reputation, experience, technology of products offered, reliability and price.

The Company's Petroleum Services & Supplies group also provides products and services that are used in the course of drilling oil and gas wells. The Downhole Tools business sells and rents bits, drilling motors and specialized downhole tools that are incorporated into the drill stem during drilling operations ("Downhole Tools"), and are also used during fishing, well intervention, re-entry, and well completion operations. The Wellsite Services business provides products and services such as drilling fluids, highly-engineered solids control equipment, waste handling and treatment, completion fluids, power generation equipment, and other ancillary well site equipment and services. Wellsite Services is also engaged in Barium Sulfate ("barite") mining operations in the State of Nevada. Barite is an inert powder material used as the primary weighting agent in drilling fluids. Additionally, efficient separation of drill cuttings enables the re-use of often costly drilling fluids. The Pumps & Expendables business provides centrifugal, reciprocating, and progressing cavity pumps and pump expendables ("Pumps & Expendables") into the global oil and gas and industrial markets.

Solids Control and Waste Management. The Company is engaged in the provision of highly-engineered equipment, products and services which separate and manage drill cuttings produced by the drilling process ("Solids Control"). Drill cuttings are usually contaminated with petroleum or drilling fluids, and must be disposed of in an environmentally sound manner.

Fluids Services. The Company acquired the Spirit group of companies in May 2009 ("Spirit") and Ambar in January 2010. Both are engaged in the provision of drilling fluids, completion fluids and other related services. This division is also engaged in barite mining operations. Drilling fluids are designed and used to maintain well bore stability while drilling, control downhole pressure, drill bit lubrication, and as a drill cuttings displacement medium. Completion fluids are used to clean the well bore and stimulate production.

Portable Power. The acquisition of Welch Sales and Service, Inc. in 2008 placed Wellsite Services in the power generation and temperature control business. The Portable Power division provides rental equipment for use in the upstream oil and gas industry, refinery and petrochemical, construction, events, disaster relief and other industries.

Tubular Coating. The Company develops, manufactures and applies its proprietary tubular coatings, known as Tube-Kote® coatings, to new and used tubulars. Tubular coatings help prevent corrosion of tubulars by providing a tough plastic shield to isolate steel from corrosive oilfield fluids such as CO_2 , H_2S and brine. Delaying or preventing corrosion extends the life of existing tubulars, reduces the frequency of well remediation and reduces expensive interruptions in production. In addition, coatings are designed to increase the fluid flow rate through tubulars by decreasing or eliminating paraffin and scale build-up, which can reduce or block oil flow in producing wells. The smooth inner surfaces of coated tubulars often increase the fluid through-put on certain high-rate oil and gas wells by reducing friction and turbulence. The Company's reputation for supplying quality internal coatings is an important factor in its business, since the failure of coatings can lead to expensive production delays and premature tubular failure. In 2005, NOV created a 60%-owned joint venture in China with the Huabei Petroleum Administration Bureau, which coats Chinese produced drill pipe using NOV's proprietary coatings. In 2007, the joint venture opened a second coating plant in Jiangyin City, China.

In addition to our TK® coatings, we also have complementary corrosion control products and services including TK® Liners, TuboWrap™, and KC-IPC Connections. TK Liners are fiberglass-reinforced tubes which are inserted into steel line pipe. This safeguards the pipe against corrosion and extends the life of the pipeline. In conjunction with the Thru-Kote® connection system customers can weld a sleeve for a continuous fiberglass lined pipeline. Tubo-Wrap™ is a high performance external coating that protects the pipe during installation and from corrosion once the pipeline is in place. KC-IPC Connections use a modified American Petroleum Institute ("API") coupling to create a "gas-tight" seal that prevents corrosion and turbulence in the critical connections of tubulars while protecting the internal plastic coating at the highly loaded contact points.

Tubular Inspection. Newly manufactured pipe sometimes contains serious defects that are not detected at the mill. In addition, pipe can be damaged in transit and during handling prior to use at the well site. As a result, exploration and production companies often have new tubulars inspected before they are placed in service to reduce the risk of tubular failures during drilling, completion, or production of oil and gas wells. Used tubulars are inspected by the Company to detect service-induced flaws after the tubulars are removed from operation. Used drill pipe and used tubing inspection programs allow operators to replace defective lengths, thereby prolonging the life of the remaining pipe and saving the customer the cost of unnecessary tubular replacements and expenses related to tubular failures.

Tubular inspection services employ all major non-destructive inspection techniques, including electromagnetic, ultrasonic, magnetic flux leakage and gamma ray. These inspection services are provided both by mobile units which work at the wellhead as used tubing is removed from a well, and at fixed site tubular inspection locations. The group provides an ultrasonic inspection service for detecting potential fatigue cracks in the end area of used drill pipe, the portion of the pipe that traditionally has been the most difficult to inspect. Tubular inspection facilities also offer a wide range of related services, such as API thread inspection, ring and plug gauging, and a complete line of reclamation services necessary to return tubulars to useful service, including tubular cleaning and straightening, hydrostatic testing and re-threading.

In addition, the Company applies hardbanding material to drill pipe, to enhance its wear characteristics and reduce downhole casing wear as a result of the drilling process. In 2002, the Company introduced its proprietary line of hardbanding material, TCS — 8000 ä. The group also cleans, straightens, inspects and coats sucker rods at 11 facilities throughout the Western Hemisphere. Additionally, new sucker rods are inspected before they are placed into service, to avoid premature failure, which can cause the oil well operator to have to pull and replace the sucker rod.

Machining Services. In 2005, we acquired Turner Oilfield Services and expanded our product offering into thread repair, tool joint rebuilding and sub manufacturing. Since then we have made strategic acquisitions of Hendershot and Mid-South and have expanded our machining services internally to develop a "one-stop-shop" concept for our drill pipe customers. Thread repair services include rotary shouldered and premium connections. We are licensed to perform thread repair services for API and proprietary connections. Tool joint rebuilding is a unique process to restore worn drill pipe tool joints, drill collars and heavy weight drill pipe to the original specifications to extend the service life of those assets. We manufacture downhole tools and are API licensed for this process in several locations.

In November 2009, we acquired South Seas Inspection (S) Pte. Ltd., ("SSI") and certain assets of its Brazilian affiliate. SSI provides a wide array of oilfield services including rig and derrick construction, derrick inspection and maintenance, drops surveys and load testing at the rig through the use of rope access technicians. This acquisition adds multiple new services and allows us to grow this business by leveraging existing relationships and infrastructure. These operations are based out of Singapore with branch offices in Baku, Azerbaijan and Aktau, Kazkhstan as well as a representative office in Vietnam. The highly trained workforce is completely mobile and provides these services worldwide.

Mill Systems and Sales. The Company engineers and fabricates inspection equipment for steel mills, which it sells and rents. The equipment is used for quality control purposes to detect defects in the pipe during the high-speed manufacturing process. Each piece of mill inspection equipment is designed to customer specifications and is installed and serviced by the Company.

Drill Pipe Products. The Company manufactures and sells a variety of drill stem products used for the drilling of oil and gas wells. The principal products sold by this segment are: (i) drill pipe, (ii) drill collars and heavyweight drill pipe and (iii) drill stem accessories including tool joints. Drill pipe is the principal tool, other than the rig, required for the drilling of an oil or gas well. Its primary purpose is to connect the above-surface drilling rig to the drill bit. A drilling rig will typically have an inventory of 10,000 to 30,000 feet of drill pipe depending on the size and service requirements of the rig. Joints of drill pipe are connected to each other with a welded-on tool joint to form what is commonly referred to as the drill string or drill stem.

When a drilling rig is operating, motors mounted on the rig rotate the drill pipe and drill bit. In addition to connecting the drilling rig to the drill bit, drill pipe provides a mechanism to steer the drill bit and serves as a conduit for drilling fluids and cuttings. Drill pipe is a capital good that can be used for the drilling of multiple wells. Once a well is completed, the drill pipe may be used again and again to drill other wells until the drill pipe becomes damaged or wears out.

In recent years, the depth and complexity of the wells our customers drill, as well as the specifications and requirements of the drill pipe they purchase, have substantially increased. A majority of the drill pipe we sell is required to meet specifications exceeding minimum API standards. We offer a broad line of premium drilling products designed for the offshore, international and domestic drilling markets. Our premium drilling products include our proprietary lines of XT® and TurboTorqueTM connections and large diameter drill pipe that delivers hydraulic performance superior to standard sizes.

Drill collars are used in the drilling process to place weight on the drill bit for better control and penetration. Drill collars are located directly above the drill bit and are manufactured from a solid steel bar to provide necessary weight.

Heavyweight drill pipe is a thick-walled seamless tubular product that is less rigid than a drill collar. Heavyweight drill pipe provides a gradual transition between the heavier drill collar and the lighter drill pipe.

We also provide subs, pup joints (short and odd-sized tubular products) and other drill stem accessories. These products all perform special functions within the drill string as part of the drilling process.

NOV IntelliServ. NOV IntelliServ is a joint venture between the Company and Schlumberger, Ltd. in which the Company holds a 55% interest and maintains operational control. NOV IntelliServ provides wellbore data transmission services that enable high-speed communication up and down the drill string throughout drilling and completion operations that are undertaken during the construction of oil and gas wells. NOV IntelliServ's core product, "The IntelliServ® Broadband Network", was commercialized in February 2006 and incorporates various proprietary mechanical and electrical components into our premium drilling tubulars to enable data transmission rates that are currently up to 20,000 times faster than mud pulse, the current industry standard. The IntelliServ® Broadband Network also permits virtually unlimited real-time actuation of drilling tools and sensors at the bottom of the drill string, a process that conventionally requires the time consuming return of tools to the surface. NOV IntelliServ offers its products and services on a rental basis to oil and gas operators.

Voest-Alpine Tubulars ("VAT"). VAT is a joint venture between the Company and the Austrian based Voestalpine Group. The Company has a 50.01% investment in the joint venture which is located in Kindberg, Austria. VAT owns a tubular mill with an annual capacity of approximately 380,000 metric tons and is the primary supplier of green tubes for our U.S. based production. In addition to producing green tubes, VAT produces seamless tubular products for the OCTG market and non-OCTG products used in the automotive, petrochemical, construction, mining, tunneling and transportation industries.

Fiberglass & Composite Tubulars. When compared to conventional carbon steel and even corrosion-resistant alloys, resin-impregnated fiberglass and other modern plastic composites often exhibit superior resistance to corrosion. Some producers manage the corrosive fluids sometimes found in oil and gas fields by utilizing composite or fiberglass tubing, casing and line pipe in the operations of their fields. In 1997, the Company acquired Fiber Glass Systems, a leading provider of high pressure fiberglass tubulars used in oilfield applications, to further serve the tubular corrosion prevention needs of its customers. Fiber Glass Systems has manufactured fiberglass pipe since 1968 under the name "Star®", and was the first manufacturer of high-pressure fiberglass pipe to be licensed by the API in 1992. Through acquisitions and investments in technologies, the Company has extended its fiberglass and composite tubing offering into industrial and marine applications, in addition to its oilfield market.

Coiled Tubing. Coiled tubing provides a number of significant functional advantages over the principal alternatives of conventional drill pipe and workover pipe. Coiled tubing allows faster "tripping," since the coiled tubing can be reeled quickly on and off a drum and in and out of a wellbore. In addition, the small size of the coiled tubing unit compared to an average workover rig or drilling rig reduces preparation time at the well site. Coiled tubing permits a variety of workover and other operations to be performed without having to pull the existing production tubing from the well and allows ease of operation in horizontal or highly deviated wells. Thus, operations using coiled tubing can be performed much more quickly and, in many instances, at a significantly lower cost. Finally, use of coiled tubing generally allows continuous production of the well, eliminating the need to temporarily stop the flow of hydrocarbons. As a result, the economics of a workover are improved because the well can continue to produce hydrocarbons and thus produce revenues while the well treatments are occurring. Continuous production also reduces the risk of formation damage which can occur when the flow of fluids is stopped or isolated. Under normal operating conditions, the coiled tubing string must be replaced every three to four months. NOV designs, manufactures, and sells coiled tubing under the Quality Tubing brand name at its mill in Houston, Texas.

NOV Downhole. The NOV Downhole business unit combines a wide array of drilling and intervention tool product lines with the drill bit, coring services, borehole enlargement and drilling dynamics/drilling optimization service lines previously consolidated within the ReedHycalog business unit of Grant Prideco.

The broad spectrum of bottom hole assembly ("BHA") components offered by NOV Downhole is unique within the industry and is the result of National Oilwell Varco's strategic consolidation of several key acquisitions, including: NQL Energy Services, Inc., a leading manufacturer and provider of downhole drilling tools; Gammaloy Holdings, L.P., a manufacturer and provider of non-magnetic drill collars and other related products; and the ReedHycalog, Corion, and Andergauge business units of Grant Prideco, a global leader in the design, manufacture and provision of drill bits, variable gauge stabilizers, hydraulically and mechanically actuated under-reamers, specialty coring services and downhole vibration mitigation services.

NOV Downhole manufactures fixed cutter and roller cone drill bits and services its customer base through a technical sales and marketing network in virtually every significant oil and gas producing region of the world. It provides fixed-cutter bit technology under various brand names including TReX®, Raptorä, SystemMatchedä and Rotary Steerable. One of its most significant fixed cutter drill bit innovations is the TReX, Raptor, and Duraforce family of cutter technologies which significantly increase abrasion resistance (wear life) without sacrificing impact resistance (toughness). This technology provides a diamond surface that maintains a sharp, low-wear cutting edge that produces drilling results that exceed conventional standards for polycrystalline diamond ("PDC") bit performance.

The Company produces roller-cone bits for a wide variety of oil and gas drilling applications. Roller-cone bits consist of three rotating cones that have cutting teeth, which penetrate the formation through a crushing action as the cones rotate in conjunction with the rotation of the drill pipe. This cutting mechanism, while less efficient than fixed-cutter bits, is more versatile in harder formations, or where the geology is changing. We manufacture roller-cone bits with milled teeth and with tungsten carbide insert teeth, which have a longer life in harder formations. We also manufacture a unique patented line of bits using a powder-metal forging technology sold under the brand TuffCutterä. We market our roller-cone products and technology globally under various brand names including RockForce™, Titan™ and TuffCutter™.

NOV Downhole designs, manufacturers and services a wide array of downhole motors used in straight hole, directional, slim hole, and coiled tubing drilling applications. These motors are sold or leased under the NOV Downhole brand name. The Company also maintains a wide variety of motor power sections, including its proprietary PowerPlus™ and HemiDril™ rotors and stators which it incorporates into its own motors as well as sells to third parties. Downhole drilling motors utilize hydraulic horsepower from the drilling fluid pumped down the drill stem to develop torque at the bit. Motors are capable of achieving higher rotary velocities than can generally be achieved using conventional surface rotary equipment. Motors are often used in conjunction with high speed PDC bits to improve rates of penetration.

The NOV Downhole group also manufactures and sells drilling jars and fishing tools, which are marketed under the GriffithTM and Bowen ® brand names. Drilling jars are placed in the drill string, where they can be used to generate a sudden, jarring motion to free the drill string should it become stuck in the wellbore during the drilling process. This jarring motion is generated using hydraulic and/or mechanical force provided at the surface. In the event that a portion of the drill string becomes stuck and cannot be jarred loose, fishing tools are run into the wellbore on the end of the drill string to retrieve the portion that is stuck.

Through its Coring Services business line, NOV Downhole offers coring solutions that enable the extraction of actual rock samples from a drilled well bore and allow geologists to examine the formations at the surface. One of the coring services utilized is NOV's unique Corion Express® system which allows the customer to drill and core a well without tripping pipe. Corion Express utilizes wireline retrievable drilling and coring elements which allow the system to transform from a drilling assembly to a coring assembly and also to wireline retrieve the geological core. This capability enables customers to save significant time and expense during the drilling and coring process.

NOV Downhole offers a wide variety of industry leading technologies to enable customers to enlarge the diameter of a drilled hole below a restriction (typically a casing string) via its Borehole Enlargement business line. Borehole enlargement services are typically utilized in deep water drilling where customers wish to maximize the size of each successive casing string in order to preserve a relatively large completion hole size through which to produce hydrocarbons from the reservoir. Borehole enlargement is also employed where customers wish to reduce the fluid velocity and pressure within the well-bore annulus to reduce the risk of formation erosion or accidental fracture. NOV Borehole Enlargement provides bi-centered drill bits, expandable reamers (marketed under the AnderReamer™ brand name) and associated equipment along with well-site service technicians who deliver 24 hour support during hole enlargement operations.

NOV Downhole offers drilling optimization services via its Advanced Drilling Solutions ("ADS") business line. ADS services incorporate various downhole vibration measurement and mitigation tools along with dedicated, highly trained personnel who interpret such data and provide drilling parameter guidance intended to improve drilling efficiency and reduce drilling risk.

Pumps & Expendables. The Company's Pumps & Expendables business designs, manufactures, and sells pumps that are used in oil and gas drilling operations, well service operations, production applications, as well as industrial applications. These pumps include reciprocating positive displacement and centrifugal pumps. High pressure mud pumps are sold within the Rig Technology segment. These pumps are sold as individual units and unitized packages with drivers, controls and piping. This group also manufactures fluid end expendables (liners, valves, pistons, and plungers), fluid end modules and a complete line of dies and inserts for pipe handling. The group offers popular industry brand names like Wheatley, Gaso, and Omega reciprocating pumps, acquired in 2000; Halco Centrifugal Pumps, acquired in 2002; Petroleum Expendable Products ("PEP"), acquired in 1997; and Phoenix Energy Products, acquired in 1998.

The group also manufactures a line of commodity and high end valves, chokes, and flow line equipment used in both production and drilling applications. Additionally these products are used in the fabrication of choke and kill standpipe, cement, and production manifolds. The group manufactures its pump products in Houston, Odessa and Marble Falls, Texas; Tulsa and McAlester, Oklahoma; Scott, Louisiana; Newcastle, England; Dehradun, India and Buenos Aires, Argentina.

XL Systems. Our XL System's product line offers the customer an integrated package of large-bore tubular products and services for offshore wells. This product line includes our proprietary line of wedge thread marine connections on large-bore tubulars and related engineering and design services. We provide this product line for drive pipe, jet strings and conductor casing. We also offer weld-on connections and service personnel in connection with the installation of these products. In early 2007, we completed development of our new high-strength Viper™ weld-on connector that we believe will permit us to penetrate traditional markets that do not require the enhanced performance of our proprietary wedge-thread design.

Customers and Competition. Customers for the Petroleum Services & Supplies' tubular services include major and independent oil and gas companies, national oil companies, drilling and workover contractors, oilfield equipment and product distributors and manufacturers, oilfield service companies, steel mills, and other industrial companies. The Company's competitors include, among others, Ameron International Corp; EDO Corporation; ShawCor Ltd.; Smith International, Inc.; Frank's International; Inc.; Baker Hughes Incorporated; Halliburton Company; Weatherford International Ltd.; Patterson Tubular Services; Vallourec & Mannesmann; and Precision Tube (a division of Tenaris). In addition, the group competes with a number of smaller regional competitors in tubular inspection. Certain foreign jurisdictions and government-owned petroleum companies located in some of the countries in which this group operates have adopted policies or regulations that may give local nationals in these countries certain competitive advantages. Within the Company's corrosion control products, certain substitutes such as non-metallic tubulars, inhibitors, corrosion resistant alloys, cathodic protection systems, and non-metallic liner systems also compete with the Company's products. Management believes that the principal competitive factors affecting this business are performance, quality, reputation, customer service, availability of products, spare parts, and consumables, breadth of product line and price.

The primary customers for drilling services offered by the Petroleum Services & Supplies group include drilling contractors, well servicing companies, major and independent oil and gas companies, and national oil companies. Competitors in drilling services include Smith International ("SWACO"); Baker Hughes Incorporated; Halliburton Company; Derrick Manufacturing Corp.; Fluid Systems; Oil Tools Pte. Ltd; Peak Energy Services, Ltd.; Varel; United Diamond; Roper; Robbins & Myers; Southwest Oilfield

Products; and a number of regional competitors. The Petroleum Services & Supplies group sells drilling services into highly competitive markets. Management believes that on-site service is becoming an increasingly important competitive element in this market, and that the principal competitive factors affecting the business are performance, quality, reputation, customer service, product availability and technology, breadth of product line and price.

Distribution Services

The Distribution Services group is a market leader in the provision of supply chain management services to drilling contractors and exploration and production companies around the world. Through its network of over 200 Distribution Service Center locations worldwide, this group stocks and sells a large line of oilfield products including consumable maintenance, repair and operating supplies, valves, fittings, flanges and spare parts that are needed throughout the drilling, completion and production process. The supplies and equipment stocked by our Distribution Service Centers are customized to meet a wide variety of customer demands.

Distribution's supply chain solutions for customers that choose to outsource the functions of procurement, inventory & warehouse management, logistics, business process, and performance metrics reporting generate a quarter of this group's revenues. In this solution offering, they leverage the flexible infrastructure of their SAP™ ERP system to streamline the acquisition process from requisition to procurement to payment, by digitally managing approval routing & workflow, and by providing robust reporting functionality.

NOV RigStore™ is a cutting-edge industry value offering by the Distribution Services group whereby they provide the installation, staffing and management of supply stores on offshore drilling rigs. With the NOV RigStore™ business model, Distribution Services installs its own ERP system onboard in order to access and leverage Distribution's global inventory, hundreds of support locations, and thousands of vendors across multiple product lines. This business model relieves the average offshore drilling rig's balance sheet by providing improved accounting of these expense items, lower capital costs, extended payment on part of the driller until the item is actually issued from the onboard supply store, and removed risk of ownership from the customer. Whether it is a smaller, new drilling contractor or larger, established drilling company the benefits of effective supply chain management and reduced total cost of ownership are substantial.

Distribution Services also now provides unique one-stop-shop value propositions in the Exploration and Production market in key areas of artificial lift, measurement & controls, valving & actuation, and flow optimization. Through focused effort, they have built expertise in providing applications engineering, systems & parts integration, optimization solutions, and after-sales service & support in the aforementioned areas. Distribution Services is rapidly diversifying by adding new artificial lift technologies, as well as measurement & controls competencies to become the biggest global provider of equipment and services in the E&P space.

Approximately 70% of the Distribution Services group's sales in 2009 were in the United States and Canada. The remainder comes from key international markets in Latin America, the North Sea, Middle East, Africa and the Far East. The Distribution Services group has now expanded into oilfields in over 20 countries. Approximately 23% of Distribution Services revenues are from the resale of goods manufactured by other segments within the Company and the balance are sales of goods manufactured by third parties.

The group works to strategically increase its revenue and enhance its alliances with customers by continuous expansion of product and service solutions and creation of differentiating value propositions. Additionally the group leverages its extensive purchasing power to reduce the cost of the goods. The group is strategically expanding its sourcing network into low cost countries globally.

Customers and Competition. The primary customers for Distribution Services include drilling contractors, well servicing companies, major and independent oil and gas companies, and national oil companies. Competitors in Distribution Services include Wilson Supply (a division of Smith International), CE Franklin, McJunkin Red Man, and a number of regional competitors.

2009 Acquisitions and Other Investments

In 2009, the Company made the following acquisitions and outside investments:

Acquisition	Form	Operating Segment	Date of Transaction
ASEP Group Holding B.V.	Stock	Rig Technology	April 2009
ANS (1001) Ltd. ("Anson")	Stock	Petroleum Services & Supplies	April 2009
Spirit Drilling Fluids Ltd.	Asset	Petroleum Services & Supplies	May 2009
Spirit Minerals L.P.	Asset	Petroleum Services & Supplies	May 2009
Rincon de los Sauces Inspection Operation	Asset	Petroleum Services & Supplies	June 2009
Western Thunderhorse	Asset	Petroleum Services & Supplies	September 2009
South Seas Inspection	Stock	Petroleum Services & Supplies	November 2009
Hochang Machinery Industries Co., Ltd.	Stock	Rig Technology	December 2009
Stork MSW	Stock	Petroleum Services & Supplies	December 2009

The Company paid an aggregate purchase price of $573 million, net of cash acquired for acquisitions and outside investments in 2009. In September 2009, the Company sold 45 percent of certain of its IntelliServ operations and created the IntelliServ Joint Venture ("IntelliServ"). IntelliServ provides drilling technology that enables downhole drilling conditions to be measured, evaluated and monitored.

Seasonal Nature of the Company's Business

Historically, the level of some of the Company's businesses has followed seasonal trends to some degree. In general the Rig Technology group has not experienced significant seasonal fluctuation although orders for new equipment may be modestly affected by holiday schedules. There can be no guarantee that seasonal effects will not influence future sales in this segment.

In Canada, the Petroleum Services & Supplies segment has typically realized high first quarter activity levels, as operators take advantage of the winter freeze to gain access to remote drilling and production areas. In past years, certain Canadian businesses within Petroleum Services & Supplies and Distribution Services have declined during the second quarter due to warming weather conditions which resulted in thawing, softer ground, difficulty accessing drill sites, and road bans that curtailed drilling activity ("Canadian Breakup"). However, these businesses have typically rebounded in the third and fourth quarter. Petroleum Services & Supplies activity in both the U.S. and Canada sometimes increases during the third quarter and then peaks in the fourth quarter as operators spend the remaining drilling and/or production capital budgets for that year. Petroleum Services & Supplies revenues in the Rocky Mountain region sometimes decline in the late fourth quarter or early first quarter due to harsh winter weather. The segment's fiberglass and composite tubulars business in China has typically declined in the first quarter due to the impact of weather on manufacturing and installation operations, and due to business slowdowns associated with the Chinese New Year.

The Company anticipates that the seasonal trends described above will continue. However, there can be no guarantee that spending by the Company's customers will continue to follow patterns seen in the past or that spending by other customers will remain the same as in prior years.

Marketing & Distribution Network

Substantially all of our Rig Technology capital equipment and spare parts sales, and a large portion of our smaller pumps and parts sales, are made through our direct sales force and distribution service centers. Sales to foreign oil companies are often made with or through agent or representative arrangements. Products within our Petroleum Service & Supplies segment are rented and sold worldwide through our own sales force and through commissioned representatives. Distribution Services sales are made directly through our network of distribution service centers.

The Rig Technology segment's customers include drilling contractors, shipyards and other rig fabricators, well servicing companies, pressure pumpers, national oil companies, major and independent oil and gas companies, supply stores, and pipe-running service providers. Demand for its products is strongly dependent upon capital spending plans by oil and gas companies and drilling contractors, and the level of oil and gas well drilling activity. Rig Technology purchases can represent significant capital expenditures, and are often sold as part of a rig fabrication or major rig refurbishment package. Sometimes these packages cover multiple rigs, and often the Company bids jointly with other related product and services providers, such as rig fabrication yards and rig design firms.

The Petroleum Services & Supplies group's customers for tubular services include major and independent oil and gas companies, national oil companies, oilfield equipment and product distributors and manufacturers, drilling and workover contractors, oilfield service companies, pressure pumpers, pipeline operators, pipe mills, manufacturers and processors, and other industrial companies. Certain tubular inspection and tubular coating products and services often are incorporated as a part of a tubular package sold by tubular supply stores to end users. The Company primarily has direct operations in the international marketplace, but operates through agents in certain markets.

The Petroleum Services & Supplies group's customers for drilling services are predominantly major and independent oil and gas companies, national oil companies, drilling contractors, well servicing companies, providers of drilling fluids, and other oilfield service companies. This group operates sales and distribution facilities at strategic locations worldwide to service areas with high drilling activity. Strategically located service and engineering facilities provide specialty repair and maintenance services to customers. Sales of capital equipment are sometimes made through rig fabricators, and often are bid as part of a rig fabrication package or rig refurbishment package. Sometimes these packages cover multiple rigs, and often the Company bids jointly with other related service providers.

Distribution Services sales are made through our network of distribution service centers. Customers for our products and services include drilling and other service contractors, exploration and production companies, supply companies and nationally owned or controlled drilling and production companies.

The Company's foreign operations, which include significant operations in Canada, Europe, the Far East, the Middle East, Africa and Latin America, are subject to the risks normally associated with conducting business in foreign countries, including foreign currency exchange risks and uncertain political and economic environments, which may limit or disrupt markets, restrict the movement of funds or result in the deprivation of contract rights or the taking of property without fair compensation. Government-owned petroleum companies located in some of the countries in which the Company operates have adopted policies (or are subject to governmental policies) giving preference to the purchase of goods and services from companies that are majority-owned by local nationals. As a result of such policies, the Company relies on joint ventures, license arrangements and other business combinations with local nationals in these countries. In addition, political considerations may disrupt the commercial relationship between the Company and such government-owned petroleum companies. Although the Company has not experienced any material problems in foreign countries arising from nationalistic policies, political instability, economic instability or currency restrictions, there can be no assurance that such a problem will not arise in the future. As discussed in the Executive Summary, the Venezuelan government devalued its currency in 2010. See Note 15 to the Consolidated Financial Statements for information regarding geographic revenue information.

Research and New Product Development and Intellectual Property

The Company believes that it has been a leader in the development of new technology and equipment to enhance the safety and productivity of drilling and well servicing processes and that its sales and earnings have been dependent, in part, upon the successful introduction of new or improved products. Through its internal development programs and certain acquisitions, the Company has assembled an extensive array of technologies protected by a substantial number of trade and service marks, patents, trade secrets, and other proprietary rights.

As of December 31, 2009, the Company held a substantial number of United States patents and had several patent applications pending. Expiration dates of such patents range from 2010 to 2027. As of this date, the Company also had foreign patents and patent applications pending relating to inventions covered by the United States patents. Additionally, the Company maintains a substantial number of trade and service marks and maintains a number of trade secrets.

Although the Company believes that this intellectual property has value, competitive products with different designs have been successfully developed and marketed by others. The Company considers the quality and timely delivery of its products, the service it provides to its customers and the technical knowledge and skills of its personnel to be as important as its intellectual property in its ability to compete. While the Company stresses the importance of its research and development programs, the technical challenges and market uncertainties associated with the development and successful introduction of new products are such that there can be no assurance that the Company will realize future revenues from new products.

Engineering and Manufacturing

The manufacturing processes for the Company's products generally consist of machining, welding and fabrication, heat treating, assembly of manufactured and purchased components and testing. Most equipment is manufactured primarily from alloy steel, and the availability and price of alloy steel castings, forgings, purchased components and bar stock is critical to the production and timing of shipments. Primary manufacturing facilities for the Rig Technology segment are located in Houston, Galena Park, Sugar Land, Conroe, Cedar Park, Anderson, Fort Worth and Pampa, Texas; Duncan, Oklahoma; Orange, California; Edmonton, Canada; Aberdeen, Scotland; Kristiansand, and Stavanger, Norway; Etten-Leur and Groot-Ammers, the Netherlands; Carquefou, France; Singapore; Lanzhou and Shanghai, China; Jebel Ali, Dubai; and Ulsan, South Korea.

The Company's Petroleum Services & Supplies segment manufactures or assembles the equipment and products which it rents and sells to customers, and which it uses in providing services. Downhole tools are manufactured at facilities in Houston, Texas; Manchester, England; Jebel Ali, Dubai; and Singapore. Drill Bits are manufactured at facilities in Conroe, Texas; Stonehouse, U.K; and Jurong, Singapore. Drill Stem technology development and drill pipe are manufactured at facilities in Navasota, Texas; Veracruz, Mexico; Jurong, Singapore; and Baimi Town, Jiangyan and Jiangsu, China facilities. Solids control equipment and screens are manufactured at facilities in Houston and Conroe, Texas; New Iberia, Louisiana; Aberdeen, Scotland; Trinidad; Shah Alum and Puncak Alam, Malaysia; and Macae, Brazil. Pumps are manufactured at facilities in Houston, Odessa and Marble Falls, Texas; McAlester and Tulsa, Oklahoma; Manchester and Newcastle, England; Melbourne, Australia; and Buenos Aires, Argentina. The IntelliServ Group manufactures or assembles equipment in Provo, Utah. The group manufactures tubular inspection equipment and tools at its Houston, Texas facility for resale, and renovates and repairs equipment at its manufacturing facilities in Houston, Texas; Celle, Germany; Singapore; and Aberdeen, Scotland. Fiberglass and composite tubulars and fittings are manufactured at facilities in San Antonio, Texas; Little Rock, Arkansas; Tulsa, Oklahoma; Wichita, Kansas; and Harbin and Suzhou, China facilities, while tubular coatings are manufactured in its Houston, Texas facility, or through restricted sale agreements with third party manufacturers. Certain of the Company's manufacturing facilities and certain of the Company's products have various certifications, including, ISO 9001, API, APEX and ASME.

Raw Materials

The Company believes that materials and components used in its servicing and manufacturing operations and purchased for sales are generally available from multiple sources. The prices paid by the Company for its raw materials may be affected by, among other things, energy, steel and other commodity prices; tariffs and duties on imported materials; and foreign currency exchange rates. The Company experienced higher steel prices and greater difficulty securing necessary steel supplies in 2004 and 2005 than it experienced during the preceding several years. In 2006 and 2007, the price for mild steel and standard grades stabilized while specialty alloy prices continued to rise driven primarily by escalation in the price of the alloying agents. However, toward the end of 2007, the Company began to see price escalations in all grades of steel that continued into 2008. During 2008, steel prices stabilized and the Company began to experience some declines in steel prices late in 2008 and throughout 2009. The Company has generally been successful in its effort to mitigate the financial impact of higher raw materials costs on its operations by applying surcharges to and adjusting prices on the products it sells. Furthermore, NOV continued to expand its supply base in 2006, 2007 and 2008 throughout the world to address our customers' needs. The steel price declines that NOV experienced in later 2008 continued through most of 2009. In the later part of 2009 the rate of decline slowed due to some offsetting pressure from increased costs of alloying agents. In 2010, NOV expects flat to slight increases in steel pricing. Higher prices and lower availability of steel and other raw material the Company uses in its business may adversely impact future periods.

Backlog

The Company monitors its backlog of orders within its Rig Technology segment to guide its planning. Backlog includes orders greater than $250,000 for most items and orders for wireline units in excess of $75,000, and which require more than three months to manufacture and deliver.

Backlog measurements are made on the basis of written orders which are firm, but may be defaulted upon by the customer in some instances. Most require reimbursement to the Company for costs incurred in such an event. There can be no assurance that the backlog amounts will ultimately be realized as revenue, or that the Company will earn a profit on backlog work. Our backlog for equipment at December 31, 2009, 2008 and 2007 was $6.4 billion, $11.1 billion and $9.0 billion, respectively.

Employees

At December 31, 2009, the Company had a total of 36,802 employees, of which 4,379 were temporary employees. Approximately 104 employees in the Company's fiberglass tubulars plant in Little Rock, Arkansas, and 110 employees of the Company's downhole tools product line in Houston and Conroe, Texas, are subject to collective bargaining agreements. Additionally, certain of the Company's employees in various foreign locations are subject to collective bargaining agreements.

ITEM 1A. RISK FACTORS

You should carefully consider the risks described below, in addition to other information contained or incorporated by reference herein. Realization of any of the following risks could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We are dependent upon the level of activity in the oil and gas industry, which is volatile.

The oil and gas industry historically has experienced significant volatility. Demand for our services and products depends primarily upon the number of oil rigs in operation, the number of oil and gas wells being drilled, the depth and drilling conditions of these wells, the volume of production, the number of well completions, capital expenditures of other oilfield service companies and the level of workover activity. Drilling and workover activity can fluctuate significantly in a short period of time, particularly in the United States and Canada. The willingness of oil and gas operators to make capital expenditures to explore for and produce oil and natural gas and the willingness of oilfield service companies to invest in capital equipment will continue to be influenced by numerous factors over which we have no control, including:

- the ability of the members of the Organization of Petroleum Exporting Countries, or OPEC, to maintain price stability through voluntary production limits, the level of production by non-OPEC countries and worldwide demand for oil and gas;
- level of production from known reserves;
- cost of exploring for and producing oil and gas;
- level of drilling activity and drilling rig dayrates;
- worldwide economic activity;
- national government political requirements;
- development of alternate energy sources; and
- environmental regulations.

If there is a significant reduction in demand for drilling services, in cash flows of drilling contractors, well servicing companies, or production companies or in drilling or well servicing rig utilization rates, then demand for the products and services of the Company will decline.

Volatile oil and gas prices affect demand for our products.

Oil and gas prices have been volatile since 1972. In general, oil prices approximated $18-$22 per barrel from 1991 through 1997, experienced a decline into the low teens in 1998 and 1999, and have generally ranged between $25-$100 per barrel since 2000. In 2008, oil prices were extremely volatile — oil prices rose to $147 per barrel in July 2008 only to fall into the $35-$45 per barrel range in December 2008. In 2009, oil prices continued to be volatile, rising from the $30 per barrel range to the $70 per barrel range during the year. Spot gas prices generally ranged between $1.80-$2.60 per mmbtu of gas from 1991 through 1999 then experienced severe spikes into the $10 range in 2001 and 2003. Absent occasional spikes and dips due to imbalances in supply and demand, prices have generally ranged between $4.50-$12.00 per mmbtu during 2005-2008. In 2009, spot gas prices continued to be volatile, dropping into the $3 per mmbtu range during the year.

Expectations for future oil and gas prices cause many shifts in the strategies and expenditure levels of oil and gas companies and drilling contractors, particularly with respect to decisions to purchase major capital equipment of the type we manufacture. Oil and gas prices, which are determined by the marketplace, may fall below a range that is acceptable to our customers, which could reduce demand for our products.

Worldwide financial and credit crisis could have a negative effect on our operating results and financial condition.

Events in 2008 and 2009 constrained credit markets and sparked a serious global banking crisis. The slowdown in worldwide economic activity caused by the global recession reduced demand for energy and resulted in lower oil and natural gas prices. Any prolonged reduction in oil and natural gas prices will reduce oil and natural gas drilling activity and result in a corresponding decline in the demand for our products and services, which could adversely impact our operating results and financial condition. Furthermore, many of our customers access the credit markets to finance their oil and natural gas drilling activity. If the recent crisis and recession reduce the availability of credit to our customers, they may reduce their drilling and production expenditures, thereby decreasing demand for our products and services. Any such reduction in spending by our customers could adversely impact our operating results and financial condition.

There are risks associated with certain contracts for our drilling equipment.

As of December 31, 2009, we had a backlog of approximately $6.4 billion of drilling equipment to be manufactured, assembled, tested and delivered by our Rig Technology group. The following factors, in addition to others not listed, could reduce our margins on these contracts, adversely affect our position in the market or subject us to contractual penalties:

- our failure to adequately estimate costs for making this drilling equipment;
- our inability to deliver equipment that meets contracted technical requirements;
- our inability to maintain our quality standards during the design and manufacturing process;
- our inability to secure parts made by third party vendors at reasonable costs and within required timeframes;
- unexpected increases in the costs of raw materials; and
- our inability to manage unexpected delays due to weather, shipyard access, labor shortages or other factors beyond our control.

The Company's existing contracts for rig equipment generally carry significant down payment and progress billing terms favorable to the ultimate completion of these projects and do not allow customers to cancel projects for convenience. However, unfavorable market conditions or financial difficulties experienced by our customers may result in cancellation of contracts or the delay or abandonment of projects.

Any such developments could have a material adverse effect on our operating results and financial condition.

Competition in our industry could ultimately lead to lower revenues and earnings.

The oilfield products and services industry is highly competitive. We compete with national, regional and foreign competitors in each of our current major product lines. Certain of these competitors may have greater financial, technical, manufacturing and marketing resources than us, and may be in a better competitive position. The following competitive actions can each affect our revenues and earnings:

- price changes;
- new product and technology introductions; and
- improvements in availability and delivery.

In addition, certain foreign jurisdictions and government-owned petroleum companies located in some of the countries in which we operate have adopted policies or regulations which may give local nationals in these countries competitive advantages. Competition in our industry could lead to lower revenues and earnings.

We have aggressively expanded our businesses and intend to maintain an aggressive growth strategy.

We have aggressively expanded and grown our businesses during the past several years, through acquisitions and investment in internal growth. We anticipate that we will continue to pursue an aggressive growth strategy but we cannot assure you that attractive acquisitions will be available to us at reasonable prices or at all. In addition, we cannot assure you that we will successfully integrate the operations and assets of any acquired business with our own or that our management will be able to manage effectively the increased size of the Company or operate any new lines of business. Any inability on the part of management to integrate and manage acquired businesses and their assumed liabilities could adversely affect our business and financial performance. In addition, we may need to incur substantial indebtedness to finance future acquisitions. We cannot assure you that we will be able to obtain this financing on terms acceptable to us or at all. Future acquisitions may result in increased depreciation and amortization expense, increased interest expense, increased financial leverage or decreased operating income for the Company, any of which could cause our business to suffer.

Our operating results have fluctuated during recent years and these fluctuations may continue.

We have experienced fluctuations in quarterly operating results in the past. We cannot assure that we will realize earnings growth or that earnings in any particular quarter will not fall short of either a prior fiscal quarter or investors' expectations. The following factors, in addition to others not listed, may affect our quarterly operating results in the future:

- fluctuations in the oil and gas industry;
- competition;
- the ability to service the debt obligations of the Company;
- the ability to identify strategic acquisitions at reasonable prices;
- the ability to manage and control operating costs of the Company;
- fluctuations in political and economic conditions in the United States and abroad; and
- the ability to protect our intellectual property rights.

There are risks associated with our presence in international markets, including political or economic instability, currency restrictions, and trade and economic sanctions.

Approximately 73% of our revenues in 2009 were derived from operations outside the United States (based on revenue destination). Our foreign operations include significant operations in Canada, Europe, the Middle East, Africa, Southeast Asia, Latin America and other international markets. Our revenues and operations are subject to the risks normally associated with conducting business in foreign countries, including uncertain political and economic environments, which may limit or disrupt markets, restrict the movement of funds or result in the deprivation of contract rights or the taking of property without fair compensation. Government-owned petroleum companies located in some of the countries in which we operate have adopted policies, or are subject to governmental policies, giving preference to the purchase of goods and services from companies that are majority-owned by local nationals. As a result of these policies, we may rely on joint ventures, license arrangements and other business combinations with local nationals in these countries. In addition, political considerations may disrupt the commercial relationships between us and government-owned petroleum companies.

Our operations outside the United States could also expose us to trade and economic sanctions or other restrictions imposed by the United States or other governments or organizations. The U.S. Department of Justice ("DOJ"), the U.S. Securities and Exchange Commission and other federal agencies and authorities have a broad range of civil and criminal penalties they may seek to impose against corporations and individuals for violations of trading sanctions laws, the Foreign Corrupt Practices Act and other federal statutes. Under trading sanctions laws, the DOJ may seek to impose modifications to business practices, including cessation of business activities in sanctioned countries, and modifications to compliance programs, which may increase compliance costs. If any of the risks described above materialize, it could adversely impact our operating results and financial condition.

We have received federal grand jury subpoenas and subsequent inquiries from governmental agencies requesting records related to our compliance with export trade laws and regulations. We have cooperated fully with agents from the Department of Justice, the Bureau of Industry and Security, the Office of Foreign Assets Control, and U.S. Immigration and Customs Enforcement in responding to the inquiries, and we have conducted our own internal review of this matter. At the conclusion of our internal review in the fourth quarter of 2009, we identified possible areas of concern and discussed these areas of concern with the relevant agencies. We are currently negotiating a potential resolution with the agencies involved related to these matters. We currently anticipate that any administrative fine or penalty agreed to as part of a resolution would be within established accruals, and would not have a material effect on our financial position or results of operations. To the extent a resolution is not negotiated as anticipated, we cannot predict the timing or effect that any resulting government actions may have on our financial position or results of operations. As a result of our internal review and in an effort to prevent any future compliance issues of this nature, we have reviewed and are in the process of enhancing our compliance procedures and training.

The results of our operations are subject to market risk from changes in foreign currency exchange rates.

We earn revenues, pay expenses and incur liabilities in countries using currencies other than the U.S. dollar, including the Canadian dollar, the Euro, the British pound sterling, the Norwegian krone and the South Korean won. Approximately 73% of our 2009 revenue was derived from sales outside the United States. Because our Consolidated Financial Statements are presented in U.S. dollars, we must translate revenues and expenses into U.S. dollars at exchange rates in effect during or at the end of each reporting period. Thus, increases or decreases in the value of the U.S. dollar against other currencies in which our operations are conducted will affect our revenues and operating income. Because of the geographic diversity of our operations, weaknesses in some currencies might be offset by strengths in others over time. We use derivative financial instruments to mitigate our net exposure to currency exchange fluctuations. We had forward contracts with a notional amount of $2,850 million (with a fair value of $49 million) as of December 31, 2009 to reduce the impact of foreign currency exchange rate movements. We are also subject to risks that the counterparties to these contracts fail to meet the terms of our foreign currency contracts. We cannot assure you that fluctuations in foreign currency exchange rates would not affect our financial results.

An impairment of goodwill or other indefinite lived intangible assets could reduce our earnings.

The Company has approximately $5.5 billion of goodwill and $0.6 billion of other intangible assets with indefinite lives as of December 31, 2009. Generally accepted accounting principles require the Company to test goodwill and other indefinite lived intangible assets for impairment on an annual basis or whenever events or circumstances occur indicating that goodwill might be impaired. Events or circumstances which could indicate a potential impairment include (but are not limited to) a significant reduction in worldwide oil and gas prices or drilling; a significant reduction in profitability or cash flow of oil and gas companies or drilling contractors; a significant reduction in worldwide well remediation activity; a significant reduction in capital investment by other oilfield service companies; or a significant increase in worldwide inventories of oil or gas. The timing and magnitude of any goodwill impairment charge, which could be material, would depend on the timing and severity of the event or events triggering the charge and would require a high degree of management judgment. If we were to determine that any of our remaining balance of goodwill or other indefinite lived intangible assets was impaired, we would record an immediate charge to earnings with a corresponding reduction in stockholders' equity; resulting in an increase in balance sheet leverage as measured by debt to total capitalization.

See additional discussion on "Goodwill and Other Indefinite — Lived Intangible Assets" in Critical Accounting Estimates of Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations."

We could be adversely affected if we fail to comply with any of the numerous federal, state and local laws, regulations and policies that govern environmental protection, zoning and other matters applicable to our businesses.

Our businesses are subject to numerous federal, state and local laws, regulations and policies governing environmental protection, zoning and other matters. These laws and regulations have changed frequently in the past and it is reasonable to expect additional changes in the future. If existing regulatory requirements change, we may be required to make significant unanticipated capital and operating expenditures. We cannot assure you that our operations will continue to comply with future laws and regulations. Governmental authorities may seek to impose fines and penalties on us or to revoke or deny the issuance or renewal of operating permits for failure to comply with applicable laws and regulations. Under these circumstances, we might be required to reduce or cease operations or conduct site remediation or other corrective action which could adversely impact our operations and financial condition.

Our businesses expose us to potential environmental liability.

Our businesses expose us to the risk that harmful substances may escape into the environment, which could result in:

- personal injury or loss of life;
- severe damage to or destruction of property; or
- environmental damage and suspension of operations.

Our current and past activities, as well as the activities of our former divisions and subsidiaries, could result in our facing substantial environmental, regulatory and other liabilities. These could include the costs of cleanup of contaminated sites and site closure obligations. These liabilities could also be imposed on the basis of one or more of the following theories:

- negligence;
- strict liability;
- breach of contract with customers; or
- as a result of our contractual agreement to indemnify our customers in the normal course of business, which is normally the case.

We may not have adequate insurance for potential environmental liabilities.

While we maintain liability insurance, this insurance is subject to coverage limits. In addition, certain policies do not provide coverage for damages resulting from environmental contamination. We face the following risks with respect to our insurance coverage:

- we may not be able to continue to obtain insurance on commercially reasonable terms;
- we may be faced with types of liabilities that will not be covered by our insurance;
- our insurance carriers may not be able to meet their obligations under the policies; or
- the dollar amount of any liabilities may exceed our policy limits.

Even a partially uninsured claim, if successful and of significant size, could have a material adverse effect on our consolidated financial statements.

The adoption of climate change legislation or regulations restricting emissions of greenhouse gases could increase our operating costs or reduce demand for our products.

Environmental advocacy groups and regulatory agencies in the United States and other countries have been focusing considerable attention on the emissions of carbon dioxide, methane and other greenhouse gases and their potential role in climate change. The adoption of laws and regulations to implement controls of greenhouse gases, including the imposition of fees or taxes, could adversely impact our operations and financial condition. The U.S. Congress is currently working on legislation to control and reduce emissions of greenhouse gases in the United States, which includes establishing cap-and-trade programs. In addition to the pending climate legislation, the U.S. Environmental Protection Agency has proposed regulations that would require permits for and reductions in greenhouse gas emissions for certain facilities, and may issue final rules this year. These changes in the legal and regulatory environment could reduce oil and natural gas drilling activity and result in a corresponding decline in the demand for our products and services, which could adversely impact our operating results and financial condition.

The Company had revenues of 16.6% of total revenue from one of its customers for the year ended December 31, 2009.

The loss of this customer or a significant reduction in its purchases could adversely affect our future revenues and earnings.

GLOSSARY OF OILFIELD TERMS

(Sources: Company management; "A Dictionary for the Petroleum Industry," The University of Texas at Austin, 2001.)

API	Abbr: American Petroleum Institute
Annular Blowout Preventer	A large valve, usually installed above the ram blowout preventers, that forms a seal in the annular space between the pipe and the wellbore or, if no pipe is present, in the wellbore itself.
Annulus	The open space around pipe in a wellbore through which fluids may pass.
Automatic Pipe Handling Systems (Automatic Pipe Racker)	A device used on a drilling rig to automatically remove and insert drill stem components from and into the hole. It replaces the need for a person to be in the derrick or mast when tripping pipe into or out of the hole.
Automatic Roughneck	A large, self-contained pipe-handling machine used by drilling crew members to make up and break out tubulars. The device combines a spinning wrench, torque wrench, and backup wrenches.
Beam pump	Surface pump that raise and lowers sucker rods continually, so as to operate a downhole pump.
Bit	The cutting or boring element used in drilling oil and gas wells. The bit consists of a cutting element and a circulating element. The cutting element is steel teeth, tungsten carbide buttons, industrial diamonds, or polycrystalline diamonds ("PDCs"). These teeth, buttons, or diamonds penetrate and gouge or scrape the formation to remove it. The circulating element permits the passage of drilling fluid and utilizes the hydraulic force of the fluid stream to improve drilling rates. In rotary drilling, several drill collars are joined to the bottom end of the drill pipe column, and the bit is attached to the end of the drill collars. Drill collars provide weight on the bit to keep it in firm contact with the bottom of the hole. Most bits used in rotary drilling are roller cone bits, but diamond bits are also used extensively.
Blowout	An uncontrolled flow of gas, oil or other well fluids into the atmosphere. A blowout, or gusher, occurs when formation pressure exceeds the pressure applied to it by the column of drilling fluid. A kick warns of an impending blowout.
Blowout Preventer (BOP)	Series of valves installed at the wellhead while drilling to prevent the escape of pressurized fluids.
Blowout Preventer (BOP) Stack	The assembly of well-control equipment including preventers, spools, valves, and nipples connected to the top of the wellhead.
Closed Loop Drilling Systems	A solids control system in which the drilling mud is reconditioned and recycled through the drilling process on the rig itself.
Coiled Tubing	A continuous string of flexible steel tubing, often hundreds or thousands of feet long, that is wound onto a reel, often dozens of feet in diameter. The reel is an integral part of the coiled tubing unit, which consists of several devices that ensure the tubing can be safely and efficiently inserted into the well from the surface. Because tubing can be lowered into a well without having to make up joints of tubing, running coiled tubing into the well is faster and less expensive than running conventional tubing. Rapid advances in the use of coiled tubing make it a popular way in which to run tubing into and out of a well. Also called reeled tubing.
Cuttings	Fragments of rock dislodged by the bit and brought to the surface in the drilling mud. Washed and dried cutting samples are analyzed by geologist to obtain information about the formations drilled.
Directional Well	Well drilled in an orientation other than vertical in order to access broader portions of the formation.

Drawworks	The hoisting mechanism on a drilling rig. It is essentially a large winch that spools off or takes in the drilling line and thus raises or lowers the drill stem and bit.
Drill Pipe Elevator (Elevator)	On conventional rotary rigs and top-drive rigs, hinged steel devices with manual operating handles that crew members latch onto a tool joint (or a sub). Since the elevators are directly connected to the traveling block, or to the integrated traveling block in the top drive, when the driller raises or lowers the block or the top-drive unit, the drill pipe is also raised or lowered.
Drilling jars	A percussion tool operated manually or hydraulically to deliver a heavy downward blow to free a stuck drill stem.
Drilling mud	A specially compounded liquid circulated through the wellbore during rotary drilling operations.
Drilling riser	A conduit used in offshore drilling through which the drill bit and other tools are passed from the rig on the water's surface to the sea floor.
Drill stem	All members in the assembly used for rotary drilling from the swivel to the bit, including the Kelly, the drill pipe and tool joints, the drill collars, the stabilizers, and various specialty items.
Formation	A bed or deposit composed throughout of substantially the same kind of rock; often a lithologic unit. Each formation is given a name, frequently as a result of the study of the formation outcrop at the surface and sometimes based on fossils found in the formation.
FPSO	A Floating Production Storage and Offloading vessel used to receive hydrocarbons from subsea wells, and then produce and store the hydrocarbons until they can be offloaded to a tanker or pipeline.
Hardbanding	A special wear-resistant material often applied to tool joints to prevent abrasive wear to the area when the pipe is being rotated downhole.
Hydraulic Fracturing	The process of creating fractures in a formation by pumping fluids, at high pressures, into the reservoir, which allows or enhances the flow of hydrocarbons.
Iron Roughneck	A floor-mounted combination of a spinning wrench and a torque wrench. The Iron Roughneck moves into position hydraulically and eliminates the manual handling involved with suspended individual tools.
Jack-up rig	A mobile bottom-supported offshore drilling structure with columnar or open-truss legs that support the deck and hull. When positioned over the drilling site, the bottoms of the legs penetrate the seafloor.
Jar	A mechanical device placed near the top of the drill stem which allows the driller to strike a very heavy blow upward or downward on stuck pipe.
Joint	1. In drilling, a single length (from 16 feet to 45 feet, or 5 meters to 14.5 meters, depending on its range length) of drill pipe, drill collar, casing or tubing that has threaded connections at both ends. Several joints screwed together constitute a stand of pipe. 2. In pipelining, a single length (usually 40 feet-12 meters) of pipe. 3. In sucker rod pumping, a single length of sucker rod that has threaded connections at both ends.
Kelly	The heavy steel tubular device, four- or six-sided, suspended from the swivel through the rotary table and connected to the top joint of drill pipe to turn the drill stem as the rotary table returns. It has a bored passageway that permits fluid to be circulated into the drill stem and up the annulus, or vice versa. Kellys manufactured to API specifications are available only in four- or six-sided versions, are either 40 or 54 feet (12 to 16 meters) long, and have diameters as small as 2.5 inches (6 centimeters) and as large as 6 inches (15 centimeters).

Kelly bushing	A special device placed around the kelly that mates with the kelly flats and fits into the master bushing of the rotary table. The kelly bushing is designed so that the kelly is free to move up or down through it. The bottom of the bushing may be shaped to fit the opening in the master bushing or it may have pins that fit into the master bushing. In either case, when the kelly bushing is inserted into the master bushing and the master bushing is turned, the kelly bushing also turns. Since the kelly bushing fits onto the kelly, the kelly turns, and since the kelly is made up to the drill stem, the drill stem turns. Also called the drive bushing.
Kelly spinner	A pneumatically operated device mounted on top of the kelly that, when actuated, causes the kelly to turn or spin. It is useful when the kelly or a joint of pipe attached to it must be spun up, that is, rotated rapidly for being made up.
Kick	An entry of water, gas, oil, or other formation fluid into the wellbore during drilling. It occurs because the pressure exerted by the column of drilling fluid is not great enough to overcome the pressure exerted by the fluids in the formation drilled. If prompt action is not taken to control the kick, or kill the well, a blowout may occur.
Making-up	1. To assemble and join parts to form a complete unit (e.g., to make up a string of drill pipe). 2. To screw together two threaded pieces. Compare break out. 3. To mix or prepare (e.g., to make up a tank of mud). 4. To compensate for (e.g., to make up for lost time).
Manual tongs (Tongs)	The large wrenches used for turning when making up or breaking out drill pipe, casing, tubing, or other pipe; variously called casing tongs, pipe tongs, and so forth, according to the specific use. Power tongs or power wrenches are pneumatically or hydraulically operated tools that serve to spin the pipe up tight and, in some instances to apply the final makeup torque.
Master bushing	A device that fits into the rotary table to accommodate the slips and drive the kelly bushing so that the rotating motion of the rotary table can be transmitted to the kelly. Also called rotary bushing.
Motion compensation equipment	Any device (such as a bumper sub or heave compensator) that serves to maintain constant weight on the bit in spite of vertical motion of a floating offshore drilling rig.
Mud pump	A large, high-pressure reciprocating pump used to circulate the mud on a drilling rig.
Plug gauging	The mechanical process of ensuring that the inside threads on a piece of drill pipe comply with API standards.
Pressure control equipment	Equipment used in: 1. The act of preventing the entry of formation fluids into a wellbore. 2. The act of controlling high pressures encountered in a well.
Pressure pumping	Pumping fluids into a well by applying pressure at the surface.
Ram blowout preventer	A blowout preventer that uses rams to seal off pressure on a hole that is with or without pipe. Also called a ram preventer.
Ring gauging	The mechanical process of ensuring that the outside threads on a piece of drill pipe comply with API standards.
Riser	A pipe through which liquids travel upward.
Riser pipe	The pipe and special fitting used on floating offshore drilling rigs to established a seal between the top of the wellbore, which is on the ocean floor, and the drilling equipment located above the surface of the water. A riser pipe serves as a guide for the drill stem from the drilling vessel to the wellhead and as a conductor or drilling fluid from the well to the vessel. The riser consists of several sections of pipe and includes special devices to compensate for any movement of the drilling rig caused by waves. Also called marine riser pipe, riser joint.
Rotary table	The principal piece of equipment in the rotary table assembly; a turning device used to impart rotational power to the drill stem while permitting vertical movement of the pipe for rotary drilling. The master bushing fits inside the opening of the rotary table; it turns the kelly bushing, which permits vertical movement of the kelly while the stem is turning.

Rotating blowout preventer (Rotating Head)	A sealing device used to close off the annular space around the kelly in drilling with pressure at the surface, usually installed above the main blowout preventers. A rotating head makes it possible to drill ahead even when there is pressure in the annulus that the weight of the drilling fluid is not overcoming; the head prevents the well from blowing out. It is used mainly in the drilling of formations that have low permeability. The rate of penetration through such formations is usually rapid.
Safety clamps	A clamp placed very tightly around a drill collar that is suspended in the rotary table by drill collar slips. Should the slips fail, the clamp is too large to go through the opening in the rotary table and therefore prevents the drill collar string from falling into the hole. Also called drill collar clamp.
Shaker	See "Shale Shaker"
Shale shaker	A piece of drilling rig equipment that uses a vibrating screen to remove cuttings from the circulating fluid in rotary drilling operations. The size of the openings in the screen should be selected carefully to be the smallest size possible to allow 100 per cent flow of the fluid. Also called a shaker.
Slim-hole completions (Slim-hole Drilling)	Drilling in which the size of the hole is smaller than the conventional hole diameter for a given depth. This decrease in hole size enables the operator to run smaller casing, thereby lessening the cost of completion.
Slips	Wedge-shaped pieces of metal with serrated inserts (dies) or other gripping elements, such as serrated buttons, that suspend the drill pipe or drill collars in the master bushing of the rotary table when it is necessary to disconnect the drill stem from the kelly or from the top-drive unit's drive shaft. Rotary slips fit around the drill pipe and wedge against the master bushing to support the pipe. Drill collar slips fit around a drill collar and wedge against the master bushing to support the drill collar. Power slips are pneumatically or hydraulically actuated devices that allow the crew to dispense with the manual handling of slips when making a connection.
Solids	See "Cuttings"
Spinning wrench	Air-powered or hydraulically powered wrench used to spin drill pipe in making or breaking connections.
Spinning-in	The rapid turning of the drill stem when one length of pipe is being joined to another. "Spinning-out" refers to separating the pipe.
Stand	The connected joints of pipe racked in the derrick or mast when making a trip. On a rig, the usual stand is about 90 feet (about 27 meters) long (three lengths of drill pipe screwed together), or a treble.
String	The entire length of casing, tubing, sucker rods, or drill pipe run into a hole.
Sucker rod	A special steel pumping rod. Several rods screwed together make up the link between the pumping unit on the surface and the pump at the bottom of the well.
Tensioner	A system of devices installed on a floating offshore drilling rig to maintain a constant tension on the riser pipe, despite any vertical motion made by the rig. The guidelines must also be tensioned, so a separate tensioner system is provided for them.
Thermal desorption	The process of removing drilling mud from cuttings by applying heat directly to drill cuttings.
Tiebacks (Subsea)	A series of flowlines and pipes that connect numerous subsea wellheads to a single collection point.
Top drive	A device similar to a power swivel that is used in place of the rotary table to turn the drill stem. It also includes power tongs. Modern top drives combine the elevator, the tongs, the swivel, and the hook. Even though the rotary table assembly is not used to rotate the drill stem and bit, the top-drive system retains it to provide a place to set the slips to suspend the drill stem when drilling stops.

Torque wrench	Spinning wrench with a gauge for measuring the amount of torque being applied to the connection.
Trouble cost	Costs incurred as a result of unanticipated complications while drilling a well. These costs are often referred to as contingency costs during the planning phase of a well.
Well completion	1. The activities and methods of preparing a well for the production of oil and gas or for other purposes, such as injection; the method by which one or more flow paths for hydrocarbons are established between the reservoir and the surface. 2. The system of tubulars, packers, and other tools installed beneath the wellhead in the production casing; that is, the tool assembly that provides the hydrocarbon flow path or paths.
Wellhead	The termination point of a wellbore at surface level or subsea, often incorporating various valves and control instruments.
Well stimulation	Any of several operations used to increase the production of a well, such as acidizing or fracturing.
Well workover	The performance of one or more of a variety of remedial operations on a producing oil well to try to increase production. Examples of workover jobs are deepening, plugging back, pulling and resetting liners, and squeeze cementing.
Wellbore	A borehole; the hole drilled by the bit. A wellbore may have casing in it or it may be open (uncased); or part of it may be cased, and part of it may be open. Also called a borehole or hole.
Wireline	A slender, rodlike or threadlike piece of metal usually small in diameter, that is used for lowering special tools (such as logging sondes, perforating guns, and so forth) into the well. Also called slick line.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The Company owned or leased over 825 facilities worldwide as of December 31, 2009, including the following principal manufacturing, service, distribution and administrative facilities:

Location	Description	Building Size (SqFt)	Property Size (Acres)	Owned / Leased	Lease Termination Date
Rig Technology:					
Lanzhou, China	Manufacturing Plant (Drilling Equipment) & Administrative Offices)	945,836	44	Building Owned*	10/20/2020
Pampa, Texas	Manufacturing Plant	549,095	500	Owned	
Houston, Texas	Manufacturing Plant of Drilling Equipment	424,925	33	Leased	4/30/2014
Ulsan, South Korea	Fabrication of Drilling Equipment	380,068	51	Owned	
Houston, Texas	Bammel Facility, Repairs, Service, Parts, Administrative & Sales Offices	377,750	19	Leased	6/30/2022
Houston, Texas	West Little York Manufacturing Facility, Repairs, Service, Administrative & Sales Offices	368,450	34	Owned	
Fort Worth, Texas	Coiled Tubing Manufacturing Facility, Warehouse, Administrative & Sales Offices	233,173	24	Owned	
Sugar Land, Texas	Manufacturing Plant, Warehouse & Administrative Offices	223,345	24	Owned	
Cedar Park, Texas	Instrumentation Manufacturing Facility, Administrative & Sales Offices	215,778	40	Owned	
Carquefou, France	Manufacturing Plant of Offshore Equipment	213,000		Owned	
Galena Park, Texas	Manufacturing Plant (Drilling Rigs & Components) & Administrative Offices	191,913	22	Owned	
Aberdeen, Scotland	Pressure Control Manufacturing, Administrative & Sales Offices	188,200	5	Leased	8/31/2018
Houston, Texas	Manufacturing Plant of Drilling Rigs & Components, Admin & Sales Offices	170,040	11	Owned	
Kristiansand, Norway	Warehouse & Administrative/Sales Offices	167,200	1	Owned	
Orange, California	Manufacturing & Office Facility	158,268	9	Building Owned*	12/31/2012
Singapore	Manufacturing, Repairs, Service, Field Service/Training, Administrative & Sales Offices	149,605	3	Leased	1/5/2024
Anderson, Texas	Rolligon Manufacturing Facility, Administrative & Sales Offices	145,727	77	Leased	11/6/2011
Houston, Texas	Administrative Offices (Westchase)	125,494	4	Leased	9/30/2020
Duncan, Oklahoma	Nitrogen Units Manufacturing Facility, Warehouse & Offices	93,800	14	Owned	
Conroe, Texas	Manufacturing Plant, Administrative & Sales Offices	86,909	13	Leased	1/7/2022
Molde, Norway	Manufacturing Facility of Drilling Equipment	78,000	1	Owned	
Etten Leur, Netherlands	Manufacturing Plant & Sales Offices (Drilling Equipment)	75,000	6	Owned	
Shanghai, China	Inspection, assembly & testing of rig equipment	74,244	3	Owned	
Sogne, Norway	Warehouse and Offices	70,959	4	Leased	12/31/2017
Edmonton, Canada	Manufacturing Plant (Drilling Machinery & Equipment)	70,346	18	Owned	
Stavanger, Norway	Manufacturing Facility of Drilling Equipment	41,333	1	Leased	6/1/2010
Jebel Ali, Dubai	Repair & Overhaul of Drilling Equipment), Warehouse & Sales Office	31,633	2	Owned	
Aracaju, Brazil	Fabrication of Drilling Equipment	11,195	1	Leased	8/31/2010
New Iberia, Louisiana	Riser Repair Facility	10,000	2	Leased	M-T-M

Location	Description	Building Size (SqFt)	Property Size (Acres)	Owned / Leased	Lease Termination Date
Petroleum Services & Supplies:					
Navasota, Texas	Manufacturing Facility & Administrative Offices	562,112	196	Owned	
Conroe, Texas	Manufacturing Facility of Drill Bits and Downhole Tools, Administrative & Sales Offices	341,800	35	Owned	
Houston, Texas	Sheldon Road Inspection Facility	319,365	192	Owned	
Veracruz, Mexico	Manufacturing Facility of Tool Joints, Warehouse & Administrative Offices	303,400	42	Leased	M-T-M
Houston, Texas	Holmes Rd Complex: Manufacturing, Warehouse, Coating Manufacturing Plant & Corporate Offices	300,000	50	Owned	
Little Rock, Arkansas	Manufacturing Facility of Fiber Glass Products	271,924	44	Owned	
Houston, Texas	Manufacturing, Service, Warehouse & Administrative Offices (WGB)	245,319	14	Leased	3/31/2018
Houston, Texas	QT Coiled Tubing Manufacturing Facility, Warehouse & Offices	238,428	26	Owned	
Durham, England	Manufacturing Facility, Warehouse & Administrative Offices	183,100	13	Leased	3/30/2066
Jebel Ali Free Zone, Dubai	Manufacturing Facility of Downhole Tools, Distribution Warehouse	180,000	1	Leased	1/29/2021
Conroe, Texas	Solids Control Manufacturing Facility, Warehouse, Administrative & Sales Offices, and Engineering Labs	153,750	35	Owned	
McAlester, Oklahoma	Manufacturing Facility of Pumps, Service & Administrative Offices	139,359	25	Owned	
San Antonio, Texas	Manufacturing Facility of Fiber Glass Products	120,084	20	Owned	
Edmonton, Canada	Manufacturing Facility, Repairs, Assembly, Warehouse & Administrative Offices	112,465	11	Owned	
Jurong, Singapore	Manufacturing Plant of Roller Cone Drill Bits, Shop, Warehouse & Administrative Offices	109,663	5	Leased	5/15/2011
Provo, Utah	Manufacturing Facility of Drilling Products, Fabrication, Warehouse & Administrative Offices	109,026	15	Owned	
Aberdeenshire, Scotland	Solids Control Manufacturing Facility, Assembly, Administrative & Sales Offices	107,250	6	Owned	
Larose, Louisiana	Generator Rentals & Service, Assembly, Warehouse & Administrative Offices	72,993	11	Leased	6/30/2016
Stonehouse, U.K.	Manufacturing Facility, Inspection Plant & Premium Threading Shop	71,000	4	Owned	
Groot-Ammers, Netherlands	Workshop, Warehouse & Offices	61,859	3	Leased	12/31/2018
Beaumont, Texas	Pipe Threading Facility, Fabrication, Warehouse & Administrative Offices	42,786	40	Owned	
Dubai	Service Facility of Solids Control Equipment, Screens & Spare Parts, Inventory Warehouse, Sales, Rentals & Administrative Offices	14,569	1	Leased	10/31/2012
Rio de Janeiro, Brazil	Service and Repair Center, and Distribution Operations	12,116	1	Leased	M-T-M

Location	Description	Building Size (SqFt)	Property Size (Acres)	Owned / Leased	Lease Termination Date
Distribution:					
Manchester, England	Manufacturing, Assembly & Testing of PC Pumps and Expendable Parts, Administrative & Sales Offices	244,000	11	Owned	
Houston, Texas	Distribution and Warehouse	120,423	19	Building Owned*	12/31/2021
Lloydminster, Canada	Lloydminster Distribution Operations; Applied Products Facility	114,100	23	Leased	5/31/2019
Edmonton, Canada	Redistribution Center	100,000	7	Leased	1/31/2014
Corporate:					
Houston, Texas	Corporate and Shared Administrative Offices	337,019	14	Leased	5/31/2017

* Building owned but land leased.

We own or lease more than 145 repair and manufacturing facilities that refurbish and manufacture new equipment and parts, and approximately 215 distribution service centers, and 465 service centers that provide inspection and equipment rental worldwide.

ITEM 3. LEGAL PROCEEDINGS

We have various claims, lawsuits and administrative proceedings that are pending or threatened, all arising in the ordinary course of business, with respect to commercial, product liability and employee matters. Although no assurance can be given with respect to the outcome of these or any other pending legal and administrative proceedings and the effect such outcomes may have, we believe any ultimate liability resulting from the outcome of such claims, lawsuits or administrative proceedings will not have a material adverse effect on our consolidated financial position, results of operations or cash flows. See Note 12 to the Consolidated Financial Statements.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the quarter ended December 31, 2009.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is traded on the New York Stock Exchange (NYSE) under the symbol "NOV". The following table sets forth, for the calendar periods indicated, the range of high and low closing prices for the common stock, as reported by the NYSE.

	2009				2008			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Common stock sale price:								
High	$ 33.64	$ 40.08	$ 44.38	$ 49.82	$ 76.81	$ 91.55	$ 90.43	$ 47.06
Low	$ 22.35	$ 29.27	$ 29.55	$ 40.89	$ 51.49	$ 60.17	$ 45.61	$ 17.86
Cash dividends per share	$ —	$ —	$ —	$ 1.10	$ —	$ —	$ —	$ —

As of February 16, 2010, there were 3,204 holders of record of our common stock. Many stockholders choose to own shares through brokerage accounts and other intermediaries rather than as holders of (excluding individual participants in securities positions listing) record so the actual number of stockholders is unknown but significantly higher.

On November 11, 2009 National Oilwell Varco's Board of Directors approved a special one-time cash dividend of $1.00 per share of common stock along with the commencement of a regular quarterly dividend of $0.10 per share. The special cash dividend and the first quarterly dividend were paid on December 16, 2009 to each stockholder of record on December 2, 2009. The declaration and payment of future dividends is at the discretion of the Company's Board of Directors and will be dependent upon the Company's results of operations, financial condition, capital requirements and other factors deemed relevant by the Board of Directors.

On August 22, 2007, the Company's Board of Directors approved a two-for-one stock split in the form of a stock dividend to the Company's stockholders of record on September 7, 2007, with distribution of shares on September 28, 2007. The total number of authorized common stock shares and associated par value were unchanged by this action. All per-share amounts in the financial statements reflect the stock split for all periods presented. The effect of the common stock split is reflected on the Consolidated Balance Sheet in "Common stock" and "Additional paid-in capital."

The information relating to our equity compensation plans required by Item 5. "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities" is incorporated by reference to such information as set forth in Item 12. "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" contained herein.

PERFORMANCE GRAPH

The graph below compares the cumulative total shareholder return on our common stock to the S&P 500 Index and the S&P Oil & Gas Equipment & Services Index. The total shareholder return assumes $100 invested on December 31, 2004 in National Oilwell Varco, Inc., the S&P 500 Index and the S&P Oil & Gas Equipment & Services Index. It also assumes reinvestment of all dividends. The peer group is weighted based on the market capitalization of each company. The results shown in the graph below are not necessarily indicative of future performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among National Oilwell Varco, Inc., The S&P 500 Index And The S&P Oil & Gas Equipment & Services Index



$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
12/04
12/05
12/06
12/07
12/08
12/09
National Oilwell Varco, Inc.
S&P 500
S&P Oil & Gas Equipment & Services

*$100 invested on 12/31/04 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

	12/04	12/05	12/06	12/07	12/08	12/09
National Oilwell Varco, Inc.	100.00	177.67	173.36	416.32	138.51	256.26
S&P 500	100.00	104.91	121.48	128.16	80.74	102.11
S&P Oil & Gas Equipment & Services	100.00	148.56	171.65	253.87	103.64	165.61

This information shall not be deemed to be "soliciting material" or to be "filed" with the Commission or subject to Regulation 14A (17 CFR 240.14a-1-240.14a-104), other than as provided in Item 201(e) of Regulation S-K, or to the liabilities of section 18 of the Exchange Act (15 U.S.C. 78r).

ITEM 6. SELECTED FINANCIAL DATA

	Years Ended December 31,				
	2009	2008 (1)	2007	2006	2005 (2)
	(in millions, except per share data)				
Operating Data:					
Revenue	$ 12,712	$ 13,431	$ 9,789	$ 7,026	$ 4,645
Operating profit	2,315	2,918	2,044	1,111	477
Income before taxes	2,208	2,961	2,029	1,049	430
Net income attributable to Company	$ 1,469	$ 1,952	$ 1,337	$ 684	$ 287
Net income per share					
Basic	$ 3.53	$ 4.91	$ 3.77	$ 1.95	$ 0.92
Diluted	$ 3.52	$ 4.90	$ 3.76	$ 1.93	$ 0.91
Cash dividends per share	$ 1.10	$ —	$ —	$ —	$ —
Other Data:					
Depreciation and amortization	$ 490	$ 402	$ 214	$ 161	$ 115
Capital expenditures	$ 250	$ 379	$ 252	$ 200	$ 105
Balance Sheet Data:					
Working capital	$ 5,424	$ 4,034	$ 3,567	$ 2,300	$ 1,811
Total assets	$ 21,532	$ 21,479	$ 12,115	$ 9,019	$ 6,679
Long-term debt, less current maturities	$ 876	$ 870	$ 738	$ 835	$ 836
Total Company stockholders' equity	$ 14,113	$ 12,628	$ 6,661	$ 5,024	$ 4,194

---

(1) Financial results of Grant Prideco have been included in our Consolidated Financial Statements beginning April 21, 2008, the date the Grant Prideco merger was completed and each of Grant Prideco's common shares were exchanged for .4498 shares of our common stock and $23.20 in cash. Financial information for prior periods and dates may not be comparable with 2008 due to the impact of this business combination on our financial position and results of operation. See Note 3 to the Consolidated Financial Statements for a description of the Grant Prideco merger and related adjusted financial information.

(2) Financial results of Varco International, Inc. ("Varco") have been included in our Consolidated Financial Statements beginning March 11, 2005, the date the Varco merger was completed and Varco common shares were exchanged for our common shares. Financial information for other periods may not be comparable with 2005 due to the impact of this business combination on our financial position and results of operation. Results for the year ended December 31, 2005 include integration costs associated with the Varco merger of $32 million and stock-based compensation costs of $16 million related to the amortization expense of options assumed in the Varco merger.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General Overview

The Company is a leading worldwide provider of highly engineered drilling and well-servicing equipment, products and services to the exploration and production segments of the oil and gas industry. With operations in over 825 locations across six continents, we design, manufacture and service a comprehensive line of drilling and well servicing equipment; sell and rent drilling motors, specialized downhole tools, and rig instrumentation; perform inspection and internal coating of oilfield tubular products; provide drill cuttings separation, management and disposal systems and services; provide expendables and spare parts used in conjunction with our large installed base of equipment; and provide supply chain management services through our distribution network. We also manufacture coiled tubing, manufacture high pressure fiberglass and composite tubing, and sell and rent advanced in-line inspection equipment to makers of oil country tubular goods. We have a long tradition of pioneering innovations which improve the cost-effectiveness, efficiency, safety, and environmental impact of oil and gas operations.

Our revenues and operating results are directly related to the level of worldwide oil and gas drilling and production activities and the profitability and cash flow of oil and gas companies and drilling contractors, which in turn are affected by current and anticipated prices of oil and gas. Oil and gas prices have been and are likely to continue to be volatile. See "Risk Factors". We conduct our operations through three business segments: Rig Technology, Petroleum Services & Supplies and Distribution Services. See Item 1. "Business" for a discussion of each of these business segments.

Operating Environment Overview

Our results are dependent on, among other things, the level of worldwide oil and gas drilling, well remediation activity, the price of crude oil and natural gas, capital spending by other oilfield service companies and drilling contractors, and the worldwide oil and gas inventory levels. Key industry indicators for the past three years include the following:

	2009*	2008*	2007*	% 2009 v 2008	% 2009 v 2007
Active Drilling Rigs:					
U.S.	1,086	1,878	1,767	(42.2%)	(38.5%)
Canada	221	379	344	(41.7%)	(35.8%)
International	997	1,079	1,005	(7.6%)	(0.8%)
Worldwide	2,304	3,336	3,116	(30.9%)	(26.1%)
West Texas Intermediate Crude Prices (per barrel)	$ 61.65	$ 99.63	$ 72.33	(38.1%)	(14.8%)
Natural Gas Prices ($/mmbtu)	$ 3.95	$ 8.86	$ 6.97	(55.4%)	(43.3%)

* Averages for the years indicated. See sources below.

The following table details the U.S., Canadian, and international rig activity and West Texas Intermediate Oil prices for the past nine quarters ended December 31, 2009 on a quarterly basis:

Industry Trends



Rig Counts and Oil Prices
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
-
Total Number of Rigs
$140.00
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$-
West Texas Int. (Price per Barrel)

	4Q07	1Q08	2Q08	3Q08	4Q08	1Q09	2Q09	3Q09	4Q09
Total Rigs	3,163	3,324	3,117	3,505	3,395	2,681	2,009	2,130	2,397
Canada	356	507	169	432	408	329	90	167	278
US	1,790	1,771	1,864	1,978	1,898	1,326	936	974	1,108
International	1,017	1,046	1,084	1,095	1,089	1,026	983	989	1,011
W. TX Int. ($)	$90.85	$97.87	$124.05	$118.40	$58.18	$42.91	$59.44	$68.20	$76.06

Source: Rig count: Baker Hughes, Inc. (www.bakerhughes.com); West Texas Intermediate Crude Price: Department of Energy, Energy Information Administration (www.eia.doe.gov).

The average price per barrel of West Texas Intermediate Crude was $61.65 per barrel in 2009, a decrease of 38.1% over the average price for 2008 of $99.63 per barrel. Average natural gas prices were $3.95 per mmbtu, a decrease of 55.4% compared to the 2008 average of $8.86 per mmbtu. Lower oil prices led to reduced rig activity worldwide, decreasing 30.9% for the full year in 2009 compared to 2008. Average crude oil prices for the fourth quarter of 2009 was $76.06 per barrel and natural gas was $4.34 per mmbtu.

At February 5, 2010, there were 1,335 rigs actively drilling in the U.S., compared to 1,189 rigs at December 31, 2009; an increase of 12.3% from year-end 2009 levels. The price of oil and gas had dropped to $71.15 per barrel and $5.52 per mmbtu, respectively, at February 5, 2010 representing 10.4% (oil) and 5.2% (gas) declines from the end of 2009.

EXECUTIVE SUMMARY

National Oilwell Varco produced $1.5 billion in net income or $3.52 per fully diluted share in 2009. Revenues of $12.7 billion declined five percent from 2008 as stated, but declined nine percent when including full-year 2008 pro forma sales for Grant Prideco, which the Company acquired in April 2008. Operating profit was $2.3 billion in 2009, compared to $2.9 billion in 2008. Generally 2009 was a more challenging year than 2008, as a worldwide recession led to lower demand for oil and gas and lower commodity prices, which led in turn to lower oil and gas drilling activity. This development negatively affected many of our businesses, but was partly offset by results from our Rig Technology segment which carried a high level of contracted work into the year, and produced higher year-over-year revenues. Profitability was adversely affected by intangible asset impairment, transaction, voluntary early retirement and other restructuring charges in 2009 that totaled $234 million pre-tax or $0.37 per dilutive share after tax. Excluding these items earnings would have been $3.89 per diluted share.

For its fourth quarter ended December 31, 2009, National Oilwell Varco generated earnings of $394 million or $0.94 per fully diluted share, on revenues of $3.1 billion. Compared to the fourth quarter of 2008 revenue declined 18 percent and net income attributable to the Company declined 33 percent. Compared to the third quarter of 2009 revenue increased two percent and net income attributable to the Company increased two percent. Fourth quarter 2009 operating profit was $622 million or 19.8 percent of sales, compared to $618 million or 20.0 percent of sales in the third quarter of 2009, and $877 million or 23.0 percent of sales in the fourth quarter of 2008, excluding transaction and restructuring charges from all periods. Year-over-year quarterly declines across all segments were a result of lower activity and pricing in most oilfield markets. The modest sequential improvement in the fourth quarter of 2009 was driven by higher sequential activity in North American markets driving better results from the Company's Petroleum Services & Supplies and Distribution Services segments, offset by slightly lower results from Rig Technology.

Oil & Gas Equipment and Services Market

Worldwide developed economies turned down sharply late in 2008 as looming housing-related asset write-downs at major financial institutions paralyzed credit markets and sparked a serious global banking crisis. Major central banks have responded vigorously, but credit and financial markets have not yet fully recovered, and a credit-driven worldwide economic recession deepened during the second quarter. Asset and commodity prices, including oil and gas prices, have declined sharply. After rising steadily for six years to peak at around $147 per barrel earlier in 2008, oil prices collapsed back to average $42.91 per barrel during the first quarter of 2009, but have been recovering steadily to average $76.06 per barrel during the fourth quarter of 2009. Higher oil and gas prices over the past several years led to high levels of exploration and development drilling in many oil and gas basins around the globe by 2008, but activity slowed sharply in 2009 with lower oil and gas prices and tightening credit availability.

The count of rigs actively drilling in the U.S. as measured by Baker Hughes (a good measure of the level of oilfield activity and spending) peaked at 2,031 rigs in September 2008, but decreased to a low of 876 in June 2009. Rig count has increased to 1,335 in February 2010, and averaged 1,108 rigs during the fourth quarter of 2009. Many oil and gas operators reliant on external financing to fund their drilling programs significantly curtailed their drilling activity earlier in the year, but drilling appears to be recovering across North America as gas prices firmed above $4.00 per mmbtu (the fourth quarter average was $4.34 per mmbtu). Most international activity is driven by oil exploration and production by national oil companies, which has historically been less susceptible to short-term commodity price swings, but the international rig count has exhibited modest declines nonetheless, falling from its September 2008 peak of 1,108 to 986 in September 2009, but recently climbing back to 1,047 in January 2010. During the year the Company saw its Petroleum Services & Supplies and its Distribution Services margins affected most acutely by a drilling downturn, through both volume and price declines; nevertheless, both of these segments saw prices stabilize and revenues recover modestly from the third quarter to the fourth quarter. The Company's Rig Technology segment was less impacted through the year owing to its high level of contracted backlog and strong execution during the year.

Recent downturns followed an extended period of high drilling activity which fueled strong demand for oilfield services between 2003 and 2008. Incremental drilling activity through the upswing shifted toward harsh environments, employing increasingly sophisticated technology to find and produce reserves. Higher utilization of drilling rigs tested the capability of the world's fleet of rigs, much of which is old and of limited capability. Technology has advanced significantly since most of the existing rig fleet was built. The industry invested little during the late 1980's and 1990's on new drilling equipment, but drilling technology progressed steadily nonetheless, as the Company and its competitors continued to invest in new and better ways of drilling. As a consequence, the safety, reliability, and efficiency of new, modern rigs surpass the performance of most of the older rigs at work today. Drilling rigs are now being pushed to drill deeper wells, more complex wells, highly deviated wells and horizontal wells, tasks which require larger rigs with more capabilities. The drilling process effectively consumes the mechanical components of a rig, which wear out and need periodic repair or replacement. This process was accelerated by very high rig utilization and wellbore complexity. Drilling consumes rigs; more complex and challenging drilling consumes rigs faster.

The industry responded by launching many new rig construction projects since 2005 to: 1.) retool the existing fleet of jackup rigs (according to Offshore Data Services, 72 percent of the existing 457 jackup rigs are more than 25 years old); 2.) replace older mechanical and DC electric land rigs with improved AC power, electronic controls, automatic pipe handling and rapid rigup and rigdown technology; and 3.) build out additional deepwater floating drilling rigs, including semisubmersibles and drillships, to employ recent advancements in deepwater drilling to exploit unexplored deepwater basins. We believe that the newer rigs offer considerably higher efficiency, safety, and capability, and that many will effectively replace a portion of the existing fleet, and that declining dayrates may accelerate the retirement of older rigs. As a result of these trends the Company's Rig Technology segment grew its backlog of capital equipment orders from $0.9 billion at March 31, 2005, to $11.8 billion at September 30, 2008. However, as a result of the credit crisis and slowing drilling activity, orders have declined below amounts flowing out of backlog as revenue, causing the backlog to decline to $6.4 billion at December 31, 2009.

The land rig backlog comprised 11 percent, and equipment destined for offshore operations comprised 89 percent of the total backlog as of December 31, 2009. Equipment destined for international markets totaled 92 percent of the backlog. The Company believes that its existing contracts for rig equipment are very strong in that they carry significant down payment and progress billing terms favorable to the ultimate completion of these projects, and generally do not allow customers to cancel projects for convenience. During 2009 the Company removed $259 million in discontinued orders on cancelled projects and project change orders requested by customers. We do not expect the credit crisis or softer market to result in additional material cancellation of contracts or abandonment of major projects; however, there can be no assurance that such discontinuance of projects will not occur. The Company had approximately $274 million of projects in its December 31, 2009 backlog that it considers at risk.

Segment Performance

Rig Technology generated a record $8.1 billion in revenue and $2.3 billion in operating profit in 2009, producing operating margins for the segment of 28.2 percent, excluding transaction and restructuring charges. The segment generated 55 percent operating profit leverage or flow-through (the change in operating profit divided by the change in revenue period-to-period) on eight percent higher sales as compared to 2008, excluding charges. Revenue out of backlog of $6.2 billion increased 18 percent from the prior year. Execution of the backlog orders was very strong, which led to higher margin performance for the Rig Technology segment in the third quarter due to excellent cost control, deflation in certain inputs, greater experience building and commissioning rigs which enables better efficiencies, and somewhat better foreign currency exchange movements. As a result our estimated costs to complete projects declined steadily through 2009. As of December 31, 2009 the scheduled outflow of revenue from backlog is expected to be approximately $4.6 billion in 2010, and $1.5 billion for 2011, and $0.3 billion in 2012. From 2005 through the current quarter, the segment has delivered over 70 newly built offshore rigs. Aftermarket spare parts and services revenue was $1.4 billion in 2009 or 17 percent of total segment sales. The balance of Rig Technology revenues were smaller capital items which the Company does not book into its backlog. These items were adversely affected by lower purchases by many land contractors in view of markedly softer drilling demand during the year. Demand for offshore rigs and equipment is strongest in Brazil, owing to significant drilling equipment needs to develop new ultradeepwater discoveries, and the segment also continues to pursue a variety of new offshore rig, intervention vessel, FPSO and platform upgrade opportunities in other markets. However, tight credit markets and fewer committed term contracts for rigs by oil and gas companies as compared to market conditions in 2006-2008 are adversely affecting new orders. Demand for land rig and well stimulation equipment has also been very slow, except for the Middle East and certain Latin American markets, but resumed late in the year in the U.S. Additionally, demand for coiled tubing units and pressure pumping equipment for both North America and international markets also recovered late in the year.

The Petroleum Services & Supplies segment generated revenues of $3.7 billion and operating profit of $0.5 billion or 12.1 percent of sales in 2009, excluding impairment, transaction and restructuring charges. Revenues declined 29 percent from 2008, when including pro forma revenue for Grant Prideco, and decremental operating leverage or flow-through was 55 percent from 2008, excluding charges, due to a high level of price discounting on most products and services through the year. Prices appeared to stabilize during the fourth quarter of 2009, settling roughly 25 percent below peak pricing levels of 2008 (although some products and services are at greater, and some at lesser, levels of discounting). Sharply rising North American rig counts led to modestly tightening supplies of many of the segment's products, which contributed to the stabilization. As working rigs were stacked during 2009 their owners tended to cannibalize consumables and smaller capital items from these rather than purchase goods from the Company. During the fourth quarter some of these rigs were restocked with new goods, which led to new orders for the Company and benefitted its fourth quarter results in North America. International demand remained somewhat stable, and did not turn down as sharply earlier in the year as gas-driven North American drilling. Drill pipe sales remain challenged due to the large amount of idle drill pipe inventory remaining with drilling contractors. Nevertheless, drill pipe margins have remained good due to lower costs and a positive mix shift toward premium drill pipe, for new offshore rigs being delivered, and for complex horizontal and extended reach drilling programs onshore. We do not expect drill pipe demand to recover significantly until inventories are depleted through consumption, late in 2010 at the earliest. In total the Petroleum Services & Supplies segment generated approximately 47 percent of its sales into North American markets, and 53 percent of its sales into international markets, during 2009.

The Distribution Services segment generated total sales of $1.4 billion in 2009, down 24 percent from 2008 sales. Operating profit excluding transaction and restructuring charges was $50 million or 3.7 percent of sales. Decremental operating leverage or flow-through was 19 percent on the $422 million sales decline from the prior year, higher than the segment's historical average, due largely to price discounting in North America, which comprised 70 percent of the segment's revenue in 2009. The segment's lower results were driven by a much lower level of drilling activity, which led to intense price pressure and lower volumes for the group. International results were generally much more stable in 2009 as compared to 2008, as higher sales of artificial lift products into Latin America helped offset declines elsewhere. The segment posted 8 percent higher quarterly sequential results in the fourth quarter of

2009 as the North American rig count moved up sharply and customers ordered MRO supplies for rigs going back to work. Specifically new unconventional shale gas fields in the Marcellus, Haynesville, Bakken and other areas led most of the recovery.

Outlook

The credit market downturn, global recession, and lower commodity prices presented significant challenges to our business in 2009. Consequently we remain cautious in our outlook for 2010, but we believe we are seeing signs of stabilization in many of our markets, and are encouraged by limited demand growth in North America seen late in the year. Order levels for new drilling rigs declined significantly in 2009 as compared to 2008, but we continue to bid a number of large projects, including up to 28 new offshore floating rigs to be built in Brazil. We are hopeful that these will translate into more orders during the coming year, assuming, among other things, that rig dayrates generally hold up well; that commodity prices remain high; and that broad economic conditions do not deteriorate further. North American land gas drilling activity, particularly by independent gas producers reliant on external financing, fell sharply early in 2009, but we believe better commodity prices are leading to recovery as we enter 2010. Our outlook for international markets, which are more driven by national oil company activity and are historically less volatile, remains good owing to high and stable oil price levels established through the second half of 2009.

Our outlook for the Company's Petroleum Services & Supplies segment and Distribution Services segment remains closely tied to the rig count, particularly in North America. If the rig count continues to increase we expect these segments to benefit from higher demand for the services, consumables and capital items they supply. The Rig Technology segment was less affected by the downturn during 2009 due to the strength of its backlog, but as the backlog has declined we expect to see revenues and margins decline through 2010 as well.

On January 8, 2010, the Venezuelan government announced a currency devaluation which included a two tier exchange rate system. The Company has net assets employed in Venezuela of approximately $80 million, and generated revenue and operating profit of approximately $75 million and $10 million, respectively, in 2009. We expect to incur a pre-tax charge between $20 million and $30 million in the first quarter of 2010 related to the impact of the currency devaluation and changes to social regulations impacting our operations in Venezuela.

The Company believes it is well positioned to continue to manage through this downturn, and should benefit from its strong balance sheet and capitalization, access to credit, and a high level of contracted orders which are expected to continue to generate earnings in the coming year. The Company has a long history of cost-control and downsizing in response to depressed market conditions, and of executing strategic acquisitions during difficult periods. Such a period may present opportunities to the Company to effect new organic growth and acquisition initiatives, and we remain hopeful that a downturn will generate new opportunities.

Results of Operations

Years Ended December 31, 2009 and December 31, 2008

The following table summarizes the Company's revenue and operating profit by operating segment in 2009 and 2008. The actual results include results from Grant Prideco operations from the acquisition date of April 21, 2008 (in millions):

	Years Ended December 31,		Variance	
	2009	2008	$	%
Revenue:				
Rig Technology	$ 8,093	$ 7,528	$ 565	7.5%
Petroleum Services & Supplies	3,745	4,651	(906)	(19.5%)
Distribution Services	1,350	1,772	(422)	(23.8%)
Eliminations	(476)	(520)	44	(8.5%)
Total Revenue	$ 12,712	$ 13,431	$ (719)	(5.4%)
Operating Profit:				
Rig Technology	$ 2,283	$ 1,970	$ 313	15.9%
Petroleum Services & Supplies	301	1,044	(743)	(71.2%)
Distribution Services	50	130	(80)	(61.5%)
Unallocated expenses and eliminations	(319)	(226)	(93)	41.2%
Total Operating Profit	$ 2,315	$ 2,918	$ (603)	(20.7%)
Operating Profit %:				
Rig Technology	28.2%	26.2%		
Petroleum Services & Supplies	8.0%	22.4%		
Distribution Services	3.7%	7.3%		
Total Operating Profit %	18.2%	21.7%		

Rig Technology

Rig Technology revenue for the year ended December 31, 2009 was $8,093 million, an increase of $565 million (7.5%) compared to 2008. Revenue out of backlog increased $934 million or 18% from 2008 due to an increase in the number of large rig projects delivered this year. Non-backlog revenue decreased $369 million or 17% compared to 2008, largely due to lower spare parts and capital equipment sales as North American land drillers and pressure pumpers decreased their capital spending in 2009.

Operating profit from Rig Technology was $2,283 million for the year ended December 31, 2009, an increase of $313 million (15.9%) over the same period of 2008. Operating profit percentage increased to 28.2%, up from 26.2% in 2008 primarily due to the increased manufacturing efficiencies and revision of cost estimates on large rig projects as a result of favorable pricing from vendors.

The Rig Technology group monitors its capital equipment backlog to plan its business. New orders are added to backlog only when we receive a firm written order for major drilling rig components or a signed contract related to a construction project. The capital equipment backlog was $6.4 billion at December 31, 2009, a decrease of $4.7 billion (42.3%) from backlog of $11.1 billion at December 31, 2008. Approximately $4.6 billion of the current backlog is expected to be delivered in 2010.

Petroleum Services & Supplies

Revenue from Petroleum Services & Supplies was $3,745 million for 2009 compared to $4,651 million for 2008, a decrease of $906 million (19.5%). The decrease was primarily attributable to a 42% decline in North American average rig count activity in 2009 compared to 2008.

Operating profit from Petroleum Services & Supplies was $301 million for 2009 compared to $1,044 million for 2008, a decrease of $743 million (71.2%). Operating profit percentage decreased to 8.0% down from 22.4% in 2008. The decrease was primarily due to reduced North American rig count activity combined with strong price competition. In addition, a $147 million impairment charge was incurred on the carrying value of a trade name associated with this segment in the second quarter of 2009.

Distribution Services

Revenue from Distribution Services totaled $1,350 million for 2009, a decrease of $422 million (23.8%) from 2008. The decrease in revenue is mainly concentrated in the North American region as average drilling activity declined 42% in 2009 compared to the prior year.

Operating profit decreased in 2009 to $50 million compared to $130 million in 2008. Operating profit percentage decreased to 3.7% in 2009 from 7.3% in 2008 as a result of strong price competition and volume declines as North American rig activity declined.

Unallocated expenses and eliminations

Unallocated expenses and eliminations were $319 million for the year ended December 31, 2009 compared to $226 million for 2008. The increase in unallocated expenses and eliminations was primarily due to the voluntary retirement costs of $46 million. Acquisition costs also contributed to the increase from 2008.

Interest and financial costs

Interest and financial costs were $53 million for 2009 compared to $67 million for 2008. The decrease in interest and financial costs were primarily a direct result of the repayment of borrowings on the Company's credit facility used to purchase Grant Prideco, the repayment of the Company's 7.5% Senior Notes and the repayment of a portion of the Company's 6.125% Senior Notes. These repayments occurred during 2008 causing lower debt levels in 2009.

Equity Income in Unconsolidated Affiliate

Equity income in unconsolidated affiliate was $47 million for 2009 compared to $42 million for 2008 and was related to the April 21, 2008 acquisition of Grant Prideco. The income was related to the equity earnings from the Company's 50.01% investment in Voest-Alpine Tubulars ("VAT") located in Kindberg, Austria.

Other income (expense), net

Other income (expense), net was expense, net of $110 million in 2009 compared to income, net of $23 million in 2008. The 2009 expense was primarily due to a net foreign exchange loss of $79 million, as compared to a net foreign exchange gain of $50 million in 2008. The 2009 foreign exchange losses were primarily due to adjustments of our hedge positions as a result of the current economic environment and the strengthening of the Euro, the British pound sterling, Canadian dollar and Norwegian krone compared to the U.S. dollar. See Item 7A. "Quantitative and Qualitative Disclosures About Market Risk" Foreign Currency Exchange Rates.

Provision for income taxes

The effective tax rate for the year ended December 31, 2009 was 33.3% compared to 33.5% for 2008. The tax rate includes $21 million of additional tax provision recognized in the second quarter 2009 on prior year income in Norway. These additional taxes resulted from foreign currency gains on dollar-denominated accounts that were realized for Norwegian tax purposes. The Company expects its income tax rate to be in the 30% to 32% range in 2010.

Years Ended December 31, 2008 and December 31, 2007

The following table summarizes the Company's revenue and operating profit by operating segment in 2008 and 2007. The actual results include results from Grant Prideco operations from the acquisition date of April 21, 2008 (in millions):

	Years Ended December 31,		Variance	
	2008	2007	$	%
Revenue:				
Rig Technology	$ 7,528	$ 5,745	$ 1,783	31.0%
Petroleum Services & Supplies	4,651	3,061	1,590	51.9%
Distribution Services	1,772	1,424	348	24.4%
Eliminations	(520)	(441)	(79)	17.9%
Total Revenue	$ 13,431	$ 9,789	$ 3,642	37.2%
Operating Profit:				
Rig Technology	$ 1,970	$ 1,394	$ 576	41.3%
Petroleum Services & Supplies	1,044	732	312	42.6%
Distribution Services	130	94	36	38.3%
Unallocated expenses and eliminations	(226)	(176)	(50)	28.4%
Total Operating Profit	$ 2,918	$ 2,044	$ 874	42.8%
Operating Profit %:				
Rig Technology	26.2%	24.3%		
Petroleum Services & Supplies	22.4%	23.9%		
Distribution Services	7.3%	6.6%		
Total Operating Profit %	21.7%	20.9%		

Rig Technology

Rig Technology revenue for the year ended December 31, 2008 was $7,528 million, an increase of $1,783 million (31.0%) compared to 2007. Revenue out of backlog increased $1,217 million or 29.8% from 2007 due to the growing market for capital equipment, as evidenced by backlog growth during the first three quarters of 2008. The increase in orders and backlog resulted from continued capital investments by drilling contractors in 2008, primarily related to the international offshore market. Non-backlog revenue increased $567 million or 34.1% over 2007, largely due to increased spare parts sales and service revenues related to the increased drilling activity during the year.

Operating profit from Rig Technology was $1,970 million for the year ended December 31, 2008, an increase of $576 million (41.3%) over the same period of 2007. The increase in operating profit was largely due to the increased activity discussed above as well as improved pricing on large rig contracts and aftermarket products.

The Rig Technology group monitors its capital equipment backlog to plan its business. New orders are added to backlog only when we receive a firm written order for major drilling rig components or a signed contract related to a construction project. The capital equipment backlog was $11.1 billion at December 31, 2008, an increase of $2.1 billion (23.3%) over backlog of $9.0 billion at December 31, 2007.

Petroleum Services & Supplies

Revenue from Petroleum Services & Supplies was $4,651 million for 2008 compared to $3,061 million for 2007, an increase of $1,590 million (51.9%). The increase was mostly attributable to the acquisition of Grant Prideco which contributed sales of $1,435 million since the acquisition date of April 21, 2008. Higher demand for most of the products and services offered by the segment also contributed to the higher revenue compared to 2007. Rig count in North America and international markets during 2008 were up 6.9% and 7.3%, respectively, compared to 2007 averages, prompting higher demand from our services group.

Operating profit from Petroleum Services & Supplies was $1,044 million for 2008 compared to $732 million for 2007, an increase of $312 million (42.6%). Grant Prideco contributed $297 million of operating profit since April 21, 2008. Included in the Grant Prideco operating profit was $89 million of expense recorded in cost of revenue that resulted from the fair value step-up of inventory as part of the purchase accounting valuation of Grant Prideco. The increase was also attributable to higher profitability across most product lines.

Distribution Services

Revenue from Distribution Services totaled $1,772 million in 2008, an increase of $348 million (24.4%) from the prior period. The number of drilling rigs actively searching for oil and gas is a key metric for this business segment. Worldwide rig count increased 7.1% in 2008 compared to 2007, with increases of 10.3%, 7.3% and 6.3% in Canada, international and the U.S. rig activity, respectively. The Company's Distribution Services segment continued efforts to expand in international markets resulted in a 25%

increase in international revenue. The expansion primarily consisted of opening rig stores or facilities that maintain levels of consumables used on rigs, in centrally located areas. In addition, the Company has begun to open stores on individual rigs. After opening its first rig store in 2007, the Company opened eight additional stores during 2008 continuing the efforts to expand its presence both in the U.S. and internationally.

Operating income increased in 2008 to $130 million compared to $94 million in 2007. Margins increased slightly to 7.3% of revenue in 2008 compared to 6.6% of revenue in 2007. The increase in margin was primarily due to the cost reduction actions taken in Canada to offset the weakening demand seen in the later part of 2007 combined with the increase in profit margins from international locations.

Unallocated expenses and eliminations

Unallocated expenses and eliminations were $226 million for the year ended December 31, 2008 compared to $176 million for 2007. The increase in unallocated expenses and eliminations was primarily due to greater inter-segment profit eliminations and greater stock-based compensation expense. The stock-based compensation expense was $61 million and $43 million for the years ended December 31, 2008 and 2007, respectively. The 2008 results also included $11 million of integration costs related to the 2008 acquisition of Grant Prideco.

Interest and financial costs

Interest and financial costs were $67 million for 2008 compared to $50 million for 2007. The increase was primarily due to the borrowings related to the merger with Grant Prideco.

Equity Income in Unconsolidated Affiliate

Equity income in unconsolidated affiliate was $42 million for 2008 and was related to the April 21, 2008 acquisition of Grant Prideco. The income was related to the equity earnings from the Company's 50.01% investment in Voest-Alpine Tubulars ("VAT") located in Kindberg, Austria. The Company's investment in VAT is accounted for under the equity method of accounting due to the minority owner having substantive participating rights. Step-up depreciation and amortization of $8 million was recorded in 2008 related to VAT and charges of $11 million were recorded related to inventory step-up.

Other income (expense), net

Other income (expense), net was an income, net of $23 million and an expense of $18 million for the years ended December 31, 2008 and December 31, 2007, respectively. The 2008 income was primarily due to a net foreign exchange gain which was $50 million for the year ended December 31, 2008, as compared to a net foreign exchange loss of $7 million for the year ended December 31, 2007. The 2008 foreign exchange gains were primarily due to the weakening of the British pound sterling, Canadian dollar and Norwegian krone compared to the U.S. dollar. See Item 7A. "Quantitative and Qualitative Disclosures About Market Risk" Foreign Currency Exchange Rates.

Provision for income taxes

The effective tax rate for the year ended December 31, 2008 was 33.5% compared to 33.3% for 2007. The 2008 rate reflects increasing benefits in the U.S. from the tax incentive for manufacturing activities and a higher percentage of earnings in foreign jurisdictions with lower tax rates. This was partially offset by additional tax provisions related to the Company's decision to repatriate earnings from certain foreign subsidiaries during the year and net higher tax expense in Norway related to movement in exchange rates after the change of the functional currency to the U.S. dollar. The net additional tax expense in Norway included a $46 million charge resulting from realized foreign exchange gains on U.S. dollar denominated assets and liabilities. This was partially offset by a $30 million benefit for the same period, which was reported as provision for income tax, from the remeasurement into U.S. dollars of foreign currency denominated deferred tax assets and liabilities in the balance sheet.

Liquidity and Capital Resources

At December 31, 2009, the Company had cash and cash equivalents of $2,622 million, and total debt of $883 million. At December 31, 2008, cash and cash equivalents were $1,543 million and total debt was $874 million. A portion of the consolidated cash balances are maintained in accounts in various foreign subsidiaries and, if such amounts were transferred among countries or repatriated to the U.S., such amounts may be subject to additional tax obligations. The Company's outstanding debt at December 31, 2009 consisted of $200 million of 5.65% Senior Notes due 2012, $200 million of 7.25% Senior Notes due 2011, $150 million of 6.5% Senior Notes due 2011, $150 million of 5.5% Senior Notes due 2012, $151 million of 6.125% Senior Notes due 2015, and other debt of $32 million.

The Company had $2,073 million of additional outstanding letters of credit at December 31, 2009, primarily in Norway, that are essentially under various bilateral committed letter of credit facilities. Other letters of credit are issued as bid bonds and performance bonds. The Senior Notes contain reporting covenants and the credit facility contains a financial covenant regarding maximum debt to capitalization. We were in compliance with all covenants at December 31, 2009.

There were no borrowings against the Company's unsecured credit facility, and there were $588 million in outstanding letters of credit issued under the facility, resulting in $1,412 million of funds available under the Company's unsecured revolving credit facility at December 31, 2009.

The following table summarizes our net cash flows provided by operating activities, net cash used in investing activities and net cash provided by (used in) financing activities for the periods presented (in millions):

	Years Ended December 31,		
	2009	2008	2007
Net cash provided by operating activities	$ 2,095	$ 2,294	$ 1,188
Net cash used in investing activities	(552)	(2,473)	(575)
Net cash provided by (used in) financing activities	(491)	(74)	150

Operating Activities

Net cash flow provided by operating activities in 2009 decreased $199 million to $2,095 million compared to cash provided by operating activities of $2,294 million in the same period of 2008. Before changes in operating assets and liabilities, net of acquisitions, cash was provided by operations primarily through net income of $1,473 million plus non-cash charges of $704 million and dividends from unconsolidated affiliates of $86 million less $47 million in equity income from the Company's unconsolidated affiliate. Net changes in operating assets and liabilities, net of acquisitions, used cash of $22 million during 2009, compared to $147 million used during 2008.

Investing Activities

Net cash used in investing activities in 2009 was $552 million compared to net cash used in investing of $2,473 million for the same period of 2008. The primary reason for the decrease in cash used in investing activities in 2009 related to a decrease in size of business acquisitions, net of cash acquired, to approximately $573 million compared to $3,008 million used in 2008 which included the purchase of the business and operating assets of Grant Prideco. Sale of equity interest provided $251 million of cash in 2009 compared to business divestitures of $801 million received in 2008 related to the disposition of certain Grant Prideco tubular businesses. In addition, the Company used $250 million for capital expenditures in 2009, compared to $379 million in 2008, received $19 million less in dividends from its unconsolidated affiliate compared to 2008, and included $86 million of the dividends from unconsolidated affiliate received in 2009 in operating activities.

Financing Activities

Net cash used in financing activities in 2009 was $491 million compared to net cash used in financing activities of $74 million for the same period of 2008. The cash used in financing activities in 2009 primarily related to $460 million in cash dividends paid during the last month of 2009. In addition, cash used in financing activities in 2009 related to $47 million cash payments on debt primarily acquired in 2009 acquisitions, offset by cash proceeds from borrowings in the amount of $7 million as well as exercised stock options and excess tax benefit from the exercise of stock options in the amount of $9 million. The borrowings and payments of debt in 2008 primarily relates to the financing of the Grant Prideco acquisition. For 2009, the Company used its cash on hand to fund its acquisitions.

The effect of the change in exchange rates on cash flows was a positive $27 million and a negative $46 million in 2009 and 2008, respectively.

We believe cash on hand, cash generated from operations and amounts available under the credit facility and from other sources of debt will be sufficient to fund operations, working capital needs, capital expenditure requirements and financing obligations. At

December 31, 2009, the Company had $1,412 million of available funds under its revolving credit facility. We also believe increases in capital expenditures caused by any need to increase manufacturing capacity can be funded from operations or through existing available debt financing.

A summary of the Company's outstanding contractual obligations at December 31, 2009 is as follows (in millions):

		Payment Due by Period			
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Contractual Obligations:					
Total debt	$ 883	$ 7	$ 717	$ 6	$ 153
Operating leases	553	122	156	96	179
Total Contractual Obligations	$ 1,436	$ 129	$ 873	$ 102	$ 332
Commercial Commitments:					
Standby letters of credit	$ 2,661	$ 1,762	$ 721	$ 176	$ 2

As of December 31, 2009, the Company had $58 million of unrecognized tax benefits. This represents the tax benefits associated with various tax positions taken, or expected to be taken, on domestic and international tax returns that have not been recognized in our financial statements due to uncertainty regarding their resolution. Due to the uncertainty of the timing of future cash flows associated with these unrecognized tax benefits, we are unable to make reasonably reliable estimates of the period of cash settlement, if any, with the respective taxing authorities. Accordingly, unrecognized tax benefits have been excluded from the contractual obligations table above. For further information related to unrecognized tax benefits, see Note 14 to the Consolidated Financial Statements included in this Report.

We intend to pursue additional acquisition candidates, but the timing, size or success of any acquisition effort and the related potential capital commitments cannot be predicted. We expect to fund future cash acquisitions and capital spending primarily with cash flow from operations and borrowings, including the unborrowed portion of the credit facility or new debt issuances, but may also issue additional equity either directly or in connection with acquisitions. There can be no assurance that additional financing for acquisitions will be available at terms acceptable to us.

Critical Accounting Estimates

In preparing the financial statements, we make assumptions, estimates and judgments that affect the amounts reported. We periodically evaluate our estimates and judgments that are most critical in nature which are related to revenue recognition under long-term construction contracts; allowance for doubtful accounts; inventory reserves; impairments of long-lived assets (excluding goodwill and other indefinite-lived intangible assets); goodwill and other indefinite-lived intangible assets and income taxes. Our estimates are based on historical experience and on our future expectations that we believe are reasonable. The combination of these factors forms the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results are likely to differ from our current estimates and those differences may be material.

Revenue Recognition under Long-term Construction Contracts

The Company uses the percentage-of-completion method to account for certain long-term construction contracts in the Rig Technology group. These long-term construction contracts include the following characteristics:

- the contracts include custom designs for customer specific applications;
- the structural design is unique and requires significant engineering efforts; and
- construction projects often have progress payments.

This method requires the Company to make estimates regarding the total costs of the project, progress against the project schedule and the estimated completion date, all of which impact the amount of revenue and gross margin the Company recognizes in each reporting period. The Company prepares detailed cost to complete estimates at the beginning of each project, taking into account all factors considered likely to affect gross margin. Significant projects and their related costs and profit margins are updated and reviewed at least quarterly by senior management. Factors that may affect future project costs and margins include shipyard access, weather, production efficiencies, availability and costs of labor, materials and subcomponents and other factors as mentioned in "Risk Factors." These factors can significantly impact the accuracy of the Company's estimates and materially impact the Company's future reported earnings.

Historically, the Company's estimates have been reasonably dependable regarding the recognition of revenues and gross profits on percentage of completion contracts. Based upon an analysis of percentage of completion contracts for all open contracts outstanding at

December 31, 2008 and 2007, adjustments (representing the differences between the estimated and actual results) to all outstanding contracts resulted in net changes to gross profit margins of 1% ($53 million on $5.4 billion of outstanding contracts) and 0.8% ($31 million on $3.8 billion of outstanding contracts), respectively. While the Company believes that its estimates on outstanding contracts at December 31, 2009 and in future periods will continue to be reasonably dependable under percentage of completion accounting, the factors identified in the preceding paragraph could result in significant adjustments in future periods. The Company has recorded revenue on outstanding contracts (on a contract-to-date basis) of $8.6 billion at December 31, 2009.

Allowance for Doubtful Accounts

The determination of the collectability of amounts due from customer accounts requires the Company to make judgments regarding future events and trends. Allowances for doubtful accounts are determined based on a continuous process of assessing the Company's portfolio on an individual customer basis taking into account current market conditions and trends. This process consists of a thorough review of historical collection experience, current aging status of the customer accounts, and financial condition of the Company's customers. Based on a review of these factors, the Company will establish or adjust allowances for specific customers. A substantial portion of the Company's revenues come from international oil companies, international shipyards, international oilfield service companies, and government-owned or government-controlled oil companies. Therefore, the Company has significant receivables in many foreign jurisdictions. If worldwide oil and gas drilling activity or changes in economic conditions in foreign jurisdictions deteriorate, the creditworthiness of the Company's customers could also deteriorate and they may be unable to pay these receivables, and additional allowances could be required. At December 31, 2009 and 2008, allowance for bad debts totaled $95 million and $73 million, or 4.3% and 2.3% of gross accounts receivable, respectively.

Historically, the Company's charge-offs and provisions for the allowance for doubtful accounts have been immaterial to the Company's consolidated financial statements. However, because of the risk factors mentioned above, changes in our estimates could become material in future periods.

Inventory Reserves

Inventory is carried at the lower of cost or estimated net realizable value. The Company determines reserves for inventory based on historical usage of inventory on-hand, assumptions about future demand and market conditions, and estimates about potential alternative uses, which are usually limited. The Company's inventory consists of specialized spare parts, work in process, and raw materials to support ongoing manufacturing operations and the Company's large installed base of specialized equipment used throughout the oilfield. Customers rely on the Company to stock these specialized items to ensure that their equipment can be repaired and serviced in a timely manner. The Company's estimated carrying value of inventory therefore depends upon demand driven by oil and gas drilling and well remediation activity, which depends in turn upon oil and gas prices, the general outlook for economic growth worldwide, available financing for the Company's customers, political stability in major oil and gas producing areas, and the potential obsolescence of various types of equipment we sell, among other factors. At December 31, 2009 and 2008, inventory reserves totaled $206 million and $123 million, or 5.9% and 3.1% of gross inventory, respectively.

While inventory reserves and accruals have not had a material impact on the Company's financial results for the periods covered in this report, changes in worldwide oil and gas activity, or the development of new technologies which make older drilling technologies obsolete, could require the Company to record additional allowances to reduce the value of its inventory. Such changes in our estimates could be material under weaker market conditions or outlook.

Impairment of Long-Lived Assets (Excluding Goodwill and Other Indefinite-Lived Intangible Assets)

Long-lived assets, which include property, plant and equipment and identified intangible assets, comprise a significant amount of the Company's total assets. The Company makes judgments and estimates in conjunction with the carrying value of these assets, including amounts to be capitalized, depreciation and amortization methods and estimated useful lives.

The carrying values of these assets are reviewed for impairment at least annually or more frequently whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. We estimate the fair value of these intangible and fixed assets using an income approach. This requires the Company to make long-term forecasts of its future revenues and costs related to the assets subject to review. These forecasts require assumptions about demand for the Company's products and services, future market conditions and technological developments. The forecasts are dependent upon assumptions regarding oil and gas prices, the general outlook for economic growth worldwide, available financing for the Company's customers, political stability in major oil and gas producing areas, and the potential obsolescence of various types of equipment we sell, among other factors. The financial and credit market volatility directly impacts our fair value measurement through our income forecast as well as our weighted-average cost of capital, both key assumptions used in our calculation. Changes to these assumptions, including, but not limited to: further sustained declines in worldwide rig counts below current analysts' forecasts, further collapse of spot and futures prices for oil and gas, significant additional deterioration of external financing for our customers, higher risk premiums or higher cost of equity, or any other significant adverse economic news could require a provision for impairment in a future period. Due to further significant declines in the Company's stock price and oil and gas commodity prices, coupled with unprecedented turbulence in the credit markets, the Company determined a triggering event occurred in the fourth quarter of 2008. The Company performed an impairment analysis at December 31, 2008 which did not result in an impairment charge.

Goodwill and Other Indefinite-Lived Intangible Assets

The Company has approximately $5.5 billion of goodwill and $0.6 billion of other intangible assets with indefinite lives as of December 31, 2009. Generally accepted accounting principles require the Company to test goodwill and other indefinite-lived intangible assets for impairment at least annually or more frequently whenever events or circumstances occur indicating that goodwill or other indefinite-lived intangible assets might be impaired. Events or circumstances which could indicate a potential impairment include, but not limited to: further sustained declines in worldwide rig counts below current analysts' forecasts, further collapse of spot and futures prices for oil and gas, significant additional deterioration of external financing for our customers, higher risk premiums or higher cost of equity. The annual impairment test is performed during the fourth quarter of each year. Based on its analysis, the Company did not report any impairment of goodwill and other indefinite-lived intangible assets for the years ended December 31, 2008 and 2007. As described below, the Company concluded that an indicator of impairment occurred in the second quarter of 2009 and updated its impairment testing at June 30, 2009. Based on its updated analysis, the Company concluded that it did not incur an impairment of goodwill for the period ended June 30, 2009. However, based on the Company's indefinite-lived intangible asset impairment analysis performed during the second quarter of 2009, the Company concluded that it incurred an impairment charge to certain indefinite-lived intangible assets of $147 million at June 30, 2009. The $147 million impairment charge is included in the Company's consolidated income statement for the year ended December 31, 2009.

During the second quarter of 2009, the worldwide average rig count was 2,009 rigs, down 41% from the fourth quarter 2008 average of 3,395 and down 25% from the first quarter 2009 average of 2,681. The second quarter 2009 average rig count represented the lowest quarterly average in the past six years. In addition, the Company's updated forecast was behind the Company's previous forecast completed at the beginning of 2009. While operating profit for the first quarter of 2009 was in line with the Company's first quarter 2009 operating profit forecast, the Company's consolidated operating profit for the second quarter of 2009 was below its second quarter 2009 forecast. As a result of the substantial decline in the worldwide rig count, and the decline in actual/forecasted results compared to the original 2009 forecast, the Company concluded that events or circumstances had occurred indicating that goodwill and other indefinite-lived intangible assets might be impaired as described under Accounting Standards Codification ("ASC") Topic 350 "Intangibles - Goodwill and Other".

Therefore, the Company performed its interim impairment test of goodwill for all its reporting units at the end of the second quarter of 2009. The implied fair value of goodwill is determined by deducting the fair value of a reporting unit's identifiable assets and liabilities from the fair value of that reporting unit as a whole. Fair value of the reporting units is determined in accordance with ASC Topic 820 "Fair Value Measurements and Disclosures" using significant unobservable inputs, or level 3 in the fair value hierarchy. These inputs are based on internal management estimates, forecasts and judgments, using a combination of three methods: discounted cash flow, comparable companies, and representative transactions. While the Company primarily uses the discounted cash flow method to assess fair value, the Company uses the comparable companies and representative transaction methods to validate the discounted cash flow analysis and further support management's expectations, where possible.

The discounted cash flow is based on management's short-term and long-term forecast of operating performance for each reporting unit. The two main assumptions used in measuring goodwill impairment, which bear the risk of change and could impact the Company's goodwill impairment analysis, include the cash flow from operations from each of the Company's individual business units and the weighted average cost of capital. The starting point for each of the reporting unit's cash flow from operations is the detailed annual plan or updated forecast. The detailed planning and forecasting process takes into consideration a multitude of factors including worldwide rig activity, inflationary forces, pricing strategies, customer analysis, operational issues, competitor analysis, capital spending requirements, working capital needs, customer needs to replace aging equipment, increased complexity of drilling, new technology, and existing backlog among other items which impact the individual reporting unit projections. Cash flows beyond the specific operating plans were estimated using a terminal value calculation, which incorporated historical and forecasted financial cyclical trends for each reporting unit and considered long-term earnings growth rates. The financial and credit market volatility directly impacts our fair value measurement through our weighted average cost of capital that we use to determine our discount rate. During times of volatility, significant judgment must be applied to determine whether credit changes are a short-term or long-term trend.

Projections for the remainder of 2009 also reflected declines compared to the original 2009 annual forecast. The Company updated its 2009 operating forecast, long-term forecast, and discounted cash flows based on this information. The goodwill impairment analysis that we performed during the second quarter of 2009 did not result in goodwill impairment as of June 30, 2009.

Other indefinite-lived intangible assets, representing trade names management intends to use indefinitely, were valued using significant unobservable inputs (level 3) and are tested for impairment using the Relief from Royalty Method, a form of the Income

Approach. An impairment is measured and recognized based on the amount the book value of the indefinite-lived intangible assets exceeds its estimated fair value as of the date of the impairment test. Included in the impairment test are assumptions, for each trade name, regarding the related revenue streams attributable to the trade names which are determined consistent with the forecasting process described above, the royalty rate, and the discount rate applied. Based on the Company's indefinite-lived intangible asset impairment analysis performed during the second quarter of 2009, the Company incurred an impairment charge of $147 million in the Petroleum Services & Supplies segment related to a partial impairment of the Company's Grant Prideco trade name. The impairment charge was primarily the result of the substantial decline in worldwide rig counts through June 2009, declines in forecasts in rig activity for the remainder of 2009, 2010, and 2011 compared to rig count forecast at the beginning of 2009 and a decline in the revenue forecast for the drill pipe business unit for the remainder of 2009, 2010, and 2011.

During the fourth quarter of 2009, the Company further updated its impairment testing using current operating forecasts and discounted cash flows. In the third and fourth quarters of 2009, both rig activity and commodity prices began to increase. Rig count increased 4% to an average of 2,130 in the third quarter and increased another 13% to an average of 2,397 in the fourth quarter. Average West Texas Intermediate Crude prices reached $76.06 in the fourth quarter of 2009, an increase of 28% from an average of $59.44 in the second quarter of 2009. In addition, by the end of the fourth quarter, average natural gas prices increased to $4.34, a 17% increase from the second quarter 2009 average of $3.71.

The impairment analysis that we performed during the fourth quarter of 2009 resulted in no impairment of the Company's goodwill and no additional impairment for the Company's other indefinite-lived intangible assets for the year ended December 31, 2009.

Along with the normal impairment analysis, the Company performed a sensitivity analysis on the projected results, the goodwill and the other indefinite-lived intangible asset impairment analysis assuming revenue for each individual reporting unit for goodwill and each individual indefinite-lived intangible asset decreased an additional 20% from the current projections for 2010, 2011 and 2012, while holding all other factors constant and no impairment was identified. Additionally, if the Company were to increase its discount rate 100 basis points, while keeping all other assumptions constant, there would be no impairments in any of the goodwill associated with the Company's reporting units or any of the Company's indefinite-lived intangible assets. While the Company does not believe that these events (20% drop in additional revenue for the next three years or 100 basis point increases in weighted average costs of capital) or changes are likely to occur, it is reasonably possible these events could transpire if market conditions worsen and if the market fails to continue to recover in 2010 and/or 2011. Any significant changes to these assumptions and factors could have a material impact on the Company's goodwill impairment analysis. Inherent in our projections are key assumptions relative to how long the current downward cycle might last.

Service and Product Warranties

The Company provides service and warranty policies on certain of its products. The Company accrues liabilities under service and warranty policies based upon specific claims and a review of historical warranty and service claim experience in accordance with ASC Topic 450 "Contingencies" ("ASC Topic 450"). Adjustments are made to accruals as claim data and historical experience change. In addition, the Company incurs discretionary costs to service its products in connection with product performance issues and accrues for them when they are encountered. At December 31, 2009 and 2008, service and product warranties totaled $217 million and $114 million, respectively.

Income Taxes

The Company is a U.S. registered company and is subject to income taxes in the U.S. The Company operates through various subsidiaries in a number of countries throughout the world. Income taxes have been provided based upon the tax laws and rates of the countries in which the Company operates and income is earned.

The Company's annual tax provision is based on expected taxable income, statutory rates and tax planning opportunities available in the various jurisdictions in which it operates. The determination and evaluation of the annual tax provision and tax positions involves the interpretation of the tax laws in the various jurisdictions in which the Company operates. It requires significant judgment and the use of estimates and assumptions regarding significant future events such as the amount, timing and character of income, deductions and tax credits. Changes in tax laws, regulations, and treaties, foreign currency exchange restrictions or the Company's level of operations or profitability in each jurisdiction could impact the tax liability in any given year. The Company also operates in many jurisdictions where the tax laws relating to the pricing of transactions between related parties are open to interpretation, which could potentially result in aggressive tax authorities asserting additional tax liabilities with no offsetting tax recovery in other countries.

The Company maintains liabilities for estimated tax exposures in jurisdictions of operation. The annual tax provision includes the impact of income tax provisions and benefits for changes to liabilities that the Company considers appropriate, as well as related interest. Tax exposure items primarily include potential challenges to intercompany pricing and certain operating expenses that may not be deductible in foreign jurisdictions. These exposures are resolved primarily through the settlement of audits within these tax jurisdictions or by judicial means. The Company is subject to audits by federal, state and foreign jurisdictions which may result in proposed assessments. The Company believes that an appropriate liability has been established for estimated exposures under the guidance in ASC Topic 740 "Income Taxes" (ASC Topic 740"). However, actual results may differ materially from these estimates. The Company reviews these liabilities quarterly and to the extent audits or other events result in an adjustment to the liability accrued for a prior year, the effect will be recognized in the period of the event.

The Company currently has recorded valuation allowances that the Company intends to maintain until it is more likely than not the deferred tax assets will be realized. Income tax expense recorded in the future will be reduced to the extent of decreases in the Company's valuation allowances. The realization of remaining deferred tax assets is primarily dependent on future taxable income. Any reduction in future taxable income including but not limited to any future restructuring activities may require that the Company record an additional valuation allowance against deferred tax assets. An increase in the valuation allowance would result in additional income tax expense in such period and could have a significant impact on future earnings.

The Company has not provided for deferred taxes on the unremitted earnings of certain subsidiaries that are permanently reinvested. Should the Company make a distribution from the unremitted earnings of these subsidiaries, the Company may be required to record additional taxes. Unremitted earnings of these subsidiaries were $2,764 million and $2,255 million at December 31, 2009 and 2008, respectively. The Company makes an annual determination whether to permanently reinvest these earnings. If, as a result of these reassessments, the Company distributes these earnings in the future, additional tax liability would result, offset by any available foreign tax credits.

The Company does not believe it is possible to reasonably estimate the potential impact of changes to the assumptions and estimates identified because the resulting change to our tax liability, if any, is dependent on numerous factors which cannot be reasonably estimated. These include, among others, the amount and nature of additional taxes potentially asserted by local tax authorities; the willingness of local tax authorities to negotiate a fair settlement through an administrative process; the impartiality of the local courts; and the potential for changes in the tax paid to one country to either produce, or fail to produce, an offsetting tax change in other countries.

Recently Issued Accounting Standards

In April 2009 the FASB issued ASC Topic 805, "Business Combinations" ("ASC Topic 805"). ASC Topic 805 amends the provisions for the initial recognition and measurement, subsequent measurement and accounting, and disclosures for assets and liabilities arising from contingencies in business combinations. ASC Topic 805 is effective for contingent assets and contingent liabilities acquired in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company expects ASC Topic 805 will have a future impact on its consolidated financial statements, but the nature and magnitude of the specific effects will depend upon the nature, term and size of the acquired contingencies.

In April 2009, the FASB issued ASC Topic 825, "Financial Instruments" ("ASC Topic 825"). ASC Topic 825 extends the annual disclosure requirements regarding the fair value of financial instruments to interim financial statements of publicly traded companies. ASC Topic 825 is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. On June 1, 2009, the Company adopted ASC Topic 825. There was no significant impact to the Company's Consolidated Financial Statements from the adoption of ASC Topic 825.

In May 2009, the FASB issued ASC Topic 855, "Subsequent Events" ("ASC Topic 855"). ASC Topic 855 requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. ASC Topic 855 is effective for fiscal years and interim periods ending after June 15, 2009. On June 1, 2009, the Company adopted ASC Topic 855. There was no significant impact to the Company's Consolidated Financial Statements from the adoption of ASC Topic 855.

In June 2009, the FASB issued ASC Topic 105, "Generally Accepted Accounting Standards" ("ASC Topic 105"). The ASC is now the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date, ASC Topic 105 superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the ASC has become non-authoritative. ASC Topic 105 became effective for financial statements issued for interim and annual periods ending after September 15, 2009.

Forward-Looking Statements

Some of the information in this document contains, or has incorporated by reference, forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements typically are identified by use of terms such as "may," "will," "expect," "anticipate," "estimate," and similar words, although some forward-looking statements are expressed differently. All statements herein regarding expected merger synergies are forward looking statements. You should be aware that our actual results could differ materially from results anticipated in the forward-looking statements due to a number of factors, including but not limited to changes in oil and gas prices, customer demand for our products and worldwide economic activity. You should also consider carefully the statements under "Risk Factors" which address additional factors that could cause our actual results to differ from those set forth in the forward-looking statements. Given these uncertainties, current or prospective investors are cautioned not to place undue reliance on any such forward-looking statements. We undertake no obligation to update any such factors or forward-looking statements to reflect future events or developments.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to changes in foreign currency exchange rates and interest rates. Additional information concerning each of these matters follows:

Foreign Currency Exchange Rates

We have extensive operations in foreign countries. The net assets and liabilities of these operations are exposed to changes in foreign currency exchange rates, although such fluctuations generally do not affect income since their functional currency is typically the local currency. These operations also have net assets and liabilities not denominated in the functional currency, which exposes us to changes in foreign currency exchange rates that impact income. During the years ended December 31, 2009, 2008 and 2007, the Company reported foreign currency gains (losses) of ($79) million, $50 million, and ($7) million, respectively. The gains and losses are primarily due to exchange rate fluctuations related to monetary asset balances denominated in currencies other than the functional currency and in 2009 adjustments to our hedged positions as a result of the current economic environment. Strengthening of currencies against the U.S. dollar may create losses in future periods to the extent we maintain net assets and liabilities not denominated in the functional currency of the countries using the local currency as their functional currency.

Some of our revenues in foreign countries are denominated in U.S. dollars, and therefore, changes in foreign currency exchange rates impact our earnings to the extent that costs associated with those U.S. dollar revenues are denominated in the local currency. Similarly some of our revenues are denominated in foreign currencies, but have associated U.S. dollar costs, which also give rise to foreign currency exchange rate exposure. In order to mitigate that risk, we may utilize foreign currency forward contracts to better match the currency of our revenues and associated costs. We do not use foreign currency forward contracts for trading or speculative purposes.

The following table details the Company's foreign currency exchange risk grouped by functional currency and their expected maturity periods as of December 31, 2009 (in millions except for rates):

	As of December 31, 2009				December 31,
Functional Currency	**2010**	**2011**	**2012**	**Total**	**2008**
CAD Buy USD/Sell CAD:					
Notional amount to buy (in Canadian dollars)	291	—	—	291	527
Average CAD to USD contract rate	1.0418	—	—	1.0418	1.1843
Fair Value at December 31, 2009 in U.S. dollars	2	—	—	2	14
Sell USD/Buy CAD:					
Notional amount to sell (in Canadian dollars)	69	—	—	69	241
Average CAD to USD contract rate	1.1109	—	—	1.1109	1.1196
Fair Value at December 31, 2009 in U.S. dollars	4	—	—	4	(18)
EUR Buy USD/Sell EUR:					
Notional amount to buy (in euros)	98	—	—	98	11
Average USD to EUR contract rate	1.4356	—	—	1.4356	1.4397
Fair Value at December 31, 2009 in U.S. dollars	—	—	—	—	—
Sell USD/Buy EUR:					
Notional amount to buy (in euros)	90	1	—	91	245
Average USD to EUR contract rate	1.3892	1.4324	—	1.3896	1.3986
Fair Value at December 31, 2009 in U.S. dollars	4	—	—	4	1
KRW Sell EUR/Buy KRW:					
Notional amount to buy (in South Korean won)	4,777	273	—	5,050	—
Average KRW to EUR contract rate	1.633	1.743	—	1.6390	—
Fair Value at December 31, 2009 in U.S. dollars	—	—	—	—	—

Functional Currency	As of December 31, 2009 2010	2011	2012	Total	December 31, 2008
Sell USD/Buy KRW:					
Notional amount to buy (in South Korean won)	88,183	61,779	3,264	153,226	—
Average KRW to USD contract rate	1.019	1.084	1.118	1.0460	—
Fair Value at December 31, 2009 in U.S. dollars	(12)	(6)	—	(18)	—
GBP Buy USD/Sell GBP:					
Notional amount to buy (in British Pounds Sterling)	11	—	—	11	—
Average USD to GBP contract rate	1.5880	—	—	1.5880	—
Fair Value at December 31, 2009 in U.S. dollars	—	—	—	—	—
Sell USD/Buy GBP:					
Notional amount to buy (in British Pounds Sterling)	2	—	—	2	34
Average USD to GBP contract rate	1.5313	—	—	1.5313	1.5647
Fair Value at December 31, 2009 in U.S. dollars	—	—	—	—	(4)
USD Buy DKK/Sell USD:					
Notional amount to buy (in U.S. dollars)	44	—	—	44	47
Average DKK to USD contract rate	5.1219	—	—	5.1219	5.4968
Fair Value at December 31, 2009 in U.S. dollars	(1)	—	—	(1)	2
Buy EUR/Sell USD:					
Notional amount to buy (in U.S. dollars)	374	8	—	382	749
Average USD to EUR contract rate	1.4588	1.4150	—	1.4578	1.3791
Fair Value at December 31, 2009 in U.S. dollars	(7)	—	—	(7)	14
Buy GBP/Sell USD:					
Notional amount to buy (in U.S. dollars)	76	—	—	76	108
Average USD to GBP contract rate	1.6348	—	—	1.6348	1.5623
Fair Value at December 31, 2009 in U.S. dollars	(2)	—	—	(2)	(8)
Buy NOK/Sell USD:					
Notional amount to buy (in U.S. dollars)	783	311	—	1,094	1,325
Average NOK to USD contract rate	6.2161	6.2541	—	6.2269	6.5338
Fair Value at December 31, 2009 in U.S. dollars	49	18	—	67	(101)
Sell DKK/Buy USD:					
Notional amount to buy (in U.S. dollars)	6	—	—	6	—
Average DKK to USD contract rate	5.0009	—	—	5.0009	—
Fair Value at December 31, 2009 in U.S. dollars	—	—	—	—	—
Sell EUR/Buy USD:					
Notional amount to sell (in U.S. dollars)	53	3	—	56	76
Average USD to EUR contract rate	1.4444	1.2715	—	1.4324	1.3777
Fair Value at December 31, 2009 in U.S. dollars	—	—	—	—	(2)
Sell NOK/Buy USD:					
Notional amount to sell (in U.S. dollars)	408	—	—	408	589
Average NOK to USD contract rate	5.8307	—	—	5.8307	5.8647
Fair Value at December 31, 2009 in U.S. dollars	—	—	—	—	104
Other Currencies					
Fair Value at December 31, 2009 in U.S. dollars	1	(1)	—	—	—
Total Fair Value at December 31, 2009 in U.S. dollars	38	11	—	49	2

The Company had other financial market risk sensitive instruments denominated in foreign currencies totaling $75 million as of December 31, 2009 excluding trade receivables and payables, which approximate fair value. These market risk sensitive instruments consisted of cash balances and overdraft facilities. The Company estimates that a hypothetical 10% movement of all applicable foreign currency exchange rates on these financial market risk sensitive instruments could affect net income by $5 million.

The counterparties to forward contracts are major financial institutions. The credit ratings and concentration of risk of these financial institutions are monitored on a continuing basis. In the event that the counterparties fail to meet the terms of a foreign currency contract, our exposure is limited to the foreign currency rate differential.

We assess the functional currencies of our operating units to ensure that the appropriate currencies are utilized in accordance with the guidance of ASC Topic 830 "Foreign Currency Matters". Effective January 1, 2008, we changed the functional currency of our Rig Technology unit in Norway from the Norwegian krone to the U.S. dollar to more appropriately reflect the primary economic environment in which they operate. This change was precipitated by significant changes in the economic facts and circumstances, including: the increased order rate for large drilling platforms and components technology, the use of our Norway unit as our preferred project manager of these projects, increasing revenue and cost base in U.S. dollars, and the implementation of an international cash pool denominated in U.S. dollars. As a Norwegian krone functional unit, Norway was subject to increasing foreign currency exchange risk as a result of these changes in its economic environment and was dependent upon significant hedging transactions to offset its non-functional currency positions.

At December 31, 2007, our Norway operations had foreign currency forward contracts with notional amounts aggregating $2,551 million with a fair value of $91 million to mitigate foreign currency exchange risk against the U.S. dollar, our reporting currency. Effective with the change in the functional currency, the Company terminated these hedges. The related net gain position of $109 million associated with the terminated hedges has been deferred and is being recognized into earnings in the future period(s) the forecasted transactions affect earnings, of which $10 million remains to be recognized into future earnings at December 31, 2009. The Company has subsequent to January 1, 2008, entered into new hedges to cover the exposures as a result of the changes to U.S. dollar functional. At December 31, 2009, our Norway operations had derivatives with $2,024 million in notional value with a fair value of $58 million, included in the table above.

Interest Rate Risk

At December 31, 2009 our long term borrowings consisted of $150 million in 6.5% Senior Notes, $200 million in 7.25% Senior Notes, $200 million in 5.65% Senior Notes, $150 million in 5.5% Senior Notes and $151 million in 6.125% Senior Notes. We occasionally have borrowings under our credit facility, and a portion of these borrowings could be denominated in multiple currencies which could expose us to market risk with exchange rate movements. These instruments carry interest at a pre-agreed upon percentage point spread from LIBOR, NIBOR or EURIBOR, or at the prime interest rate. Under our credit facility, we may, at our option, fix the interest rate for certain borrowings based on a spread over LIBOR, NIBOR or EURIBOR for 30 days to 6 months.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Attached hereto and a part of this report are financial statements and supplementary data listed in Item 15. "Exhibits and Financial Statement Schedules".

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES

(i) Evaluation of disclosure controls and procedures

As required by SEC Rule 13a-15(b), we have evaluated, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Our disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is accumulated and communicated to the Company's management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Our principal executive officer and principal financial officer have concluded that our current disclosure controls and procedures were effective as of December 31, 2009 at the reasonable assurance level.

Pursuant to section 302 of the Sarbanes-Oxley Act of 2002, our Chief Executive Officer and Chief Financial Officer have provided certain certifications to the Securities and Exchange Commission. These certifications are included herein as Exhibits 31.1 and 31.2.

(ii) Internal Control Over Financial Reporting

(a) Management's annual report on internal control over financial reporting.

The Company's management report on internal control over financial reporting is set forth in this annual report on Page 59 and is incorporated herein by reference.

(b) Changes in internal control

There were no changes in the Company's internal control over financial reporting that occurred during the Company's last fiscal quarter covered by this report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Incorporated by reference to the definitive Proxy Statement for the 2010 Annual Meeting of Stockholders.

ITEM 11. EXECUTIVE COMPENSATION

Incorporated by reference to the definitive Proxy Statement for the 2010 Annual Meeting of Stockholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Incorporated by reference to the definitive Proxy Statement for the 2010 Annual Meeting of Stockholders.

Securities Authorized for Issuance Under Equity Compensation Plans.

The following table sets forth information as of our fiscal year ended December 31, 2009, with respect to compensation plans under which our common stock may be issued:

Plan Category	Number of securities to be issued upon exercise of warrants and rights (a)	Weighted-average exercise price of outstanding rights (b)	Number of securities remaining available for equity compensation plans (excluding securities reflected in column (a)) (c) (1)
Equity compensation plans approved by security holders	10,255,982	$ 34.19	11,979,694
Equity compensation plans not approved by security holders	—	—	—
Total	10,255,982	$ 34.19	11,979,694

(1) Shares could be issued through equity instruments other than stock options, warrants or rights; however, none are anticipated during 2010.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Incorporated by reference to the definitive Proxy Statement for the 2010 Annual Meeting of Stockholders.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Incorporated by reference to the definitive Proxy Statement for the 2010 Annual Meeting of Stockholders.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Financial Statements and Exhibits

(1) Financial Statements

The following financial statements are presented in response to Part II, Item 8:

All schedules, other than Schedule II, are omitted because they are not applicable, not required or the information is included in the financial statements or notes thereto.

(3) Exhibits

2.1 Amended and Restated Agreement and Plan of Merger, effective as of August 11, 2004 between National-Oilwell, Inc. and Varco International, Inc. (4)

2.2 Agreement and Plan of Merger, effective as of December 16, 2007, between National Oilwell Varco, Inc., NOV Sub, Inc., and Grant Prideco, Inc. (8)

3.1 Amended and Restated Certificate of Incorporation of National-Oilwell, Inc. (Exhibit 3.1) (1)

3.2 Amended and Restated By-laws of National Oilwell Varco, Inc. (Exhibit 3.1) (9)

10.1 Employment Agreement dated as of January 1, 2002 between Merrill A. Miller, Jr. and National Oilwell. (Exhibit 10.1) (2)

10.2 Employment Agreement dated as of January 1, 2002 between Dwight W. Rettig and National Oilwell, with similar agreement with Mark A. Reese. (Exhibit 10.2) (2)

10.3 Form of Amended and Restated Executive Agreement of Clay C. Williams. (Exhibit 10.12) (3)

10.4 National Oilwell Varco Long-Term Incentive Plan. (5)*

10.5 Form of Employee Stock Option Agreement. (Exhibit 10.1) (6)

10.6 Form of Non-Employee Director Stock Option Agreement. (Exhibit 10.2) (6)

10.7 Form of Performance-Based Restricted Stock. (18 Month) Agreement (Exhibit 10.1) (7)

10.8 Form of Performance-Based Restricted Stock. (36 Month) Agreement (Exhibit 10.2) (7)

10.9 Five-Year Credit Agreement, dated as of April 21, 2008, among National Oilwell Varco, Inc., the financial institutions signatory thereto, including Wells Fargo Bank, N.A., in their capacities as Administrative Agent, Co-Lead Arranger and Joint Book Runner, DnB Nor Bank ASA, as Co-Lead Arranger and Joint Book Runner, and Fortis Capital Corp., The Bank of Nova Scotia and The Bank of Tokyo — Mitsubishi UFJ, Ltd., as Co-Documentation Agents. (Exhibit 10.1) (10)

10.10 First Amendment to Employment Agreement dated as of December 22, 2008 between Merrill A. Miller, Jr. and National Oilwell Varco. (Exhibit 10.1) (11)

10.11 Second Amendment to Executive Agreement, dated as of December 22, 2008 of Clay Williams and National Oilwell Varco. (Exhibit 10.2) (11)

10.12 First Amendment to Employment Agreement dated as of December 22, 2008 between Mark A. Reese and National Oilwell Varco. (Exhibit 10.3) (11)

10.13 First Amendment to Employment Agreement dated as of December 22, 2008 between Dwight W. Rettig and National Oilwell Varco. (Exhibit 10.4) (11)

10.14 Employment Agreement dated as of December 22, 2008 between Robert W. Blanchard and National Oilwell Varco. (Exhibit 10.5) (11)

10.15 First Amendment to National Oilwell Varco Long-Term Incentive Plan. (12)*

10.16 Second Amendment to Employment Agreement dated as of December 31, 2009 between Merrill A. Miller, Jr. and National Oilwell Varco. (Exhibit 10.1) (13)

10.17 Third Amendment to Executive Agreement, dated as of December 31, 2009, of Clay Williams and National Oilwell Varco. (Exhibit 10.2) (13)

10.18 Second Amendment to Employment Agreement dated as of December 31, 2009 between Mark A. Reese and National Oilwell Varco. (Exhibit 10.3) (13)

10.19 Second Amendment to Employment Agreement dated as of December 31, 2009 between Dwight W. Rettig and National Oilwell Varco. (Exhibit 10.4) (13)

10.20 First Amendment to Employment Agreement dated as of December 31, 2009 between Robert W. Blanchard and National Oilwell Varco. (Exhibit 10.5) (13)

21.1 Subsidiaries of the Registrant.

23.1 Consent of Ernst & Young LLP.

24.1 Power of Attorney. (included on signature page hereto)

31.1 Certification pursuant to Rule 13a-14a and Rule 15d-14(a) of the Securities and Exchange Act, as amended.

31.2 Certification pursuant to Rule 13a-14a and Rule 15d-14(a) of the Securities and Exchange Act, as amended.

32.1 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101 The following materials from our Annual Report on Form 10-K for the period ended December 31, 2009 formatted in eXtensible Busine Reporting Language (XBRL): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Income, (iii) Consolidated Statements Cash Flows, and (iv) Notes to the Consolidated Financial Statements, tagged as block text. (13)

---

* Compensatory plan or arrangement for management or others.

(1) Filed as an Exhibit to our Quarterly Report on Form 10-Q filed on August 11, 2000.

(2) Filed as an Exhibit to our Annual Report on Form 10-K filed on March 28, 2002.

(3) Filed as an Exhibit to Varco International, Inc.'s Quarterly Report on Form 10-Q filed on May 6, 2004.

(4) Filed as Annex A to our Registration Statement on Form S-4 filed on September 16, 2004.

(5) Filed as Annex D to our Amendment No. 1 to Registration Statement on Form S-4 filed on January 31, 2005.

(6) Filed as an Exhibit to our Current Report on Form 8-K filed on February 23, 2006.

(7) Filed as an Exhibit to our Current Report on Form 8-K filed on March 27, 2007.

(8) Filed as Annex A to our Registration Statement on Form S-4 filed on January 28, 2008.

(9) Filed as an Exhibit to our Current Report on Form 8-K filed on February 21, 2008.

(10) Filed as an Exhibit to our Current Report on Form 8-K filed on April 22, 2008.

(11) Filed as an Exhibit to our Current Report on Form 8-K filed on December 23, 2008.

(12) Filed as Appendix I to our Proxy Statement filed on April 1, 2009.

(13) Filed as an Exhibit to our Current Report on Form 8-K filed on January 5, 2010.

(14) As provided in Rule 406T of Regulation S-T, this information is furnished and not filed for purposes of Sections 11 and 12 of the Securities Act of 1933 and Section 18 of the Securities Exchange Act of 1934.

We hereby undertake, pursuant to Regulation S-K, Item 601(b), paragraph (4) (iii), to furnish to the U.S. Securities and Exchange Commission, upon request, all constituent instruments defining the rights of holders of our long-term debt not filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL OILWELL VARCO, INC.

Dated: February 26, 2010

By: /s/ MERRILL A. MILLER, JR.
Merrill A. Miller, Jr.
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Each person whose signature appears below in so signing, constitutes and appoints Merrill A. Miller, Jr. and Clay C. Williams, and each of them acting alone, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to execute and cause to be filed with the Securities and Exchange Commission any and all amendments to this report, and in each case to file the same, with all exhibits thereto and other documents in connection therewith, and hereby ratifies and confirms all that said attorney-in-fact or his substitute or substitutes may do or cause to be done by virtue hereof.

Signature	Title	Date
/s/ MERRILL A. MILLER, JR. Merrill A. Miller, Jr.	Chairman, President and Chief Executive Officer	February 26, 2010
/s/ CLAY C. WILLIAMS Clay C. Williams	Executive Vice President and Chief Financial Officer	February 26, 2010
/s/ ROBERT W. BLANCHARD Robert W. Blanchard	Vice President, Corporate Controller and Chief Accounting Officer	February 26, 2010
/s/ GREG L. ARMSTRONG Greg L. Armstrong	Director	February 26, 2010
/s/ ROBERT E. BEAUCHAMP Robert E. Beauchamp	Director	February 26, 2010
/s/ BEN A. GUILL Ben A. Guill	Director	February 26, 2010
/s/ DAVID D. HARRISON David D. Harrison	Director	February 26, 2010
/s/ ROGER L. JARVIS Roger L. Jarvis	Director	February 26, 2010
/s/ ERIC L. MATTSON Eric L. Mattson	Director	February 26, 2010
/s/ JEFFERY A. SMISEK Jeffery A. Smisek	Director	February 26, 2010

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

National Oilwell Varco, Inc.'s management is responsible for establishing and maintaining adequate internal control over financial reporting. National Oilwell Varco, Inc.'s internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management has used the framework set forth in the report entitled "Internal Control—Integrated Framework" published by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission to evaluate the effectiveness of the Company's internal control over financial reporting. Management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2009.

The effectiveness of our internal control over financial reporting as of December 31, 2009, has been audited by Ernst & Young LLP, the independent registered public accounting firm which also has audited the Company's Consolidated Financial Statements included in this Annual Report on Form 10-K.

/s/ Merrill A. Miller, Jr.
Merrill A. Miller, Jr.
Chairman, President and Chief Executive Officer

/s/ Clay C. Williams
Clay C. Williams
Executive Vice President and Chief Financial Officer

Houston, Texas
February 26, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
National Oilwell Varco, Inc.

We have audited the accompanying consolidated balance sheets of National Oilwell Varco, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2009. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of National Oilwell Varco, Inc. at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for noncontrolling interests beginning on January 1, 2009.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), National Oilwell Varco, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2010 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP
Houston, Texas
February 26, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
National Oilwell Varco, Inc.

We have audited National Oilwell Varco, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). National Oilwell Varco, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, National Oilwell Varco, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of National Oilwell Varco, Inc. as of December 31, 2009 and 2008 and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2009, and our report dated February 26, 2010 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP
Houston, Texas
February 26, 2010

NATIONAL OILWELL VARCO, INC.
CONSOLIDATED BALANCE SHEETS
(In millions, except share data)

	December 31, 2009	December 31, 2008
ASSETS		
Current assets:		
Cash and cash equivalents	$ 2,622	$ 1,543
Receivables, net	2,187	3,136
Inventories, net	3,490	3,806
Costs in excess of billings	740	618
Deferred income taxes	290	271
Prepaid and other current assets	269	283
Total current assets	9,598	9,657
Property, plant and equipment, net	1,836	1,677
Deferred income taxes	92	126
Goodwill	5,489	5,225
Intangibles, net	4,052	4,300
Investment in unconsolidated affiliate	393	421
Other assets	72	73
Total assets	$ 21,532	$ 21,479
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 584	$ 852
Accrued liabilities	2,267	2,376
Billings in excess of costs	1,090	2,161
Current portion of long-term debt and short-term borrowings	7	4
Accrued income taxes	226	230
Total current liabilities	4,174	5,623
Long-term debt	876	870
Deferred income taxes	2,091	2,134
Other liabilities	163	128
Total liabilities	7,304	8,755
Commitments and contingencies		
Stockholders' equity:		
Common stock — par value $.01; 418,451,731 and 417,350,924 shares issued and outstanding at December 31, 2009 and December 31, 2008	4	4
Additional paid-in capital	8,214	7,989
Accumulated other comprehensive income (loss)	90	(161)
Retained earnings	5,805	4,796
Total Company stockholders' equity	14,113	12,628
Noncontrolling interests	115	96
Total stockholders' equity	14,228	12,724
Total liabilities and stockholders' equity	$ 21,532	$ 21,479

The accompanying notes are an integral part of these statements.

NATIONAL OILWELL VARCO, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In millions, except per share data)

	Years Ended December 31,		
	2009	2008	2007
Revenue			
Sales	$ 10,812	$ 11,162	$ 7,873
Services	1,900	2,269	1,916
Total	12,712	13,431	9,789
Cost of revenue			
Cost of sales	7,297	7,784	5,675
Cost of services	1,631	1,575	1,284
Total	8,928	9,359	6,959
Gross profit	3,784	4,072	2,830
Selling, general and administrative	1,322	1,154	786
Intangible asset impairment	147	—	—
Operating profit	2,315	2,918	2,044
Interest and financial costs	(53)	(67)	(50)
Interest income	9	45	53
Equity income in unconsolidated affiliate	47	42	—
Other income (expense), net	(110)	23	(18)
Income before income taxes	2,208	2,961	2,029
Provision for income taxes	735	993	676
Net income	1,473	1,968	1,353
Net income attributable to noncontrolling interests	4	16	16
Net income attributable to Company	$ 1,469	$ 1,952	$ 1,337
Net income attributable to Company per share:			
Basic	$ 3.53	$ 4.91	$ 3.77
Diluted	$ 3.52	$ 4.90	$ 3.76
Weighted average shares outstanding:			
Basic	416	397	354
Diluted	417	399	355

The accompanying notes are an integral part of these statements.

NATIONAL OILWELL VARCO, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Years Ended December 31,		
	2009	2008	2007
Cash flows from operating activities:			
Net income	$ 1,473	$ 1,968	$ 1,353
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	490	402	214
Stock-based compensation	68	67	43
Exçess tax benefit from the exercise of stock options	(1)	(37)	(23)
Equity income in unconsolidated affiliate	(47)	(42)	—
Dividend from unconsolidated affiliate	86	—	—
Intangible asset impairment	147	—	—
Other	(99)	82	48
Change in operating assets and liabilities, net of acquisitions:			
Receivables	1,033	(626)	(465)
Inventories	468	(643)	(758)
Costs in excess of billings	(122)	25	(335)
Prepaid and other current assets	23	230	(144)
Accounts payable	(361)	95	84
Billings in excess of costs	(1,071)	765	832
Other assets/liabilities, net	8	8	339
Net cash provided by operating activities	2,095	2,294	1,188
Cash flows from investing activities:			
Purchases of property, plant and equipment	(250)	(379)	(252)
Business acquisitions, net of cash acquired	(573)	(3,008)	(324)
Business divestitures, net of cash disposed	—	801	—
Sale of equity interest, net	251	—	—
Dividend from unconsolidated affiliate	8	113	—
Other, net	12	—	1
Net cash used in investing activities	(552)	(2,473)	(575)
Cash flows from financing activities:			
Borrowings against lines of credit and other debt	7	2,731	47
Payments against lines of credit and other debt	(47)	(2,920)	(11)
Dividends paid	(460)	—	—
Excess tax benefits from exercise of stock options	1	37	23
Proceeds from stock options exercised	8	78	91
Net cash provided by (used in) financing activities	(491)	(74)	150
Effect of exchange rates on cash	27	(46)	122
Increase (decrease) in cash equivalents	1,079	(299)	885
Cash and cash equivalents, beginning of period	1,543	1,842	957
Cash and cash equivalents, end of period	$ 2,622	$ 1,543	$ 1,842
Supplemental disclosures of cash flow information:			
Cash payments during the period for:			
Interest	$ 56	$ 76	$ 57
Income taxes	$ 929	$ 1,261	$ 703

The accompanying notes are an integral part of these statements.

NATIONAL OILWELL VARCO, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(In millions)

	Shares Outstanding	Common Stock	Additional Paid in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Company Stockholders' Equity	Noncontrolling Interests	Total Stockholders' Equity
Balance at December 31, 2006	351	$ 3	$ 3,460	$ 46	$ 1,514	$ 5,023	$ 36	$ 5,059
Net income	—	—	—	—	1,337	1,337	16	1,353
Other comprehensive income:								
Currency translation adjustments	—	—	—	136	—	136	—	136
Derivative financial instruments	—	—	—	18	—	18	—	18
Change in defined benefit plans	—	—	—	(5)	—	(5)	—	(5)
Comprehensive income						1,486		1,502
Adoption of FIN48	—	—	—	—	(5)	(5)	—	(5)
Noncontrolling interest contribution	—	—	—	—	—	—	11	11
Stock-based compensation	—	—	43	—	—	43	—	43
Common stock issued	5	—	91	—	—	91	—	91
Excess tax benefit of options exercised	—	—	23	—	—	23	—	23
Balance at December 31, 2007	356	$ 3	$ 3,617	$ 195	$ 2,846	$ 6,661	$ 63	$ 6,724
Net income	—	—	—	—	1,952	1,952	16	1,968
Other comprehensive income:								
Currency translation adjustments	—	—	—	(176)	—	(176)	—	(176)
Derivative financial instruments	—	—	—	(160)	—	(160)	—	(160)
Change in defined benefit plans	—	—	—	(20)	—	(20)	—	(20)
Comprehensive income						1,596		1,612
Adoption of FAS158, net of tax	—	—	—	—	(2)	(2)	—	(2)
Stock issued in acquisition	57	1	4,190	—	—	4,191	—	4,191
Acquired noncontrolling interests	—	—	—	—	—	—	25	25
Dividends to noncontrolling interests	—	—	—	—	—	—	(8)	(8)
Stock-based compensation	—	—	67	—	—	67	—	67
Common stock issued	4	—	78	—	—	78	—	78
Excess tax benefit of options exercised	—	—	37	—	—	37	—	37
Balance at December 31, 2008	417	$ 4	$ 7,989	$ (161)	$ 4,796	$ 12,628	$ 96	$ 12,724
Net income	—	—	—	—	1,469	1,469	4	1,473
Other comprehensive income:								
Currency translation adjustments	—	—	—	100	—	100	—	100
Derivative financial instruments	—	—	—	160	—	160	—	160
Change in defined benefit plans	—	—	—	(9)	—	(9)	—	(9)
Comprehensive income						1,720		1,724
Cash dividends, $1.10 per common share	—	—	—	—	(460)	(460)	—	(460)
Dividends to noncontrolling interests	—	—	—	—	—	—	(13)	(13)
Noncontrolling interest contribution	—	—	—	—	—	—	28	28
Gain on sale of equity interest, net of tax	—	—	148	—	—	148	—	148
Stock-based compensation	—	—	68	—	—	68	—	68
Common stock issued	1	—	8	—	—	8	—	8
Excess tax benefit of options exercised	—	—	1	—	—	1	—	1
Balance at December 31, 2009	418	$ 4	$ 8,214	$ 90	$ 5,805	$ 14,113	$ 115	$ 14,228

The accompanying notes are an integral part of these statements.

NATIONAL OILWELL VARCO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Basis of Presentation

Nature of Business

We design, construct, manufacture and sell comprehensive systems, components, and products used in oil and gas drilling and production, provide oilfield services and supplies, and distribute products and provide supply chain integration services to the upstream oil and gas industry. Our revenues and operating results are directly related to the level of worldwide oil and gas drilling and production activities and the profitability and cash flow of oil and gas companies, drilling contractors and oilfield service companies, which in turn are affected by current and anticipated prices of oil and gas. Oil and gas prices have been and are likely to continue to be volatile.

Basis of Consolidation

The accompanying Consolidated Financial Statements include the accounts of National Oilwell Varco, Inc. and its majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. Investments that are not wholly-owned, but where we exercise control, are fully consolidated with the equity held by minority owners and their portion of net income (loss) reflected as noncontrolling interests in the accompanying consolidated financial statements. On January 1, 2009, the Company adopted ASC Topic 810, "Consolidations" and reclassified noncontrolling interests in the amount $96 million from the mezzanine section to equity in the December 31, 2008 balance sheet. Investments in unconsolidated affiliates, over which we exercise significant influence, but not control, are accounted for by the equity method.

2. Summary of Significant Accounting Policies

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash and cash equivalents, receivables, and payables approximated fair value because of the relatively short maturity of these instruments. Cash equivalents include only those investments having a maturity date of three months or less at the time of purchase. The carrying values of other financial instruments approximate their respective fair values.

Derivative Financial Instruments

The Financial Accounting Standards Board ("FASB") issued ASC Topic 815, "Derivatives and Hedging". ("ASC Topic 815") This Standard requires companies to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation.

The Company is exposed to certain risks relating to its ongoing business operations. The primary risks managed by using derivative instruments are foreign currency exchange rate risk, and interest rate risk. Forward contracts against various foreign currencies are entered into to manage the foreign currency exchange rate risk on forecasted revenue and expenses denominated in currencies other than the functional currency of the operating unit (cash flow hedge). Other forward exchange contracts against various foreign currencies are entered into to manage the foreign currency exchange rate risk associated with certain firm commitments denominated in currencies other than the functional currency of the operating unit (fair value hedge). In addition the Company will enter into non-designated forward contracts against various foreign currencies to manage the foreign currency exchange rate risk on recognized nonfunctional currency monetary accounts (non-designated hedge). Interest rate swaps are entered into to manage interest rate risk associated with the Company's fixed and floating-rate borrowings.

The Company records all derivative financial instruments at their fair value in our consolidated balance sheet. Except for certain non-designated hedges discussed below, all derivative financial instruments we hold are designated as either cash flow or fair value hedges and are highly effective in offsetting movements in the underlying risks. Such arrangements typically have terms between two and 24 months, but may have longer terms depending on the underlying cash flows being hedged, typically related to the projects in our backlog. We may also use interest rate contracts to mitigate our exposure to changes in interest rates on anticipated long-term debt issuances.

At December 31, 2009, the Company has determined that its financial assets of $104 million and liabilities of $55 million (primarily currency related derivatives) are level 2 in the fair value hierarchy. At December 31, 2009, the fair value of the Company's foreign currency forward contracts totaled $49 million.

As of December 31, 2009, the Company did not have any interest rate swaps and our financial instruments do not contain any credit-risk-related or other contingent features that could cause accelerated payments when our financial instruments are in net liability positions. We do not use derivative financial instruments for trading or speculative purposes.

Cash Flow Hedging Strategy

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is subject to a particular currency risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction and in the same period or periods during which the hedged transaction affects earnings (e.g., in "revenues" when the hedged transactions are cash flows associated with forecasted revenues). The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any (i.e., the ineffective portion) or hedge components excluded from the assessment of effectiveness, are recognized in the Consolidated Statements of Income during the current period.

As of December 31, 2009, the Company had the following outstanding foreign currency forward contracts that were entered into to hedge nonfunctional currency cash flows from forecasted revenues and costs:

Foreign Currency	**Currency Denomination (in millions)**	
British Pound Sterling	£	39
Danish Krone	DKK	180
Euro	€	199
Norwegian Krone	NOK	6,097
U.S. Dollar	$	224
Korean Won	KRW	2,317

Fair Value Hedging Strategy

For derivative instruments that are designated and qualify as a fair value hedge (i.e., hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is subject to a particular risk), the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the same line item associated with the hedged item in current earnings (e.g., in "revenue" when the hedged item is a contracted sale).

The Company enters into forward exchange contracts to hedge certain firm commitments of revenue and costs that are denominated in currencies other than the functional currency of the operating unit. The purpose of the Company's foreign currency hedging activities is to protect the Company from risk that the eventual U.S. dollar-equivalent cash flows from the sale of products to customers will be adversely affected by changes in the exchange rates.

As of December 31, 2009, the Company had the following outstanding foreign currency forward contracts that were entered into to hedge nonfunctional currency fair values of firm commitments of revenues and costs:

Foreign Currency	**Currency Denomination (in millions)**
U.S. Dollar	$ 52

Non-designated Hedging Strategy

For derivative instruments that are non-designated, the gain or loss on the derivative instrument is recognized in the same line item associated with the hedged item in current earnings.

The Company enters into forward exchange contracts to hedge certain nonfunctional currency monetary accounts. The purpose of the Company's foreign currency hedging activities is to protect the Company from risk that the eventual U.S. dollar-equivalent cash flows from the nonfunctional currency monetary accounts will be adversely affected by changes in the exchange rates.

As of December 31, 2009, the Company had the following outstanding foreign currency forward contracts that hedge the fair value of nonfunctional currency monetary accounts:

Foreign Currency	Currency Denomination (in millions)	
British Pound Sterling	£	10
Danish Krone	DKK	77
Euro	€	106
Norwegian Krone	NOK	3,096
Swedish Krone	SEK	5
U.S. Dollar	$	501
Korean Won	KRW	2,812

As of December 31, 2009, the Company has the following fair values of its derivative instruments and their balance sheet classifications (in millions):

	December 31, 2009			
	Asset Derivatives		Liability Derivatives	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments under ASC Topic 815				
Foreign exchange contracts	Prepaid and other current assets	$ 56	Accrued liabilities	$ 39
Foreign exchange contracts	Other Assets	17	Other Liabilities	7
Total derivatives designated as hedging instruments under ASC Topic 815		$ 73		$ 46
Derivatives not designated as hedging instruments under ASC Topic 815				
Foreign exchange contracts	Prepaid and other current assets	$ 30	Accrued liabilities	$ 8
Foreign exchange contracts	Other Assets	1	Other Liabilities	1
Total derivatives not designated as hedging instruments under ASC Topic 815		$ 31		$ 9
Total derivatives		$ 104		$ 55

Derivatives in ASC Topic 815 Cash Flow Hedging Relationships	Amount of Gain (Loss) Recognized in OCI on Derivative (Effective Portion) (a)	Location of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Location of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing) (b)
	December 31, 2009		December 31, 2009		December 31, 2009
		Revenue	26		
Foreign exchange contracts	164	Cost of revenue	(42)	Other income (expense), net	(24)
Total	164		(16)		(24)

Derivatives in ASC Topic 815 Fair Value Hedging Relationships	Location of Gain (Loss) Recognized in Income on Derivative	Amount of Gain (Loss) Recognized in Income on Derivative	ASC Topic 815 Fair Value Hedge Relationships	Location of Gain (Loss) Recognized in Income on Related Hedged Item	Recognized in Income on Related Hedged Items
		December 31, 2009			December 31, 2009
Foreign exchange contracts	Revenue	7	Firm commitments	Revenue	(7)
Foreign exchange contracts	Cost of revenue	(13)	Firm commitments	Cost of revenue	13
Total		(6)			6

Derivatives Not Designated as Hedging Instruments under ASC Topic 815	Location of Gain (Loss) Recognized in Income on Derivative	Amount of Gain (Loss) Recognized in Income on Derivative
Foreign exchange contracts	Other income (expense), net	3
Total		3

(a) The Company expects that $(18) million of the Accumulated Other Comprehensive Income (Loss) will be reclassified into earnings within the next twelve months with an offset by gains from the underlying transactions resulting in no impact to earnings or cash flow.

(b) The amount of gain (loss) recognized in income represents $(24) million related to the ineffective portion of the hedging relationships for the year ended December 31, 2009 and $4 million related to the amount excluded from the assessment of the hedge effectiveness for the year ended December 31, 2009.

We assess the functional currencies of our operating units to ensure that the appropriate currencies are utilized in accordance with the guidance of ASC Topic 830 "Foreign Currency Matters" ("ASC Topic 830"). Effective January 1, 2008, we changed the functional currency of our Rig Technology unit in Norway from the Norwegian krone to the U.S. dollar to more appropriately reflect the primary economic environment in which they operate. This change was precipitated by significant changes in the economic facts and circumstances, including the increased order rate for large drilling platforms and components technology, the use of our Norway unit as our preferred project manager of these projects, increasing revenue and cost base in U.S. dollars, and the implementation of an international cash pool denominated in U.S. dollars. As a Norwegian krone functional unit, Norway was subject to increasing foreign currency exchange risk as a result of these changes in its economic environment and was dependent upon significant hedging transactions to offset its nonfunctional currency positions.

At December 31, 2007, our Norway operations had foreign currency forward contracts with notional amounts aggregating $2,551 million with a fair value of $91 million to mitigate foreign currency exchange risk against the U.S. dollar, our reporting currency. Effective with the change in the functional currency, the Company terminated these hedges. The related net gain position of $109 million associated with the terminated hedges was deferred and is being recognized into earnings in the future period(s) the forecasted transactions affect earnings, of which $10 million remains to be recognized into future earnings at December 31, 2009. The Company has, subsequent to January 1, 2008, entered into new hedges to cover the exposures as a result of the change to U.S. dollar functional. At December 31, 2009, our Norway operations had derivatives with $2,024 million in notional value with a fair value asset of $58 million.

Inventories

Inventories consist of raw materials, work-in-process and oilfield and industrial finished products, manufactured equipment and spare parts. Inventories are stated at the lower of cost or market using the first-in, first-out or average cost methods. Allowances for excess and obsolete inventories are determined based on our historical usage of inventory on-hand as well as our future expectations related to our installed base and the development of new products. The allowance, which totaled $206 million and $123 million at December 31, 2009 and 2008, respectively, is the amount necessary to reduce the cost of the inventory to its estimated realizable value.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Expenditures for major improvements that extend the lives of property and equipment are capitalized while minor replacements, maintenance and repairs are charged to operations as incurred. Disposals are removed at cost less accumulated depreciation with any resulting gain or loss reflected in operations. Depreciation is provided using the straight-line method over the estimated useful lives of individual items. Depreciation expense was $249 million, $222 million and $153 million for the years ended December 31, 2009, 2008 and 2007, respectively. The estimated useful lives of the major classes of property, plant and equipment are included in Note 6 to the consolidated financial statements.

Long-lived Assets

We record impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets are impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. The carrying value of assets used in operations that is not recoverable is reduced to fair value if lower than carrying value. In determining the fair market value of the assets, we consider market trends and recent transactions involving sales of similar assets, or when not available, discounted cash flow analysis.

Intangible Assets

The Company has approximately $5.5 billion of goodwill and $4.1 billion of identified intangible assets as of December 31, 2009. Generally accepted accounting principles require the Company to test goodwill and other indefinite-lived intangible assets for impairment at least annually or more frequently whenever events or circumstances occur indicating that such assets might be impaired.

Goodwill is identified by segment as follows (in millions):

	Rig Technology	Petroleum Services & Supplies	Distribution Services	Total
Balance at December 31, 2007	$ 1,231	$ 1,175	$ 39	$ 2,445
Reorganization of segments	232	(256)	24	—
Goodwill acquired during period	—	2,812	3	2,815
Translation adjustments	(5)	(26)	(4)	(35)
Balance at December 31, 2008	1,458	3,705	62	5,225
Goodwill acquired during period	97	143	—	240
Translation and other adjustments	12	7	5	24
Balance at December 31, 2009	$ 1,567	$ 3,855	$ 67	$ 5,489

Identified intangible assets with determinable lives consist primarily of customer relationships, trademarks, trade names, patents, and technical drawings acquired in acquisitions, and are being amortized on a straight-line basis over the estimated useful lives of 2-30 years. Amortization expense of identified intangibles is expected to be approximately $250 million in each of the next five years. Included in intangible assets are approximately $643 million of indefinite-lived trade names.

Identified intangible assets are identified by segment as follows (in millions):

	Rig Technology	Petroleum Services & Supplies	Distribution Services	Total
Balance at December 31, 2007	$ 289	$ 483	$ 2	$ 774
Reorganization of segments	97	(105)	8	—
Additions to intangible assets	7	3,716	—	3,723
Amortization	(31)	(147)	(1)	(179)
Translation	(1)	(14)	(3)	(18)
Balance at December 31, 2008	361	3,933	6	4,300
Additions to intangible assets	86	37	—	123
Asset impairment	—	(147)	—	(147)
Amortization	(36)	(204)	(1)	(241)
Translation	5	11	1	17
Balance at December 31, 2009	$ 416	$ 3,630	$ 6	$ 4,052

Identified intangible assets by major classification consist of the following (in millions):

	Gross	Accumulated Amortization	Net Book Value
December 31, 2008:			
Customer relationships	$ 2,751	$ (210)	$ 2,541
Trademarks	584	(40)	544
Indefinite-lived trade names	790	—	790
Other	494	(69)	425
Total identified intangibles	$ 4,619	$ (319)	$ 4,300
December 31, 2009:			
Customer relationships	$ 2,819	$ (366)	$ 2,453
Trademarks	619	(73)	546
Indefinite-lived trade names	643	—	643
Other	531	(121)	410
Total identified intangibles	$ 4,612	$ (560)	$ 4,052

Asset Impairment

During the second quarter of 2009, the worldwide average rig count was 2,009 rigs, down 41% from the fourth quarter 2008 average of 3,395 and down 25% from the first quarter 2009 average of 2,681. The second quarter 2009 average rig count represented the lowest quarterly average in the past six years. In addition, the Company's updated forecast was behind the Company's previous forecast completed at the beginning of 2009. While operating profit for the first quarter of 2009 was in line with the Company's first quarter 2009 operating profit forecast, the Company's consolidated operating profit for the second quarter of 2009 was below its second quarter 2009 forecast. As a result of the substantial decline in the worldwide rig count, and the decline in actual/forecasted results compared to the original 2009 forecast, the Company concluded that events or circumstances had occurred indicating that goodwill and other indefinite-lived intangible assets might be impaired as described in ASC Topic 350, "Intangibles — Goodwill and Other" ("ASC Topic 350").

Therefore, the Company performed its interim impairment test of goodwill for its reporting units at the end of the second quarter of 2009. The implied fair value of goodwill is determined by deducting the fair value of a reporting unit's identifiable assets and liabilities from the fair value of that reporting unit as a whole. Fair value of the reporting units is determined in accordance with ASC Topic 820, "Fair Value Measurements and Disclosures" ("ASC Topic 820"), using significant unobservable inputs, or level 3 in the fair value hierarchy. These inputs are based on internal management estimates, forecasts and judgments, using a combination of three methods: discounted cash flow, comparable companies, and representative transactions. While the Company primarily uses the discounted cash flow method to assess fair value, the Company uses the comparable companies and representative transaction methods to validate the discounted cash flow analysis and further support management's expectations, where possible.

The discounted cash flow is based on management's short-term and long-term forecast of operating performance for each reporting unit. The two main assumptions used in measuring goodwill impairment, which bear the risk of change and could impact the Company's goodwill impairment analysis, include the cash flow from operations from each of the Company's individual business units and the weighted average cost of capital. The starting point for each of the reporting unit's cash flow from operations is the detailed annual plan or updated forecast. The detailed planning and forecasting process takes into consideration a multitude of factors including worldwide rig activity, inflationary forces, pricing strategies, customer analysis, operational issues, competitor analysis, capital spending requirements, working capital needs, customer needs to replace aging equipment, increased complexity of drilling, new technology, and existing backlog among other items which impact the individual reporting unit projections. Cash flows beyond the specific operating plans were estimated using a terminal value calculation, which incorporated historical and forecasted financial cyclical trends for each reporting unit and considered long-term earnings growth rates. The financial and credit market volatility directly impacts our fair value measurement through our weighted average cost of capital that we use to determine our discount rate. During times of volatility, significant judgment must be applied to determine whether credit changes are a short-term or long-term trend.

Projections for the remainder of 2009 also reflected declines compared to the original 2009 annual forecast. The Company updated its 2009 operating forecast, long-term forecast, and discounted cash flows based on this information. The goodwill impairment analysis that we performed during the second quarter of 2009 did not result in goodwill impairment as of June 30, 2009.

Other indefinite-lived intangible assets, representing trade names management intends to use indefinitely, were valued using significant unobservable inputs (level 3) and are tested for impairment using the Relief from Royalty Method, a form of the Income Approach. An impairment is measured and recognized based on the amount the book value of the indefinite-lived intangible assets exceeds its estimated fair value as of the date of the impairment test. Included in the impairment test are assumptions, for each trade name, regarding the related revenue streams attributable to the trade names, which are determined in a manner consistent with the forecasting process described above, the royalty rate, and the discount rate applied. Based on the Company's indefinite-lived intangible asset impairment analysis performed during the second quarter of 2009, the Company incurred an impairment charge of $147 million in the Petroleum Services & Supplies segment related to a partial impairment of the Company's Grant Prideco trade name. The impairment charge was primarily the result of the substantial decline in worldwide rig counts through June 2009, declines in forecasts in rig activity for the remainder of 2009, 2010, and 2011 compared to rig count forecast at the beginning of 2009, and a decline in the revenue forecast for the drill pipe business unit for the remainder of 2009, 2010, and 2011.

The Company performed its annual impairment analysis for its goodwill and indefinite-lived assets during the fourth quarter of 2009 which resulted in no further impairment. The valuation techniques used in the annual test were consistent with the methodologies described above. The inputs used in the annual test were updated for current market conditions and forecasts.

Foreign Currency

The functional currency for most of our foreign operations is the local currency. The cumulative effects of translating the balance sheet accounts from the functional currency into the U.S. dollar at current exchange rates are included in accumulated other comprehensive income (loss). Revenues and expenses are translated at average exchange rates in effect during the period. Certain other foreign operations use the U.S. dollar as the functional currency. Accordingly, financial statements of these foreign subsidiaries are remeasured to U.S. dollars for consolidation purposes using current rates of exchange for monetary assets and liabilities and historical rates of exchange for nonmonetary assets and related elements of expense. Revenue and expense elements are remeasured at rates that approximate the rates in effect on the transaction dates. For all operations, gains or losses from remeasuring foreign currency transactions into the functional currency are included in income. Net foreign currency transaction gains (losses) were ($79) million, $50 million and ($7) million for the years ending December 31, 2009, 2008 and 2007, respectively, and are included in other income (expense) in the accompanying statement of operations.

As previously discussed, effective January 1, 2008, we changed the functional currency of our Rig Technology unit in Norway from the Norwegian krone to the U.S. dollar to more appropriately reflect the primary economic environment in which they currently operate.

Revenue Recognition

The Company's products and services are sold based upon purchase orders or contracts with the customer that include fixed or determinable prices and that do not generally include right of return or other similar provisions or other significant post delivery obligations. Except for certain construction contracts and drill pipe sales described below, the Company records revenue at the time its manufacturing process is complete, the customer has been provided with all proper inspection and other required documentation, title and risk of loss has passed to the customer, collectability is reasonably assured and the product has been delivered. Customer advances or deposits are deferred and recognized as revenue when the Company has completed all of its performance obligations related to the sale. The Company also recognizes revenue as services are performed. The amounts billed for shipping and handling cost are included in revenue and related costs are included in cost of sales.

Revenue Recognition under Long-term Construction Contracts

The Company uses the percentage-of-completion method to account for certain long-term construction contracts in the Rig Technology segment. These long-term construction contracts include the following characteristics:

- the contracts include custom designs for customer specific applications;
- the structural design is unique and requires significant engineering efforts; and
- construction projects often have progress payments.

This method requires the Company to make estimates regarding the total costs of the project, progress against the project schedule and the estimated completion date, all of which impact the amount of revenue and gross margin the Company recognizes in each reporting period. The Company prepares detailed cost estimates at the beginning of each project. Significant projects and their related costs and profit margins are updated and reviewed at least quarterly by senior management. Factors that may affect future project costs and margins include shipyard access, weather, production efficiencies, availability and costs of labor, materials and subcomponents and other factors. These factors can impact the accuracy of the Company's estimates and materially impact the Company's current and future reported earnings.

The asset, "Costs in excess of billings," represents revenues recognized in excess of amounts billed. The liability, "Billings in excess of costs," represents billings in excess of revenues recognized.

Drill Pipe Sales

For drill pipe sales, if requested in writing by the customer, delivery may be satisfied through delivery to the Company's customer storage location or to a third-party storage facility. For sales transactions where title and risk of loss have transferred to the customer but the supporting documentation does not meet the criteria for revenue recognition prior to the products being in the physical possession of the customer, the recognition of the revenues and related inventory costs from these transactions are deferred until the customer takes physical possession.

Service and Product Warranties

The Company provides service and warranty policies on certain of its products. The Company accrues liabilities under service and warranty policies based upon specific claims and a review of historical warranty and service claim experience in accordance with ASC Topic 450 "Contingencies" ("ASC Topic 450"). Adjustments are made to accruals as claim data and historical experience change. In addition, the Company incurs discretionary costs to service its products in connection with product performance issues and accrues for them when they are encountered.

The changes in the carrying amount of service and product warranties are as follows (in millions):

Balance at December 31, 2007	$ 92
Net provisions for warranties issued during the year	77
Amounts incurred	(54)
Foreign currency translation	(1)
Balance at December 31, 2008	$ 114
Net provisions for warranties issued during the year	144
Amounts incurred	(62)
Foreign currency translation and other	21
Balance at December 31, 2009	$ 217

Income Taxes

The liability method is used to account for income taxes. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to amounts which are more likely than not to be realized.

Concentration of Credit Risk

We grant credit to our customers, which operate primarily in the oil and gas industry. Concentrations of credit risk are limited because we have a large number of geographically diverse customers, thus spreading trade credit risk. We control credit risk through credit evaluations, credit limits and monitoring procedures. We perform periodic credit evaluations of our customers' financial condition and generally do not require collateral, but may require letters of credit for certain international sales. Credit losses are provided for in the financial statements. Allowances for doubtful accounts are determined based on a continuous process of assessing the Company's portfolio on an individual customer basis taking into account current market conditions and trends. This process consists of a thorough review of historical collection experience, current aging status of the customer accounts, and financial condition of the Company's customers. Based on a review of these factors, the Company will establish or adjust allowances for specific customers. Accounts receivable are net of allowances for doubtful accounts of approximately $95 million and $73 million at December 31, 2009 and 2008, respectively.

Stock-Based Compensation

Compensation expense for the Company's stock-based compensation plans is measured using the fair value method required by ASC Topic 718 "Compensation — Stock Compensation" ("ASC Topic 718"). Under this guidance the fair value of stock option grants and restricted stock is amortized to expense using the straight-line method over the shorter of the vesting period or the remaining employee service period.

The Company provides compensation benefits to employees and non-employee directors under share-based payment arrangements, including various employee stock option plans.

Total compensation cost that has been charged against income for all share-based compensation arrangements was $68 million, $61 million and $43 million for 2009, 2008 and 2007, respectively. The total income tax benefit recognized in the income statement for all share-based compensation arrangements was $21 million, $19 million and $13 million for 2009, 2008 and 2007, respectively.

Environmental Liabilities

When environmental assessments or remediations are probable and the costs can be reasonably estimated, remediation liabilities are recorded on an undiscounted basis and are adjusted as further information develops or circumstances change.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported and contingent amounts of assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Such estimates include but are not limited to, estimated losses on accounts receivable, estimated costs and related margins of projects accounted for under percentage- of-completion ("POC"), estimated realizable value on excess and obsolete inventory, contingencies, estimated liabilities for litigation exposures and liquidated damages, estimated warranty costs, estimates related to tocpension accounting, estimates related to the fair value of reporting units for purposes of assessing goodwill and other indefinite-lived intangible assets for impairment and estimates related to deferred tax assets and liabilities, including valuation allowances on deferred tax assets. Actual results could differ from those estimates.

Contingencies

The Company accrues for costs relating to litigation claims and other contingent matters, including liquidated damage liabilities, when such liabilities become probable and reasonably estimable. Such estimates may be based on advice from third parties or on management's judgment, as appropriate. Revisions to contingent liabilities are reflected in income in the period in which different facts or information become known or circumstances change that affect the Company's previous judgments with respect to the likelihood or amount of loss. Amounts paid upon the ultimate resolution of contingent liabilities may be materially different from previous estimates and could require adjustments to the estimated reserves to be recognized in the period such new information becomes known.

In circumstances where the most likely outcome of a contingency can be reasonably estimated, we accrue a liability for that amount. Where the most likely outcome cannot be estimated, a range of potential losses is established and if no one amount in that range is more likely than others, the low end of the range is accrued.

Net Income Attributable to Company Per Share

The following table sets forth the computation of weighted average basic and diluted shares outstanding (in millions, except per share data):

	Years Ended December 31,		
	2009	2008	2007
Numerator:			
Net income attributable to Company	$ 1,469	$ 1,952	$ 1,337
Denominator:			
Basic—weighted average common shares outstanding	416	397	354
Dilutive effect of employee stock options and other unvested stock awards	1	2	1
Diluted outstanding shares	417	399	355
Basic earnings attributable to Company per share	$ 3.53	$ 4.91	$ 3.77
Diluted earnings attributable to Company per share	$ 3.52	$ 4.90	$ 3.76
Cash dividends per share	$ 1.10	$ —	$ —

In addition, we had stock options outstanding that were anti-dilutive totaling 4.0 million, 0.4 million, and 0.1 million at December 31, 2009, 2008 and 2007, respectively.

Recently Issued Accounting Standards

In April 2009 the FASB issued ASC Topic 805, "Business Combinations" ("ASC Topic 805"). ASC Topic 805 amends the provisions for the initial recognition and measurement, subsequent measurement and accounting, and disclosures for assets and liabilities arising from contingencies in business combinations. ASC Topic 805 is effective for contingent assets and contingent liabilities acquired in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company expects ASC Topic 805 will have a future impact on its consolidated financial statements, but the nature and magnitude of the specific effects will depend upon the nature, term and size of the acquired contingencies.

In April 2009, the FASB issued ASC Topic 825, "Financial Instruments" ("ASC Topic 825"). ASC Topic 825 extends the annual disclosure requirements regarding the fair value of financial instruments to interim financial statements of publicly traded companies. ASC Topic 825 is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. On June 1, 2009, the Company adopted ASC Topic 825. There was no significant impact to the Company's Consolidated Financial Statements from the adoption of ASC Topic 825.

In May 2009, the FASB issued ASC Topic 855, "Subsequent Events" ("ASC Topic 855"). ASC Topic 855 requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. ASC Topic 855 is effective for fiscal years and interim periods ending after June 15, 2009. On June 1, 2009, the Company adopted ASC Topic 855. There was no significant impact to the Company's Consolidated Financial Statements from the adoption of ASC Topic 855.

In June 2009, the FASB issued ASC Topic 105, "Generally Accepted Accounting Standards" ("ASC Topic 105"). The ASC is now the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date, ASC Topic 105 superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the ASC has become non-authoritative. ASC Topic 105 became effective for financial statements issued for interim and annual periods ending after September 15, 2009.

3. Grant Prideco Merger

Pursuant to the Agreement and Plan of Merger with Grant Prideco, Inc. ("Grant Prideco") (the "Merger"), a Delaware Corporation, effective December 16, 2007 (the "Agreement Date"), the Company issued .4498 shares of National Oilwell Varco, Inc. common stock and $23.20 in cash (the "Exchange Ratio") for each Grant Prideco common share outstanding on April 21, 2008 (the "Merger Date") totaling approximately 57 million shares and $2.9 billion in cash. The Company has included the financial results of Grant Prideco in its Consolidated Financial Statements beginning on the Merger Date, the date Grant Prideco common shares were exchanged for National Oilwell Varco common shares and cash. The Grant Prideco operations are included in the Petroleum Services & Supplies segment.

Prior to its acquisition, Grant Prideco was a world leader in drill stem technology development and drill pipe manufacturing, sales and service and a global leader in drill bit and specialty tools, manufacturing, sales and service. The Company believes the Merger with Grant Prideco advanced its strategic goal of providing more products and services to its customers and that Grant Prideco's product range added new growth opportunities to the Company and benefited its customers' needs worldwide.

The Merger was accounted for as a purchase business combination. Assets acquired and liabilities assumed were recorded at their fair values as of April 21, 2008. The fair value of shares issued was determined using an average price of $72.74, which represents the average closing price of the Company's common stock for a five-day period beginning two available trading days before the public announcement of the transaction. The total purchase price is $7,199 million, including Grant Prideco stock options assumed and acquisition related transaction costs and is comprised of (in millions):

Shares issued totaled approximately 57 million shares at $72.74 per share	$ 4,135
Cash paid at $23.20 per share	2,932
Grant Prideco stock options assumed	56
Merger related transaction costs	76
Total purchase price	$ 7,199

For all Grant Prideco stock options and restricted stock granted prior to 2008, vesting was accelerated under the terms of the stock option and restricted stock agreements; therefore, there was no modification of the awards as defined under SFAS 123(R). For stock options and restricted stock granted by Grant Prideco in 2008, 320,500 Grant Prideco stock options and 388,000 shares of restricted stock were replaced with 250,402 National Oilwell Varco stock options and 303,212 shares of National Oilwell Varco restricted stock, respectively. For the 2008 Grant Prideco grants, vesting was not accelerated in connection with the Merger, under the terms of the stock option and restricted stock agreements, except for certain recipients of the 2008 Grant Prideco restricted stock grant.

Merger related costs of $76 million include severance and other external costs directly related to the Merger.

Transaction costs of $11 million for the year ending December 31, 2008 were comprised of $6 million for accelerated vesting of stock-based compensation, $4 million for bridge loan fees and $1 million of other costs and are included in selling, general and administrative expense in the Consolidated Statements of Income.

Purchase Price Allocation

Under the purchase method of accounting, the total purchase price was allocated to Grant Prideco's net tangible and identifiable intangible assets based on their fair values as of April 21, 2008. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill.

The following table, set forth below, displays the total purchase price allocated to Grant Prideco's net tangible and identifiable intangible assets based on their fair values as of April 21, 2008 (in millions):

Cash and cash equivalents	$ 171
Receivables	420
Assets held for sale, net	784
Inventories	611
Prepaid and other current assets	210
Property, plant and equipment	392
Goodwill	2,775
Intangibles	3,696
Investment in unconsolidated affiliate	512
Other assets	98
Accounts payable and accrued liabilities	(316)
Accrued income taxes	(627)
Long-term debt	(176)
Deferred income taxes	(1,305)
Minority interest	(25)
Other liabilities	(21)
Total purchase price	$ 7,199

Under purchase accounting, a fair value step up adjustment of $89 million was made to inventory and was charged to "Cost of sales" as the applicable inventory sold. Cost of sales included $89 million of these inventory charges for the year ended December 31, 2008.

Additionally, the Company identified other intangible assets associated with tradenames, patents, and customer relationships, and the fair values assigned were $1.2 billion, $0.3 billion, and $2.2 billion, respectively. The initial range of useful lives associated with trade names, patents, and customer relationships were 40 years to an indefinite life, 5 to 15 years and 16 to 17 years, respectively. Of the $1.2 billion associated with trade names, $0.8 billion was initially identified as having an indefinite life.

Disposition of Certain Grant Prideco Businesses

Prior to the Merger, Grant Prideco had entered into a definitive Purchase and Sale Agreement with Vallourec S.A. and Vallourec & Mannesman Holdings, Inc. (collectively referred to as "Vallourec") to sell four of its tubular businesses for approximately $800 million in cash, subject to final working capital adjustments and standard closing conditions (including regulatory approval). The transaction closed May 16, 2008. The amount included in "Assets held for sale, net" included in the preliminary purchase price allocation above, relates to this disposition. Additionally, $256 million is included above in "Accrued income taxes" for taxes related to the disposition.

Unaudited Pro Forma Financial Information

The unaudited financial information in the table below summarizes the combined results of operations of National Oilwell Varco and Grant Prideco, on a pro forma basis, as though the companies had been combined as of the beginning of 2008. The pro forma financial information is presented for informational purposes only and may not be indicative of the results of operations that would have been achieved if the merger had taken place at the beginning of 2008. The pro forma financial information for the year ended December 31, 2008 includes the business combination accounting effect on historical Grant Prideco revenues, adjustments to depreciation on acquired property, amortization charges from acquired intangible assets, financing costs on new debt in connection with the merger and related tax effects for the year ended December 31, 2008 (in millions, except per share data):

Total revenues	$ 14,035
Net income attributable to Company	$ 2,080
Basic net income attributable to Company per share	$ 5.02
Diluted net income attributable to Company per share	$ 4.99

4. Other Acquisitions and Investments

2009

The Company completed nine acquisitions for an aggregate purchase price of $573 million, net of cash acquired. These acquisitions included:

- The shares of ASEP Group Holding B.V., a Netherlands-based manufacturer of well service equipment.
- The shares of ANS (1001) Ltd. ("Anson"), a U.K.-based manufacturer of pumps and fluid expendibles.

- The business and assets of Spirit Drilling Fluids Ltd., a U.S.-based company that provides drilling fluids and related well-site services to exploration and production companies.

- The business and assets of Spirit Minerals L.P., a U.S.-based company that mines, processes and distributes barite to the oil and gas drilling fluid industry.

- The shares of South Seas Inspection (S) Pte. Ltd., a Singapore-based inspection, repair and maintenance provider to the oil and gas industry.

- The shares of Hochang Machinery Industries Co., Ltd., a South Korean-based manufacturing and fabrication business.

The following table summarizes the preliminary fair values of the assets acquired and liabilities assumed at the date of acquisition of the 2009 acquisitions (in millions):

Current assets, net of cash acquired	$ 404
Property, plant and equipment	149
Intangible assets	115
Goodwill	198
Other assets	5
Total assets acquired	871
Current liabilities	242
Long-term debt	48
Other liabilities	8
Total liabilities	298
Cash consideration, net of cash acquired	$ 573

The Company allocated $115 million to intangible assets (11 year weighted-average life), comprised of: $60 million of customer relationships (9 year weighted-average life), $46 million of trademarks (18 year weighted-average life), and $9 million of other intangible assets (7 year weighted-average life).

In September 2009, the Company sold 45% of certain of its IntelliServ operations and created the IntelliServ Joint Venture ("IntelliServ"). IntelliServ provides drilling technology that enables downhole drilling conditions to be measured, evaluated and monitored.

2008

In addition to the Grant Prideco Merger, the Company completed nine acquisitions for an aggregate purchase price of $171 million net of cash acquired. These acquisitions included:

- Welch Power Source, L.L.C., a Louisiana-based manufacturer of power generation equipment.

- CKS, a France-based solids control company.

- Mid-South Machine, Inc., a Louisiana-based machine shop.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition of the 2008 acquisitions (in millions):

Current assets, net of cash acquired	$ 33
Property, plant and equipment	61
Intangible assets	38
Goodwill	76
Total assets acquired	208
Current liabilities	11
Long-term debt	26
Total liabilities	37
Cash consideration, net of cash acquired	$ 171

The Company allocated $38 million to intangible assets (9 year weighted-average life), comprised of: $30 million of customer relationships (15 year weighted-average life), $1 million of trademarks (16 year weighted-average life), and $7 million of other intangible assets (4 year weighted-average life).

2007

The Company completed eight acquisitions for an aggregate purchase price of $287 million consisting of cash of $286 million and notes payable of $1 million. These acquisitions included:

- Gammaloy Holdings, L.P., a Texas-based manufacturer of downhole tools.
- Kreiter Geartech, a Texas-based manufacturer of gearing products.
- Sara Services and Engineers Pvt. Ltd., an India-based manufacturer of oil field equipment.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition of the 2007 acquisitions (in millions):

Current assets, net of cash acquired	$ 50
Property, plant and equipment	49
Intangible assets	114
Goodwill	142
Total assets acquired	355
Current liabilities	38
Long-term debt	20
Total liabilities	58
Minority interest	11
Cash consideration, net of cash acquired	$ 286

Based on independent third-party valuations, the Company allocated $114 million to intangible assets (13 year weighted-average life), comprised of: $94 million of customer relationships (13 year weighted-average life), $9 million of trademarks (9 year weighted-average life), and $11 million of other intangible assets (20 year weighted-average life).

In January 2007, the Company also acquired the remaining 13% of NQL Energy Services, Inc.'s outstanding shares for $38 million.

Each of the acquisitions were accounted for using the purchase method of accounting and, accordingly, the results of operations of each business are included in the consolidated results of operations from the date of acquisition. Excluding the Grant Prideco merger, a summary of the acquisitions follows (in millions):

	Years Ended December 31,		
	2009	2008	2007
Fair value of assets acquired, net of cash acquired	$ 871	$ 208	$ 355
Cash paid, net of cash acquired	(573)	(171)	(286)
Liabilities assumed, debt issued and minority interest	$ 298	$ 37	$ 69
Excess purchase price over fair value of net assets acquired	$ 198	$ 76	$ 142

5. Inventories, net

Inventories consist of (in millions):

	December 31, 2009	December 31, 2008
Raw materials and supplies	$ 704	$ 739
Work in process	1,307	1,326
Finished goods and purchased products	1,479	1,741
Total	$ 3,490	$ 3,806

6. Property, Plant and Equipment

Property, plant and equipment consist of the following (in millions):

	Estimated Useful Lives	December 31, 2009	December 31, 2008
Land and buildings	5-35 Years	$ 678	$ 544
Operating equipment	3-15 Years	1,429	1,259
Rental equipment	3-12 Years	594	527
		2,701	2,330
Less: Accumulated Depreciation		(865)	(653)
		$ 1,836	$ 1,677

7. Accrued Liabilities

Accrued liabilities consist of (in millions):

	December 31, 2009	December 31, 2008
Compensation	$ 272	$ 258
Customer prepayments and billings	500	912
Warranty	217	114
Interest	11	11
Taxes (non income)	95	76
Insurance	58	50
Accrued vendor costs	853	688
Fair value of derivatives	61	59
Other	200	208
Total	$ 2,267	$ 2,376

8. Costs and Estimated Earnings on Uncompleted Contracts

Costs and estimated earnings on uncompleted contracts consist of (in millions):

	December 31, 2009	December 31, 2008
Costs incurred on uncompleted contracts	$ 6,276	$ 4,397
Estimated earnings	3,735	2,183
	10,011	6,580
Less: Billings to date	10,361	8,123
	$ (350)	$ (1,543)
Costs and estimated earnings in excess of billings on uncompleted contracts	$ 740	$ 618
Billings in excess of costs and estimated earnings on uncompleted contracts	(1,090)	(2,161)
	$ (350)	$ (1,543)

9. Long-Term Debt

Debt consists of (in millions):

	December 31, 2009	December 31, 2008
Senior Notes, interest at 6.5% payable semiannually, principal due on March 15, 2011	$ 150	$ 150
Senior Notes, interest at 7.25% payable semiannually, principal due on May 1, 2011	205	208
Senior Notes, interest at 5.65% payable semiannually, principal due on November 15, 2012	200	200
Senior Notes, interest at 5.5% payable semiannually, principal due on November 19, 2012	151	151
Senior Notes, interest at 6.125% payable semiannually, principal due on August 15, 2015	151	151
Other	26	14
Total debt	883	874
Less current portion	7	4
Long-term debt	$ 876	$ 870

Principal payments of debt for years subsequent to 2009 are as follows (in millions):

2010	$ 7
2011	362
2012	355
2013	5
2014	1
Thereafter	153
	$ 883

Senior Notes

In connection with the merger of Grant Prideco, the Company completed an exchange offer relative to the $175 million of 6.125% Senior Notes due 2015 previously issued by Grant Prideco. On April 21, 2008, $151 million of Grant Prideco Senior Notes were exchanged for National Oilwell Varco Senior Notes. The National Oilwell Varco Senior Notes have the same interest rate, interest payment dates, redemption terms and maturity as the Grant Prideco Senior Notes. In November 2008, the Company repurchased $23 million of the unexchanged Grant Prideco Senior Notes.

Revolving Credit Facilities

On April 21, 2008, the Company replaced its existing $500 million unsecured revolving credit facility with an aggregate of $3 billion of unsecured credit facilities and borrowed $2 billion to finance the cash portion of the Grant Prideco acquisition. These facilities consisted of a $2 billion, five-year revolving credit facility and a $1 billion, 364-day revolving credit facility which was terminated early in February 2009. At December 31, 2009, there were no borrowings against the remaining credit facility, and there were $588 million in outstanding letters of credit issued under this facility, resulting in $1,412 million of funds available under this revolving credit facility. Interest under this multicurrency facility is based upon LIBOR, NIBOR or EURIBOR plus 0.26% subject to a ratings-based grid, or the prime rate.

The Company also had $2,073 million of additional outstanding letters of credit at December 31, 2009, primarily in Norway, that are essentially under various bilateral committed letter of credit facilities. Other letters of credit are issued as bid bonds and performance bonds. The Senior Notes contain reporting covenants and the credit facility contains a financial covenant regarding maximum debt to capitalization. The Company was in compliance with all covenants at December 31, 2009.

Other

Other debt includes approximately $3 million in promissory notes due to former owners of businesses acquired who remain employed by the Company.

10. Employee Benefit Plans

We have benefit plans covering substantially all of our employees. Defined-contribution benefit plans cover most of the U.S. and Canadian employees, and benefits are based on years of service, a percentage of current earnings and matching of employee contributions. Employees in our Norwegian operations can elect to participate in a defined-contribution plan in lieu of a local defined benefit plan. For the years ended December 31, 2009, 2008 and 2007, expenses for defined-contribution plans were $39 million, $37 million, and $31 million, respectively, and all funding is current.

Certain retired or terminated employees of predecessor or acquired companies participate in a defined benefit plan in the United States. None of the participants in this plan are eligible to accrue benefits. In addition, approximately 777 U.S. retirees and spouses participate in defined benefit health care plans of predecessor or acquired companies that provide postretirement medical and life insurance benefits. Active employees are ineligible to participate in any of these defined benefit plans. Our subsidiaries in the United Kingdom and Norway also have defined benefit pension plans covering virtually all of their employees.

Net periodic benefit cost for our defined benefit plans aggregated $12 million, $7 million and $8 million for the years ended December 31, 2009, 2008 and 2007, respectively.

The change in benefit obligation, plan assets and the funded status of the defined benefit pension plans in the United States, United Kingdom, and Norway and defined postretirement plans in the United States, using a measurement date of December 31, 2009 and December 31, 2008, is as follows (in millions):

At year end	Pension benefits		Postretirement benefits	
	2009	2008	2009	2008
Benefit obligation at beginning of year	$ 214	$ 246	$ 20	$ 14
Service cost	5	5	—	—
Interest cost	14	12	2	1
Actuarial loss (gain)	19	(6)	1	5
Benefits paid	(10)	(13)	(2)	(2)
Participants contributions	1	1	—	—
Exchange rate loss (gain)	19	(50)	18	—
Acquisitions/divestitures, net	—	17	—	—
Other	—	2	—	2
Benefit obligation at end of year	$ 262	$ 214	$ 39	$ 20
Accumulated benefit obligation at end of year	$ 244	$ 198		
Fair value of plan assets at beginning of year	$ 153	$ 206	$ —	$ —
Actual return	21	(23)	—	—
Benefits paid	(10)	(13)	(2)	(2)
Company contributions	12	17	2	2
Participants contributions	1	1	—	—
Exchange rate (loss) gain	16	(50)	—	—
Acquisitions/divestitures, net	—	16	—	—
Other	—	(1)	—	—
Fair value of plan assets at end of year	$ 193	$ 153	$ —	$ —
Funded status	(69)	(61)	(39)	(20)
Unrecognized actuarial net loss	63	52	7	6
Prior service costs not yet recognized	1	1	(1)	(1)
Accrued benefit cost	$ (5)	$ (8)	$ (33)	$ (15)

Defined Benefit Pension Plans

Assumed long-term rates of return on plan assets, discount rates and rates of compensation increases vary for the different plans according to the local economic conditions. The assumption rates used for benefit obligations are as follows:

	Years Ended December 31,	
	2009	2008
Discount rate:		
United States plan	5.26%	6.23%
International plans	5.25% – 5.75%	5.75% – 6.50%
Salary increase:		
United States plan	N/A	N/A
International plans	2.50% – 4.25%	2.50% – 4.50%

The assumption rates used for net periodic benefit costs are as follows:

	Years Ended December 31,		
	2009	2008	2007
Discount rate:			
United States plan	6.23%	6.34%	5.97%
International plans	5.75% – 6.50%	5.50% – 5.75%	4.75% – 5.25%
Salary increase:			
United States plan	N/A	N/A	N/A
International plans	2.50% – 4.50%	2.50% – 4.50%	2.25% – 3.00%
Expected return on assets:			
United States plan	7.75%	7.75%	7.75%
International plans	6.00% – 6.85%	5.50% – 6.86%	5.17% – 6.86%

In determining the overall expected long-term rate of return for plan assets, the Company takes into consideration the historical experience as well as future expectations of the asset mix involved. As different investments yield different returns, each asset category is reviewed individually and then weighted for significance in relation to the total portfolio.

The majority of our plans have projected benefit obligations in excess of plan assets.

The Company expects to pay future benefit amounts on its defined benefit plans ranging from $15 million to $20 million for each of the next five years and aggregate payments of $152 million.

Plan Assets

The Company and its investment advisers collaboratively reviewed market opportunities using historic and statistical data, as well as the actuarial valuation reports for the plans, to ensure that the levels of acceptable return and risk are well-defined and monitored. Currently, the Company's management believes that there are no significant concentrations of risk associated with plan assets. Our pension investment strategy worldwide prohibits a direct investment in our own stock.

The following table presents information about the plan assets measured at fair value as of December 31, 2009, aggregated by the level in the fair value hierarchy within which those measurements fall (in millions):

	Fair Value Measurements			
Asset Category	Total	Level 1	Level 2	Level 3
Equity securities	$ 70	$ —	$ 70	$ —
Bonds	53	—	53	—
Mutual funds	36	16	20	—
Other (insurance contracts)	32	—	—	32
	191	16	143	32
Cash	2	—	2	—
Total	$ 193	$ 16	$ 145	$ 32

The following table outlines the rollforward of the fair value measurement Company's Level 3 plan assets using significant unobservable inputs for the year ended December 31, 2009 (in millions):

	Level 3 Plan Assets
Beginning balance as of January 1, 2009	$ 24
Actual return on plan assets still held at reporting date	2
Purchases, sales and settlements	1
Currency impact	5
Ending balance as of December 31, 2009	$ 32

11. Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss) are as follows (in millions):

	Change in Defined Benefit Plans	Cumulative Currency Translation Adjustment	Derivative Financial Instruments	Total
Balance at December 31, 2006	$ (15)	$ 60	$ 1	$ 46
Current period activity	(8)	211	25	228
Tax effect	3	(75)	(7)	(79)
Balance at December 31, 2007	$ (20)	$ 196	$ 19	$ 195
Current period activity	(30)	(265)	(241)	(536)
Tax effect	10	89	81	180
Balance at December 31, 2008	$ (40)	$ 20	$ (141)	$ (161)
Current period activity	(14)	150	223	359
Tax effect	5	(50)	(63)	(108)
Balance at December 31, 2009	$ (49)	$ 120	$ 19	$ 90

12. Commitments and Contingencies

We are involved in various claims, regulatory agency audits and pending or threatened legal actions involving a variety of matters. The total liability on these matters at December 31, 2009 cannot be determined; however, in our opinion, any ultimate liability, to the extent not otherwise provided for, will not materially affect our financial position, cash flow or results of operations.

Our business is affected both directly and indirectly by governmental laws and regulations relating to the oilfield service industry in general, as well as by environmental and safety regulations that specifically apply to our business. Although we have not incurred material costs in connection with our compliance with such laws, there can be no assurance that other developments, such as new environmental laws, regulations and enforcement policies hereunder may not result in additional, presently unquantifiable, costs or liabilities to us.

We have received federal grand jury subpoenas and subsequent inquiries from governmental agencies requesting records related to our compliance with export trade laws and regulations. We have cooperated fully with agents from the Department of Justice, the Bureau of Industry and Security, the Office of Foreign Assets Control, and U.S. Immigration and Customs Enforcement in responding to the inquiries, and we have conducted our own internal review of this matter. At the conclusion of our internal review in the fourth quarter of 2009, we identified possible areas of concern and discussed these areas of concern with the relevant agencies. We are currently negotiating a potential resolution with the agencies involved related to these matters. We currently anticipate that any administrative fine or penalty agreed to as part of a resolution would be within established accruals, and would not have a material effect on our financial position or results of operations. To the extent a resolution is not negotiated as anticipated, we cannot predict the timing or effect that any resulting government actions may have on our financial position or results of operations. As a result of our internal review and in an effort to prevent any future compliance issues of this nature, we have reviewed and are in the process of enhancing our compliance procedures and training.

The Company leases certain facilities and equipment under operating leases that expire at various dates through 2066. These leases generally contain renewal options and require the lessee to pay maintenance, insurance, taxes and other operating expenses in addition to the minimum annual rentals. Rental expense related to operating leases approximated $199 million, $184 million, and $128 million in 2009, 2008 and 2007, respectively.

Future minimum lease commitments under noncancellable operating leases with initial or remaining terms of one year or more at December 31, 2009 are payable as follows (in millions):

2010	$ 122
2011	88
2012	68
2013	52
2014	44
Thereafter	179
Total future lease commitments	$ 553

13. Common Stock

National Oilwell Varco has authorized 500 million shares of $.01 par value common stock. We also have authorized 10 million shares of $.01 par value preferred stock, none of which is issued or outstanding.

On November 11, 2009 National Oilwell Varco's Board of Directors approved a special one-time cash dividend of $1.00 per share of common stock along with the commencement of a regular quarterly dividend of $0.10 per share. The special cash dividend and the first quarterly dividend was paid on December 16, 2009 to each stockholder of record on December 2, 2009. The declaration and payment of future dividends is at the discretion of the Company's Board of Directors and will be dependent upon the Company's results of operations, financial condition, capital requirements and other factors deemed relevant by the Board of Directors.

On August 22, 2007, the Company's Board of Directors approved a two-for-one stock split in the form of a stock dividend to the Company's stockholders of record on September 7, 2007, with distribution of shares on September 28, 2007. The total number of authorized common stock shares and associated par value were unchanged by this action. All per-share amounts in the financial statements reflect the stock split for all periods presented unless indicated otherwise.

Stock Options

Under the terms of National Oilwell Varco's Long-Term Incentive Plan, as amended, 25.5 million shares of common stock are authorized for the grant of options to officers, key employees, non-employee directors and other persons. Options granted under our stock option plan generally vest over a three-year period starting one year from the date of grant and expire ten years from the date of grant. The purchase price of options granted may not be less than the closing market price of National Oilwell Varco common stock on the date of grant. At December 31, 2009, approximately 12 million shares were available for future grants.

We also have inactive stock option plans that were acquired in connection with the acquisitions of Varco International, Inc. in 2005 and Grant Prideco in 2008. We converted the outstanding stock options under these plans to options to acquire our common stock and no further options are being issued under these plans. Stock option information summarized below includes amounts for the National Oilwell Varco Long-Term Incentive Plan and stock plans of acquired companies. Options outstanding at December 31, 2009 under the stock option plans have exercise prices between $8.83 and $73.98 per share, and expire at various dates from January 25, 2010 to May 13, 2019.

The following summarizes options activity:

	Years Ended December 31,					
	2009		2008		2007	
	Number of Shares	Average Exercise Price	Number of Shares	Average Exercise Price	Number of Shares	Average Exercise Price
Shares under option at beginning of year	7,547,822	$ 37.24	7,903,832	$ 29.12	10,559,862	$ 23.28
Granted	3,234,400	26.03	2,993,000	48.59	2,381,300	35.55
Cancelled	(156,356)	29.79	(218,560)	30.90	(301,608)	30.55
Exercised	(369,884)	40.86	(3,130,450)	27.08	(4,735,722)	19.28
Shares under option at end of year	10,255,982	$ 34.19	7,547,822	$ 37.24	7,903,832	$ 29.12
Exercisable at end of year	5,308,465	$ 33.14	3,110,462	$ 26.17	1,619,374	$ 19.55

The following summarizes information about stock options outstanding as of December 31, 2009:

Range of Exercise Price	Weighted-Avg Remaining Contractual Life	Options Outstanding Shares	Options Outstanding Weighted-Avg Exercise Price	Options Exercisable Shares	Options Exercisable Weighted-Avg Exercise Price
8.33 – 15.00	3.75	549,519	$ 11.53	549,519	$ 11.53
15.92 – 33.29	8.20	4,028,199	24.69	853,599	19.97
33.57 – 73.98	7.01	5,678,264	43.12	3,905,347	39.06
Total	7.30	10,255,982	$ 34.19	5,308,465	$ 33.14

The weighted-average fair value of options granted during 2009, 2008 and 2007 was approximately $11.89, $22.16 and $11.99 (excluding options assumed in the Grant Prideco merger) per share, respectively, as determined using the Black-Scholes option-pricing model. The total intrinsic value of options exercised during 2009 and 2008 was $6 million and $155 million, respectively.

Upon adoption of ASC Topic 718, we began recording expense related to the value of employee stock options on the date of grant using the Black Scholes model. Prior to the adoption of ASC Topic 718, the value of each employee stock option was estimated on the date of grant using the Black-Scholes model for the purpose of the pro forma financial information in accordance with ASC Topic 718. The determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise activity. The use of the Black Scholes model requires the use of extensive actual employee exercise activity data and the use of a number of complex assumptions including expected volatility, risk-free interest rate, expected dividends and expected term.

	Years Ended December 31, 2009	2008	2007
Valuation Assumptions:			
Expected volatility	63.5%	41.8%	38.6%
Risk-free interest rate	1.8%	2.9%	4.6%
Expected dividends	$ —	$ —	$ —
Expected term (in years)	3.4	3.6	3.5

We used the actual volatility for traded options for the past 10 years prior to option date as the expected volatility assumption required in the Black Scholes model.

The risk-free interest rate assumption is based upon observed interest rates appropriate for the term of our employee stock options. The dividend yield assumption is based on the history and expectation of dividend payouts. The estimated expected term is based on actual employee exercise activity for the past ten years.

As stock-based compensation expense recognized in the Consolidated Statement of Income in 2009 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. ASC Topic 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical experience.

The following summary presents information regarding outstanding options as of December 31, 2009 and changes during 2009 with regard to options under all stock option plans:

	Shares	Weighted-Average Exercise Price	Weighted Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at December 31, 2008	7,547,822	$ 37.24		
Granted	3,234,400	$ 26.05		
Exercised	(369,884)	$ 40.86		
Cancelled	(156,356)	$ 29.79		
Outstanding at December 31, 2009	10,255,982	$ 34.19	7.30	$ 134,531,875
Vested or expected to vest	9,930,867	$ 34.19	7.30	$ 130,267,214
Exercisable at December 31, 2009	5,308,465	$ 33.14	6.05	$ 70,499,357

As of December 31, 2009, total unrecognized compensation cost related to nonvested stock options was $40 million. This cost is expected to be recognized over a weighted-average period of two years. The total fair value of stock options vested in 2009, 2008 and 2007 was approximately $40 million, $43 million and $34 million, respectively. Cash received from option exercises for 2009, 2008 and 2007 was $8 million, $78 million and $91 million, respectively. The actual tax benefit realized for the tax deductions from option exercises totaled $2 million, $46 million and $34 million for 2009, 2008 and 2007, respectively. Cash used to settle equity instruments granted under all share-based payment arrangements for 2009, 2008 and 2007 was not material for any period.

Restricted Shares

The Company issues restricted stock awards ("RSA") with no exercise price to officers and key employees in addition to stock options. The Company granted 434,400 restricted shares valued at $25.96 to key employees on February 20, 2009. These shares will not vest until the third anniversary of the date of the grant, at which time they will be 100% vested. The Company also granted 309,000 performance-based restricted shares valued at $25.96 to senior management and officers on February 20, 2009. These shares will not vest until the third anniversary of the date of the grant, at which time they will be 100% vested, with a performance condition of the Company's operating income level growth from January 1, 2009 to December 31, 2011 needing to exceed the median operating income level growth of a designated peer group over the same period. The estimated forfeiture rate of RSA's is factored into the share-based compensation expense the Company recognizes.

The following summary presents information regarding outstanding restricted shares as of December 31, 2009, 2008 and 2007, and changes during 2009 and 2008:

Restricted Shares	Units	Weighted-Average Grant Date Fair Value
Nonvested at December 31, 2007	1,061,002	$ 36.56
Granted	755,535	$ 64.33
Vested	(307,905)	$ 68.12
Forfeited	(48,136)	$ 42.32
Nonvested at December 31, 2008	1,460,496	$ 47.34
Granted	762,692	$ 26.02
Vested	(7,322)	$ 36.05
Forfeited	(34,622)	$ 41.52
Nonvested at December 31, 2009	2,181,244	$ 40.51

The weighted-average grant day fair value of RSA's granted during the years ended 2009, 2008 and 2007 was $26.02, $64.16 and $37.06 (excluding RSA's assumed in the Grant Prideco merger) per share, respectively. There were 7,322, 307,905 and nil RSA's that vested during 2009, 2008 and 2007, respectively. As of December 31, 2009, there was $27 million of unrecognized compensation cost related to nonvested RSA's, which is expected to be recognized over a weighted-average period of two years.

14. Income Taxes

The domestic and foreign components of income before income taxes were as follows (in millions):

	Years Ended December 31,		
	2009	2008	2007
Domestic	$ 761	$ 1,577	$ 1,244
Foreign	1,447	1,384	785
	$ 2,208	$ 2,961	$ 2,029

The components of the provision for income taxes consisted of (in millions):

	Years Ended December 31,		
	2009	2008	2007
Current:			
Federal	$ 526	$ 691	$ 490
State	35	55	39
Foreign	348	280	136
Total current income tax provision	909	1,026	665
Deferred:			
Federal	(249)	(93)	(66)
State	(5)	(2)	(3)
Foreign	80	62	80
Total deferred income tax provision	(174)	(33)	11
Total income tax provision	$ 735	$ 993	$ 676

The difference between the effective tax rate reflected in the provision for income taxes and the U.S. federal statutory rate was as follows (in millions):

	Years Ended December 31,		
	2009	2008	2007
Federal income tax at U.S. statutory rate	$ 773	$ 1,037	$ 710
Foreign income tax rate differential	(120)	(125)	(66)
State income tax, net of federal benefit	18	34	23
Nondeductible expenses	30	12	10
Tax benefit of manufacturing deduction	(17)	(17)	(11)
Foreign dividends net of foreign tax credits	10	46	9
Change in deferred tax valuation allowance	—	—	3
Other	41	6	(2)
Total income tax provision	$ 735	$ 993	$ 676

Significant components of our deferred tax assets and liabilities were as follows (in millions):

	December 31, 2009	2008	2007
Deferred tax assets:			
Allowances and operating liabilities	$ 343	$ 364	$ 152
Net operating loss carryforwards	7	6	8
Postretirement benefits	12	12	17
Capital loss carryforwards	—	3	7
Other	28	22	17
Total deferred tax assets	390	407	201
Valuation allowance for deferred tax assets	(8)	(10)	(14)
	382	397	187
Deferred tax liabilities:			
Tax over book depreciation	168	146	95
Intangible assets	1,413	1,542	218
Deferred income	363	215	166
Other	147	231	85
Total deferred tax liabilities	2,091	2,134	564
Net deferred tax liability	$ 1,709	$ 1,737	$ 377

ASC Topic 740 "Income Taxes" (ASC Topic 740) prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a return. Under ASC Topic 740, the impact of an uncertain income tax position, in management's opinion, on the income tax return must be recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has a less than 50% likelihood of being sustained. Additionally, ASC Topic 740 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure. The balance of unrecognized tax benefits at December 31, 2009 and 2008 are $58 million and $61 million, respectively. These unrecognized tax benefits, if recognized in future periods, would impact the Company's effective tax rate. Included in the change in the balance of unrecognized tax benefits for the period ended December 31, 2009 was an increase of $10 million of unrecognized tax benefits associated with potential challenges to intercompany pricing and certain operating expenses that may not be deductible in foreign jurisdictions and a $13 million reduction in the balance of unrecognized tax benefits resulting primarily from the completion in the U.S. of prior year audits and appeals. This net decrease of $3 million in the balance of unrecognized tax benefits impacted the Company's effective tax rate in the current year. These unrecognized tax benefits are included in the balance of Accrued Income Taxes in the balance sheet as of December 31, 2009.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in millions):

	2009	2008	2007
Unrecognized tax benefit at beginning of year	$ 61	$ 47	$ 55
Additions based on tax positions related to the current year	10	9	2
Additions for tax positions of prior years	—	9	1
Reductions for tax positions of prior years	(12)	(4)	(10)
Settlements	—	—	(1)
Reductions for lapse of applicable statutes of limitations	(1)	—	—
Unrecognized tax benefit at end of year	$ 58	$ 61	$ 47

The Company does not anticipate that the total unrecognized tax benefits will significantly change due to the settlement of audits or the expiration of statutes of limitation within 12 months of this reporting date.

To the extent penalties and interest would be assessed on any underpayment of income tax, such accrued amounts have been classified as a component of income tax expense in the financial statements. This is an accounting policy election made by the Company that is a continuation of the Company's historical policy and will continue to be consistently applied in the future. During the year ended December 31, 2009, the Company recognized $3 million of additional interest and penalties related to uncertain tax positions as part of income tax expense. As of December 31, 2009, the Company has accrued approximately $11 million of interest and penalties relating to unrecognized tax benefits. These interest and penalties are included in the balance of Accrued Income Taxes in the balance sheet as of December 31, 2009.

The Company is subject to taxation in the United States, various states and foreign jurisdictions. The Company has significant operations in the United States, Canada, the United Kingdom, the Netherlands and Norway. Tax years that remain subject to examination by major tax jurisdictions vary by legal entity, but are generally open in the U.S. for the tax years ending after 2005 and outside the U.S. for the tax years ending after 2003.

In the United States, the Company has $19 million of net operating loss carryforwards as of December 31, 2009, which expire at various dates through 2029. The potential benefit of $7 million has been recorded with a $7 million valuation allowance. Future income tax payments will be reduced when the Company ultimately realizes the benefit of these net operating losses. If the Company ultimately realizes the benefit of these net operating loss carryforwards, the valuation allowance of $7 million would reduce future income tax expense.

Also in the United States, the Company has $1 million of excess foreign tax credits as of December 31, 2009, which expire at various dates through 2017. These credits have been allotted a full valuation allowance and would be realized as a reduction of future income tax payments. If the Company ultimately realizes the benefit of these excess foreign tax credits, the valuation allowance of $1 million would reduce future income tax expense.

The deferred tax valuation allowance decreased $2 million for the period ending December 31, 2009 and was recorded as a decrease in deferred tax assets.

During 2008, the Company recorded $1,480 million in net deferred tax liabilities with a corresponding increase in goodwill related to Grant Prideco purchase accounting.

Undistributed earnings of certain of the Company's foreign subsidiaries amounted to $2,764 million and $2,255 million at December 31, 2009 and 2008, respectively. Those earnings are considered to be permanently reinvested and no provision for U.S. federal and state income taxes has been made. Distribution of these earnings in the form of dividends or otherwise could result in either U.S. federal taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable in various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practical; however, unrecognized foreign tax credit carryforwards would be available to reduce some portion of the U.S. liability. Withholding taxes of approximately $126 million would be payable upon remittance of all previously unremitted earnings at December 31, 2009.

Because of the number of tax jurisdictions in which the Company operates, its effective tax rate can fluctuate as operations and the local country tax rates fluctuate. The Company is also subject to audits by federal, state and foreign jurisdictions which may result in proposed assessments. The Company's future tax provision will reflect any favorable or unfavorable adjustments to its estimated tax liabilities when resolved. The Company is unable to predict the outcome of these matters. However, we believe that none of these matters will have a material adverse effect on the results of operations or financial condition of the Company.

15. Business Segments and Geographic Areas

The Company's operations consist of three reportable segments: Rig Technology, Petroleum Services & Supplies and Distribution Services.

Rig Technology: Our Rig Technology segment designs, manufactures, sells and services complete systems for the drilling, completion, and servicing of oil and gas wells. The segment offers a comprehensive line of highly-engineered equipment that automates complex well construction and management operations, such as offshore and onshore drilling rigs; derricks; pipe lifting, racking, rotating and assembly systems; rig instrumentation systems; coiled tubing equipment and pressure pumping units; well workover rigs; wireline winches; and cranes.

Petroleum Services & Supplies: Our Petroleum Services & Supplies segment provides a variety of consumable goods and services used to drill, complete, remediate and workover oil and gas wells and service flowlines and other oilfield tubular goods. The segment manufactures, rents and sells a variety of products and equipment used to perform drilling operations, including drill pipe, transfer pumps, solids control systems, drilling motors, drill bits, reamers and other downhole tools, and mud pump consumables.

Distribution Services: Our Distribution Services segment provides maintenance, repair and operating supplies and spare parts to drill site and production locations worldwide. In addition to its comprehensive network of field locations supporting land drilling operations throughout North America, the segment supports major offshore drilling contractors through locations in Mexico, the Middle East, Europe, Southeast Asia and South America. Distribution Services employs advanced information technologies to provide complete procurement, inventory management and logistics services to its customers around the globe.

The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies of the Company. The Company evaluates performance of each reportable segment based upon its operating income, excluding non-recurring items. During the second quarter of 2008, certain products previously reported in the Petroleum Services & Supplies segment were transferred to the Company's other two segments, due to a realignment of management responsibilities. Prior periods have not been restated for this change as the impact of the change was not material to any of the Company's segments.

The Company had revenues of 16.6% of total revenue from one of its customers for the year ended December 31, 2009. This customer is a shipyard acting as a general contractor for its customers, who are drillship owners and drilling contractors. This shipyard's customers have specified that the Company's drilling equipment be installed on their drillships and have required the shipyard to issue contracts to the Company.

Geographic Areas:

The following table presents consolidated revenues by country based on sales destination of the use of the products or services (in millions):

	Years Ended December 31,		
	2009	2008	2007
United States	$ 3,444	$ 4,369	$ 3,983
South Korea	2,830	291	—
Singapore	801	856	562
Norway	629	603	677
United Kingdom	578	497	348
Canada	550	751	619
Other Countries	3,880	6,064	3,600
Total	$ 12,712	$ 13,431	$ 9,789

The following table presents long-lived assets by country based on the location (in millions):

	December 31,	
	2009	2008
United States	$ 1,082	$ 1,050
Canada	116	107
Norway	41	44
United Kingdom	110	89
Other Countries	487	387
Total	$ 1,836	$ 1,677

Business Segments:

	Rig Technology	Petroleum Services & Supplies	Distribution Services	Unallocated/ Eliminations	Total
December 31, 2009					
Revenues	$ 8,093	$ 3,745	$ 1,350	$ (476)	$ 12,712
Operating profit	2,283	301	50	(319)	2,315
Capital expenditures	61	161	3	25	250
Depreciation and amortization	90	374	8	18	490
Goodwill	1,567	3,855	67	—	5,489
Total assets	7,203	11,601	781	1,947	21,532
December 31, 2008					
Revenues	$ 7,528	$ 4,651	$ 1,772	$ (520)	$ 13,431
Operating profit	1,970	1,044	130	(226)	2,918
Capital expenditures	79	272	4	24	379
Depreciation and amortization	90	290	9	13	402
Goodwill	1,458	3,705	62	—	5,225
Total assets	9,048	11,153	650	628	21,479
December 31, 2007					
Revenues	$ 5,745	$ 3,061	$ 1,424	$ (441)	$ 9,789
Operating profit	1,394	732	94	(176)	2,044
Capital expenditures	64	160	6	22	252
Depreciation and amortization	54	148	5	7	214
Goodwill	1,231	1,175	39	—	2,445
Total assets	7,097	3,965	652	401	12,115

The Company's 2008 financial statements include Grant Prideco from April 21, 2008, the Merger Date, which includes additional amortization and depreciation of $114 million from the step up to fair market value of Grant Prideco's assets and liabilities for the year ended December 31, 2008. The Grant Prideco product lines are reported within the Petroleum Services & Supplies segment.

16. Quarterly Financial Data (Unaudited)

Summarized quarterly results, were as follows (in millions, except per share data). The 2008 results include Grant Prideco operations from the Merger Date:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year ended December 31, 2009 Revenues	$ 3,481	$ 3,010	$ 3,087	$ 3,134
Gross profit	1,039	875	891	979
Net income attributable to Company	470	220	385	394
Net income attributable to Company per basic share	1.13	0.53	0.93	0.95
Net income attributable to Company per diluted share	1.13	0.53	0.92	0.94
Cash dividends per share	—	—	—	1.10
Year ended December 31, 2008 Revenues	$ 2,685	$ 3,325	$ 3,611	$ 3,810
Gross profit	797	981	1,100	1,194
Net income attributable to Company	398	421	548	585
Net income attributable to Company per basic share	1.12	1.05	1.32	1.41
Net income attributable to Company per diluted share	1.11	1.04	1.31	1.40
Cash dividends per share	—	—	—	—

SCHEDULE II
NATIONAL OILWELL VARCO, INC.
VALUATION AND QUALIFYING ACCOUNTS
Years Ended December 31, 2009, 2008 and 2007
(in millions)

	Balance beginning of year	Additions (Deductions) charged to costs and expenses	Charge off's and other	Balance end of year
Allowance for doubtful accounts:				
2009	$ 73	$ 53	$ (31)	$ 95
2008	45	25	3	73
2007	30	16	(1)	45
Allowance for excess and obsolete inventories:				
2009	$ 123	$ 100	$ (17)	$ 206
2008	99	27	(3)	123
2007	86	34	(21)	99
Valuation allowance for deferred tax assets:				
2009	$ 10	$ —	$ (2)	$ 8
2008	14	—	(4)	10
2007	7	3	4	14
Warranty reserve:				
2009	$ 114	$ 144	$ (41)	$ 217
2008	92	81	(59)	114
2007	57	78	(43)	92



NATIONAL OILWELL VARCO